Rule 424(b)(3)
                                      Registration No. 333-65821

            [LETTERHEAD OF THE FIRST NATIONAL BANK OF SPRING MILLS]

                               November 11, 1998



Dear Shareholder:

      You are cordially invited to attend the special meeting of shareholders (the "Special Meeting") of The First National Bank of Spring Mills ("FNBSM") to be held on Friday, December 18, 1998, at 10:00 a.m., local time, at FNBSM's main office, Route 45 and Ross Hill Road, Spring Mills, Pennsylvania.

      At the Special Meeting, shareholders will consider and vote upon the Agreement of Merger dated as of July 22, 1998 (the "Merger Agreement"), between FNBSM and Penns Woods Bancorp, Inc. ("Penns Woods) providing for the merger of FNBSM with and into Jersey Shore State Bank, a wholly-owned subsidiary of Penns Woods (the "Merger"), and the conversion of each outstanding share of common stock of FNBSM (other than dissenting shares) into 3.5 shares of common stock, $10.00 par value per share, of Penns Woods ("Penns Woods Common Stock") all as more fully described in the accompanying Proxy Statement/Prospectus. Penns Woods will pay cash to FNBSM shareholders in lieu of issuing fractional shares of Penns Woods Common Stock. Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the shareholders of FNBSM and the approval of the Merger by various regulatory agencies.

      The attached Proxy Statement/Prospectus contains important information concerning the Merger. We urge you to give it your careful attention.

      The Board of Directors of FNBSM has carefully considered and approved the Merger Agreement and believes that the Merger is in the best interests of FNBSM and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY HAS APPROVED AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

      Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, the Board of Directors of FNBSM urges you to complete, sign, date and return the enclosed Proxy Card promptly in the enclosed postage-paid envelope. This will not prevent you from voting in person at the Special Meeting but will ensure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are not registered in your own name (i.e., shares are held in a brokerage account), you will need additional documentation from your record holder in order to vote in person at the Special Meeting.

      On behalf of the Board of Directors and our employees, I wish to thank you for your continued support. We appreciate your interest.

                                    Sincerely yours,



                                    William H. Rockey
                                    President

                    THE FIRST NATIONAL BANK OF SPRING MILLS
                           Route 45 & Ross Hill Road
                       Spring Mills, Pennsylvania 16875
                             ____________________

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on December 18, 1998
                             ____________________

            NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (including any adjournment or postponement, the "Special Meeting") of The First National Bank of Spring Mills ("FNBSM"), a national banking association, will be held on Friday, December 18, 1998, at 10:00 a.m., local time, at FNBSM's main office, located at Route 45 and Ross Hill Road, Spring Mills, Pennsylvania, to consider and vote upon the following matters, all as more fully described in the accompanying Proxy Statement/Prospectus:

                  1. The approval and adoption of the Agreement of Merger dated as of July 22, 1998 (the "Merger Agreement"), between Penns Woods Bancorp, Inc. ("Penns Woods ") and
      FNBSM, which provides, among other things, for (i) the merger of FNBSM with and into Jersey Shore State Bank, a Pennsylvania banking institution and wholly-owned subsidiary of Penns Woods, (the "Merger") and (ii) the conversion of each share of common stock of FNBSM outstanding immediately prior to the Merger (other than any dissenting shares or shares owned by Penns Woods or FNBSM) into the right to receive 3.5 shares of common stock, $10.00 par value per share, of Penns Woods, plus cash in lieu of any fractional share interest.

                  2. The adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Special Meeting to constitute a quorum or to approve the Merger Agreement.

                  3. The transaction of such other business as may properly be brought before the Special Meeting.

            The Board of Directors of FNBSM has determined that an affirmative vote on each proposal to be considered at the Special
Meeting is in the best interests of FNBSM and its shareholders and unanimously recommends a vote "FOR" each proposal.

            The Board of Directors of FNBSM has fixed the close of business on November 1, 1998 as the record date for determining shareholders entitled to notice of, and to vote at, the Special
Meeting.

            YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, THE BOARD OF DIRECTORS OF FNBSM URGES YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON AT THE SPECIAL MEETING BUT WILL ASSURE THAT YOUR VOTE IS COUNTED IF YOU ARE UNABLE TO ATTEND. IF YOU ARE A SHAREHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME (E.G., SHARES HELD IN A BROKERAGE ACCOUNT), YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO VOTE PERSONALLY AT THE SPECIAL MEETING.

            PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES
AT THIS TIME.

                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    Kenneth Z. Eungard, Secretary

Spring Mills, Pennsylvania
November 11, 1998

________________________________________________________________

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                                PROXY STATEMENT
                             ____________________

                           PENNS WOODS BANCORP, INC.

                                  PROSPECTUS

                                262,500 Shares
                                 Common Stock
                          $10.00 Par Value Per Share

________________________________________________________________


            This Proxy Statement/Prospectus ("Proxy Statement/ Prospectus") is being furnished to shareholders of The First National Bank of Spring Mills ("FNBSM"), a national banking association, in connection with the solicitation of proxies by the Board of Directors of FNBSM for use at the Special Meeting of Shareholders of FNBSM (including any adjournments or postponements thereof, the "Special Meeting") to be held on December 18, 1998.

            This Proxy Statement/Prospectus also relates to up to 262,500 shares of common stock, $10.00 par value, of Penns Woods Bancorp, Inc. ("Penns Woods")("Penns Woods Common Stock") which may be issued upon the merger of FNBSM with and into Jersey Shore State Bank ("JSSB"), a wholly-owned subsidiary of Penns Woods (the "Merger"), pursuant to an Agreement of Merger between Penns Woods and FNBSM and a Plan of Merger between JSSB and FNBSM, each dated as of July 22, 1998 (the Agreement of Merger and the Plan of Merger being referred to collectively as the "Merger Agreement"). In the Merger, each outstanding share of common stock, $2.00 par value per share, of FNBSM ("FNBSM Common Stock") (other than any dissenting shares under the National Bank Act ("Dissenting Shares") and shares, if any, then owned directly or indirectly by Penns Woods or FNBSM ("Excluded Shares")), will be converted into and become the right to receive 3.5 shares of Penns Woods Common Stock.

            The number of shares of Penns Woods Common Stock into which each share of FNBSM Common Stock (other than Dissenting Shares or Excluded Shares) will be converted in the Merger will be adjusted to prevent dilution in the event of stock splits, reclassifications or other similar events, if any. Penns Woods will pay cash to FNBSM shareholders in lieu of issuing fractional shares of Penns Woods Common Stock.

            This Proxy Statement/Prospectus constitutes both
(i) the proxy statement of FNBSM relating to the solicitation of proxies by the Board of Directors of FNBSM for use at the Special Meeting to be held for the purpose of considering and voting upon a proposal to approve the Merger Agreement and (ii) the prospectus of Penns Woods with respect to the Penns Woods Common Stock to be issued in the Merger.

            This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed on or about November 12, 1998.

            Holders of FNBSM Common Stock are entitled to dissenters' rights of appraisal in connection with the Merger.
See "THE MERGER -- Dissenters' Rights of Appraisal."

            THE SHARES OF PENNS WOODS COMMON STOCK OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            THE SHARES OF PENNS WOODS COMMON STOCK OFFERED HEREBY
ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK
OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                               ________________

            The date of this Proxy Statement/Prospectus is November 11, 1998.

                               Table of Contents

                                                             Page

AVAILABLE INFORMATION.......................................   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   2

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION.   3

SUMMARY.....................................................   4
     The Companies..........................................   4
     The Special Meeting....................................   5
     The Merger.............................................   6
     Certain Related Transactions...........................  12
     Interests of Certain Persons in the Merger.............  12
     Comparative Per Common Share Data......................  13

SELECTED FINANCIAL DATA.....................................  17

PRO FORMA COMBINED FINANCIAL INFORMATION ...................  20
     Pro Forma Combined Condensed Consolidated Balance
       Sheet As of June 30, 1998............................  20
     Pro Forma Unaudited Combined Condensed Statements
       of Income for the Six Months Ended June 30, 1998
       and the Years Ended December 31, 1997, 1996 and
       1995.................................................  22

THE SPECIAL MEETING.........................................  28
     Date, Time and Place...................................  28
     Matters To Be Considered at the Special Meeting........  28
     Votes Required.........................................  28
     Voting of Proxies......................................  29
     Revocability of Proxies................................  29
     Record Date; Stock Entitled to Vote; Quorum............  30
     Solicitation of Proxies................................  30

THE MERGER..................................................  31
     Background of and Reasons for the Merger;
       Recommendations of the Board of Directors............  31
     Terms of the Merger....................................  34
     Opinion of FNBSM's Financial Advisor...................  34
     Effective Date of the Merger...........................  39
     Exchange of FNBSM Stock Certificates...................  39
     Conditions to the Merger...............................  40
     Regulatory Approvals...................................  42
     Representations and Warranties.........................  43
     Business Pending the Merger............................  44
     Dividends..............................................  45
     No Solicitation of Transactions........................  46
     Amendment; Waivers.....................................  46
     Termination; Effect of Termination.....................  47
     Management and Operations after the Merger.............  48
     Employee Benefits and Severance........................  48
<PAGE 1>
     Accounting Treatment...................................  50
     Certain Federal Income Tax Consequences................  50
     Expenses...............................................  51
     Resale of Penns Woods Common Stock.....................  52
     Dissenters' Rights of Appraisal........................  52

INTERESTS OF CERTAIN PERSONS IN THE MERGER..................  54
     Shares Owned by Management and the Board...............  54
     Indemnification; Directors and Officers Insurance......  54
     Employment Agreements..................................  55

INFORMATION WITH RESPECT TO PENNS WOODS.....................  56
     General................................................  56
     Market Price of and Dividends on Penns Woods Common
       Stock and Related Shareholder Matters................  56

INFORMATION WITH RESPECT TO FNBSM...........................  57
     Description of Business................................  57
     Supervision and Regulation.............................  58
     Legal Proceedings......................................  59
     Management's Discussion and Analysis of Financial
       Condition and Results of Operations - 1997 and 1996.. 59 Market Price of and Dividends on FNBSM Common Stock
       and Related Shareholder Matters......................  81

DESCRIPTION OF PENNS WOODS CAPITAL SECURITIES...............  82
     Common Stock...........................................  82
     Special Charter and Pennsylvania Corporate Law
       Provisions...........................................  83

COMPARISON OF SHAREHOLDER RIGHTS............................  85
     Directors..............................................  85
     Shareholder Meetings...................................  87
     Inspection Rights......................................  87
     Antitakeover Provisions................................  87
     Required Shareholder Vote..............................  89
     Amendment of Bylaws....................................  90
     Dissenters' Rights.....................................  90
     Dividends..............................................  91
     Preemptive Rights......................................  91

ADJOURNMENT.................................................  91

EXPERTS.....................................................  93

LEGAL MATTERS...............................................  93

OTHER MATTERS...............................................  93
  <PAGE 2>
THE FIRST NATIONAL BANK OF SPRING MILLS
  FINANCIAL STATEMENTS...................................... F-1

BACKGROUND.................................................. A-2

AGREEMENT....................................................A-2

            No persons have been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Penns Woods or FNBSM. This
Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Penns Woods or FNBSM since the date hereof or that the information herein is correct as of any time subsequent to its date.

            All information concerning Penns Woods and its subsidiaries contained herein, incorporated herein by reference or supplied herewith, has been furnished by Penns Woods, and all information concerning FNBSM contained herein, incorporated herein by reference or supplied herewith, has been furnished by FNBSM.

                             AVAILABLE INFORMATION

            Penns Woods is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Penns Woods with the Commission can be inspected and copied at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the web site that the Commission maintains at http://www.sec.gov.

            Penns Woods has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Penns Woods Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by
<PAGE 1> reference or supplied herewith as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents filed with the Commission by Penns Woods (File No. 0-17077) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

            1. Penns Woods' Annual Report on Form 10-K for the year ended December 31, 1997.

            2. Penns Woods' Quarterly Report on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

            In addition, all documents filed by Penns Woods pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

            THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED
HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST. DOCUMENTS RELATING TO PENNS WOODS MAY BE REQUESTED FROM PENNS WOODS BANCORP, INC.,
115 SOUTH MAIN STREET, JERSEY SHORE, PENNSYLVANIA 17440
(TELEPHONE NUMBER (717) 398-2213), ATTENTION:  SONYA E.
HARTRANFT, SECRETARY.  REQUESTS SHOULD BE RECEIVED BY DECEMBER 1,
1998.

            Copies of Penns Woods' 1997 Annual Report to
Shareholders (including its Annual Report on Form 10-K for the year ended December 31, 1997) and Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 are delivered together with this Proxy Statement/Prospectus.
  <PAGE 2>
          CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

            Except for historical information, this Proxy Statement/Prospectus may be deemed to contain "forward looking" information. Examples of forward looking information include, but are not limited to (a) projections of or statements regarding future earnings, interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the Board of Directors,
(c) statements of future economic performance, and (d) statements of assumptions, such as economic conditions in the market areas served by Penns Woods and FNBSM, underlying other statements and statements about Penns Woods and FNBSM or their respective businesses. Such forward looking information can be identified by the use of forward looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy. No assurance can be given that the future results covered by the forward-looking information will be achieved. Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking information. Important factors that could impact operating results include, but are not limited to, (i) the effects of changing economic conditions in both the market areas served by Penns Woods and FNBSM and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could affect operations,
(v) funding costs, and (vi) other external developments which could materially affect business and operations.

                                    SUMMARY

            The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. A copy of the Merger Agreement is set forth in Annex A to this Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. Shareholders of FNBSM are urged to read carefully this entire Proxy Statement/Prospectus, including the Annexes hereto.

            All ratios and share data relating to Penns Woods have been adjusted to reflect all stock dividends and stock splits declared or effected through the date of this Proxy Statement/ Prospectus, including the stock split effected by means of a 100% stock dividend paid on January 15, 1998.

The Companies

            Penns Woods

            Penns Woods, a Pennsylvania business corporation, is the holding company for JSSB, a Pennsylvania banking institution. At June 30, 1998, Penns Woods and its subsidiaries had total consolidated assets, deposits and shareholders' equity of approximately $307.3 million, $222.5 million and $45.3 million, respectively. The primary operating entity of Penns Woods is JSSB. JSSB's primary business consists of attracting deposits from its seven full-service banking offices in Northcentral Pennsylvania, and originating commercial, consumer and residential mortgage loans in the communities served by those offices. JSSB also operates a mortgage/loan center in State College, Pennsylvania.

            The principal executive offices of Penns Woods are located at 115 South Main Street, Jersey Shore,Pennsylvania 17740, and its telephone number is (717) 398-2213. For further information concerning Penns Woods and its subsidiaries, see "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PENNS WOODS SELECTED FINANCIAL DATA," "INFORMATION WITH RESPECT TO PENNS WOODS" and "DESCRIPTION OF PENNS WOODS CAPITAL SECURITIES."

            FNBSM

            FNBSM is a national banking association. At June 30, 1998, FNBSM had total consolidated assets, deposits and shareholders' equity of approximately $31.934 million, $24.286 million and $4.536 million, respectively. FNBSM has two branches located in Centre Hall and Spring Mills, Centre County, Pennsylvania. FNBSM's principal business consists of attracting deposits from the general public through its offices and
<PAGE 4> originating commercial, consumer and mortgage loans in the communities served by those offices.

            The principal executive offices of FNBSM are located at Route 45 & Ross Hill Road, Spring Mills, Pennsylvania 16875 and its telephone number is (814) 422-8836. For additional information concerning FNBSM, see "FNBSM SELECTED FINANCIAL
DATA," "INFORMATION WITH RESPECT TO FNBSM" and "INDEX TO FNBSM
FINANCIAL STATEMENTS."

The Special Meeting

            General

            The Special Meeting will be held at the main office of FNBSM, located at Route 45 and Ross Hill Road, Spring Mills,
Pennsylvania at 10:00 a.m., local time, on Friday, December 18, 1998.

            Record Date

            The record date for the Special Meeting is November 1, 1998 (the "Record Date"). Only shareholders of record at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Special Meeting.

            Matters to be Considered at the Special Meeting

            At the Special Meeting, holders of FNBSM Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement attached as Annex A to this Proxy Statement/ Prospectus and incorporated herein by reference. In addition, shareholders of FNBSM are being asked to approve a proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies in the event a quorum is not present or there are not sufficient votes at the Special Meeting to approve the Merger Agreement (the "Adjournment Proposal"). Shareholders will also consider and vote upon any other matter that may properly come before the Special Meeting.

            See "THE SPECIAL MEETING -- Matters to be considered at the Special Meeting."

            Votes Required

            Shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the Record Date must be represented in person or by proxy at the Special Meeting for a quorum to be present for purposes of voting on the Merger Agreement and on the Adjournment Proposal. The approval and adoption of the Merger Agreement will require the affirmative vote of holders of two-thirds of the issued and outstanding shares of FNBSM Common Stock as of the Record Date, in person or by proxy, at the Special Meeting. The approval of the Adjournment Proposal will require the affirmative vote of a
<PAGE 5> majority of the votes cast, in person or by proxy, by all FNBSM shareholders entitled to vote thereon at the Special Meeting, whether or not a quorum is present. Each holder of shares of FNBSM Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record on each matter to be considered at the Special Meeting.

            The directors and executive officers of FNBSM have agreed to vote all shares of FNBSM Common Stock that they own on the Record Date in favor of the approval and adoption of the Merger Agreement. On the Record Date, directors, executive officers of FNBSM and those shareholders under agreement owned approximately 14,540 shares of FNBSM Common Stock, or approximately 19.4% of the then outstanding shares of FNBSM Common Stock. Management of FNBSM is not aware of any person or entity owning 5% or more of the outstanding shares of FNBSM Common Stock as of the Record Date, except for 5,866 shares of FNBSM Common Stock (approximately 7.82% of the outstanding shares) held of record by William H. Rockey, President of FNBSM.

            See "THE SPECIAL MEETING -- Votes Required."

The Merger

            Terms of the Merger

            At the Effective Date of the Merger, each outstanding share of FNBSM Common Stock (other than Dissenting Shares and Excluded Shares) will be automatically converted into, and become a right to receive 3.5 shares of Penns Woods Common Stock (the "Exchange Ratio"). The "Exchange Ratio will be adjusted to prevent dilution in the event of stock splits, reclassifications or other similar events.

            Penns Woods will in all events pay cash to FNBSM shareholders in lieu of issuing fractional shares of Penns Woods
Common Stock.

            The Effective Date, which shall be the same date as the Closing Date, will be the date specified by Penns Woods and FNBSM within five (5) business days after all conditions precedent are fulfilled or waived or such other date as Penns Woods and FNBSM shall agree. See "THE MERGER -- Effective Date."

            The Merger Agreement permits FNBSM to pay its regular semi-annual cash dividend on or before December 31, 1998 in an amount not to exceed $1.25 per share. See "THE MERGER --
Dividends."
  <PAGE 6>
            Dissenters' Rights of Appraisal

            Any FNBSM shareholder who objects to the Merger is entitled to the rights and remedies of a dissenting shareholder as provided in Section 214a of Title 12 of the United States Code, as amended (the "U.S. Code"), but only on the condition that the dissenting shareholder takes the necessary steps to perfect his rights. The Merger Agreement provides that one of the conditions to Penns Woods' obligation to consummate the Merger is that shareholders holding 9% or more of the outstanding shares of FNBSM Common Stock will not have asserted and duly perfected their dissenters' rights.

            If the Merger is consummated, any FNBSM shareholder who follows the procedures set forth in the U.S. Code will be entitled to receive from JSSB a cash payment equal to the value of his shares of FNBSM Common Stock determined as of the date of the Special Meeting; provided that (1) such shareholder has voted against the Merger at the Special Meeting, or (2) has given notice to FNBSM in writing at or prior to the Special Meeting that such shareholder dissents from the Merger and does not thereafter vote in favor of the Merger. A description of the appraisal process is provided in "THE MERGER -- Dissenters'
Rights Appraisal."

      The foregoing summary does not purport to be a complete statement of the appraisal rights of dissenting shareholders, and such summary is qualified in its entirety by reference to the applicable provisions of the U.S. Code, which are reproduced in full in Annex C to this Proxy Statement/Prospectus.

            Accounting Treatment and Certain Federal Income Tax
            Consequences

            The Merger is intended to qualify as a pooling of interests for financial accounting purposes and is expected to constitute a tax-free reorganization for federal income tax purposes. It is a condition to completion of the Merger that Penns Woods receive an opinion from its independent auditors that the Merger will be treated as a pooling of interests for financial accounting purposes and that both parties receive an opinion from Penns Woods' counsel that the Merger will constitute a tax-free reorganization for federal income tax purposes. Penns Woods' counsel has advised the parties that, in its opinion, as of the date of this Proxy Statement/Prospectus, the Merger will be treated as a tax-free reorganization for federal income tax purposes. As of the date of this Proxy Statement/Prospectus, Penns Woods has no reason to believe that its independent auditors or its counsel will be unable to deliver such opinions as of the Effective Date. See "THE MERGER -- Certain Federal Income Tax Consequences," "--Accounting Treatment" and
"-- Conditions to the Merger."
  <PAGE 7>
            Recommendation of Board of Directors and Reasons for the Merger

            The Board of Directors of FNBSM believes that the terms of the Merger are fair and in the best interests of the shareholders of FNBSM and has unanimously approved the Merger
Agreement. The Board of Directors of FNBSM unanimously recommends that the shareholders of FNBSM approve the Merger
Agreement.

            Opinion of Financial Advisor

            Berwind Financial, L.P. ("Berwind") has rendered its written opinion, dated July 22, 1998, and updated as of the date of this Proxy Statement/Prospectus, to the Board of Directors of FNBSM that, as of the respective dates of such opinions, and subject to the assumptions and considerations set forth therein, the financial terms of the Merger are fair from a financial point of view to the holders of FNBSM Common Stock. A copy of the opinion of Berwind dated the date of this Proxy Statement/ Prospectus, is attached hereto as Annex B.

            FNBSM has agreed to pay fees in the amount of $250,000 to Berwind for its services in connection with the Merger, all of which is contingent upon completion of the Merger.

            For information on the assumptions made, matters considered and limits of the review by Berwind, see "THE MERGER -
- Opinion of FNBSM's Financial Advisor."

            Conditions to the Merger; Regulatory Approvals

            The obligations of Penns Woods and FNBSM to complete the Merger are subject to various conditions usual and customary in transactions similar to the Merger, including, without limitation, obtaining requisite regulatory approvals and obtaining approval of the shareholders of FNBSM. Application has been made to obtain required regulatory approvals. No assurance can be given that all required approvals will be received or as to the timing or conditions of such approvals. See "THE
MERGER -- Regulatory Approvals." The obligation of Penns Woods to complete the Merger is also subject to certain other conditions, including, among other things, receipt of an opinion from Penns Woods' independent auditors to the effect that the Merger will be treated as a pooling of interests for financial accounting purposes and that the transaction will qualify as a tax-free reorganization. No assurances can be given that all such conditions will be met. See "THE MERGER -- Conditions to the Merger."
  <PAGE 8>
            Termination; Effect of Termination

            The Merger Agreement may be terminated at any time prior to the Effective Date by the mutual consent of Penns Woods and FNBSM or by either party if (i) the other party breaches any representation or warranty contained in the Merger Agreement which results in a Material Adverse Effect (as defined in the Merger Agreement; see "THE MERGER -- Termination; Effect of Termination") with respect to the breaching party, and such breach has not been or cannot be cured within 30 days after the date written notice of such breach was given to such party committing the breach, (ii) the other party breaches any material covenant or obligation, and such breach has not or cannot be cured within thirty days from the date written notice of such breach was given to the party committing the breach, (iii) the closing date (the "Closing Date," which, under the terms of the Merger Agreement is the same date as the Effective Date) of the Merger has not occurred by May 30, 1999, or (iv) either party receives a written notice from a regulatory authority that the necessary approval or consent is unlikely to be granted unless the failure of such occurrence in either (iii) or (iv) shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe any agreements required to be performed by such party by the Closing Date.

            In the event of termination of the Merger Agreement by either Penns Woods or FNBSM, there will be no liability or obligation on the part of Penns Woods or FNBSM other than the obligation dealing with confidentiality and other than any liabilities or damages incurred as a result of the willful breach by a party of any of its representations, warranties, covenants, or agreements set forth in the Merger Agreement; provided, however, that if, within 9 months following the date of termination of the Merger Agreement, a person, group or entity other than Penns Woods or an affiliate of Penns Woods, enters into an agreement with FNBSM pursuant to which such person, group or entity would (i) merge or consolidate, or enter into any similar transaction, with FNBSM, (ii) acquire all or substantially all of the assets of FNBSM, or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 20% or more of the then outstanding shares of Common Stock, then FNBSM shall immediately pay to Penns Woods a termination fee ("Termination Fee") of $1.0 million. No Termination Fee will be payable in the event of termination of the Merger Agreement following (i) an unremedied breach of a representation or warranty by Penns Woods which results in a Material Adverse Effect, (ii) an unremedied breach of any material covenant or other obligation by Penns Woods, (iii) the failure to complete the Merger by May 30, 1999, unless the failure of such occurrence is due to the failure of FNBSM to perform or observe its agreements set forth in the Merger Agreement required to be performed or observed prior to the Effective Date, or (iv) the notification of either party by a regulatory authority that a necessary approval is unlikely to be granted, unless the failure
<PAGE 9> of such occurrence shall be due to the failure of FNBSM to perform or observe any agreements set forth in the Merger Agreement required to be performed or observed by it prior to the Effective Date. See "THE MERGER -- Termination; Effect of Termination."

            Comparison of Shareholder Rights

            Penns Woods is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "Pennsylvania BCL"). FNBSM is a national banking association subject to the provisions of the National Bank Act (the "NBA"). Upon completion of the Merger, shareholders of FNBSM will become shareholders of Penns Woods, and their rights as such will be governed by Penns Woods' Articles of Incorporation and Bylaws and by the Pennsylvania BCL. The rights of shareholders of Penns Woods are different in certain respects from the rights of shareholders of NBA. The most significant of these differences include the following: the absence of the ability of shareholders of Penns Woods to call a special meeting of shareholders; broader indemnification rights generally available to directors, officers and employees of Penns Woods as a Pennsylvania business corporation; and certain statutory provisions of Pennsylvania law and of Penns Woods' Articles of Incorporation designed to deter a nonnegotiated attempt to obtain control of Penns Woods. See "COMPARISON OF SHAREHOLDER RIGHTS."

            Management and Operations after the Merger

            The Boards of Directors of Penns Woods and JSSB in office immediately prior to completion of the Merger will remain as the Boards of Directors of Penns Woods and JSSB upon completion of the Merger, except as follows. On the Effective Date, William H. Rockey, President and Chief Executive Officer of FNBSM, will be elected as a Class 1 director of Penns Woods to serve until 2001. Penns Woods has agreed to renominate
Mr. Rockey for election as a Class I director at the annual meeting of Penns Woods to be held in 2001. Mr. Rockey will also serve as a director of JSSB during the time that he is serving as a director of Penns Woods. For a period of two years after the Effective Date, Penns Woods will establish an advisory board (the "FNBSM Advisory Board") initially consisting of all of the members of the FNBSM Board of Directors immediately prior to the Effective Date. During the second year following the Effective Date, the FNBSM Advisory Board will consist of former members of the FNBSM Board of Directors who have not attained the mandatory retirement age of 70 prior to the commencement of such year. After the second year following the Effective Date, the FNBSM Advisory Board may be maintained at the discretion of Penns Woods. FNBSM Advisory Board members will receive $150 for each monthly meeting of the FNBSM Advisory Board actually attended.

            On the Effective Date, the executive officers of Penns Woods and JSSB in office immediately prior to the Effective Date
<PAGE 10> will remain as such except that (i) William H. Rockey,
President and Chief Executive Officer of FNBSM, will be elected a Senior Vice President of Penns Woods and JSSB and (ii) Rickey B. Brooks, Vice President and Cashier of FNBSM, will be elected a Vice President of Penns Woods and JSSB. Messrs. Rockey and
Brooks will each enter into an employment agreement with Penns Woods and JSSB effective as of the Closing Date.

            See "THE MERGER -- Management and Operations After the Merger" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

            No Solicitation

            The Merger Agreement provides that FNBSM will not, nor will it permit any of its directors, officers, employees or agents to directly or indirectly (i) respond to, solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Transaction (as defined below), (ii) recommend or endorse an Acquisition Transaction, (iii) participate in any discussions or negotiations regarding an Acquisition Transaction, (iv) provide any third party (other than Penns Woods or an affiliate of Penns Woods) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction, or (v) enter into an agreement with any other party with respect to an Acquisition Transaction. Notwithstanding the foregoing, the Board of Directors of FNBSM may respond to unsolicited inquiries relating to an Acquisition Transaction or the Board of Directors of FNBSM may recommend or endorse an Acquisition Transaction, in each case, if it receives an unqualified written opinion of outside counsel that the failure to do so would constitute a breach of their fiduciary duty. In the event of any response by FNBSM to a proposal for an Acquisition Transaction, Penns Woods shall have the right, but not the obligation, to terminate this Agreement at any time thereafter without penalty or further liability to Penns Woods. For purposes of these provisions, "Acquisition Transaction" means any of the following transactions: (i) a merger or consolidation, or any similar transaction, involving FNBSM, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of FNBSM hereto, or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 20% or more of the outstanding shares of FNBSM Common Stock. FNBSM is required to notify Penns Woods immediately if (i) any such discussions or negotiations are sought to be initiated with it by any other person or (ii) if any such requests for information, inquiries, proposals or communications are received from any other person, except analysts, regulatory authorities and holders of FNBSM Common
Stock in the ordinary course of business. See "THE MERGER -- No Solicitation of Transactions."
  <PAGE 11>
            Exchange of Certificates

            After the Effective Date, Penns Woods will send to FNBSM shareholders transmittal materials for use in effecting the exchange of their certificates representing whole shares of FNBSM Common Stock for certificates representing shares of Penns Woods Common Stock. Penns Woods will pay holders of FNBSM Common Stock cash in lieu of issuing fractional shares of Penns Woods Common Stock. See "THE MERGER -- Exchange of FNBSM Stock Certificates."

Certain Related Transactions

            The directors, executive officers and certain
Shareholders of FNBSM have agreed to vote their shares of FNBSM
Common Stock in favor of the Merger Agreement.  See "THE
MERGER -- Matters to be Considered at the Meeting."

            The agreements of FNBSM's directors and executive officers and certain shareholders to vote in favor of the Merger may have the effect of precluding or discouraging persons who might now or prior to the Effective Date be interested in acquiring all of or a significant interest in FNBSM from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for FNBSM Common Stock than the price per share being paid by Penns Woods under the Merger Agreement, or might result in a potential acquiror proposing to pay a lower price per share to acquire FNBSM than it might otherwise have proposed to pay. See "CERTAIN RELATED TRANSACTIONS."

Interests of Certain Persons in the Merger

            On or prior to the Effective Date, Penns Woods and Jersey Shore will enter into employment agreements with William
H. Rockey and Rickey B. Brooks, to be effective as of the Effective Date, on terms mutually satisfactory to Penns Woods and to such individuals. Such agreements will, among other things,
(i) provide for a term of three (3) years from the Effective Date and automatic annual renewals thereafter absent notice of nonrenewal by either party, (ii) provide for a minimum base salary equal to the base salary of the executive immediately prior to the Effective Date ($96,700 in the case of Mr. Rockey and $71,300 in the case of Mr. Brooks), (iii) provide for a severance payment equivalent to the greater of 24 months' base salary or base salary payable over the remaining term of the agreement in the event the executive's employment is terminated involuntarily or the executive terminates employment for "good reason" following a "change in control" of Penns Woods, and (iv) provide that the executive shall be eligible for consideration to receive stock option grants under Penns Woods' stock option plans then in effect in the same manner as other executive officers of Penns Woods. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER -- Employment Agreements."
  <PAGE 12>
            On the Effective Date, Penns Woods has agreed to establish for a period of two years the FNBSM Advisory Board. Each member of the FNBSM Advisory Board will be paid $150 for each monthly meeting of the FNBSM Advisory Board actually attended.

            Penns Woods has also agreed to indemnify, after the Effective Date, persons who served as directors and officers of FNBSM and to maintain FNBSM's existing directors' and officers' liability insurance policy (or policy equivalent thereto) covering persons who are currently covered by such insurance for a period of five years after the Effective Date. See "THE MERGER -- Management and Operations After the Merger" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

Comparative Per Common Share Data

            The following table sets forth certain unaudited comparative per share data relating to book value per common share, cash dividends declared per common share and income from continuing operations per common share (i) on an historical basis for Penns Woods and FNBSM, (ii) on a pro forma basis per share of Penns Woods Common Stock to reflect completion of the Merger, and
(iii) on an equivalent pro forma basis per share of FNBSM Common Stock to reflect completion of the Merger, assuming the Merger was effective for the periods presented. The pro forma information has been prepared giving effect to the Merger using the pooling of interests accounting method. For a description of the effect of pooling of interests accounting, see "THE MERGER -- Accounting Treatment." The following equivalent per share data assume an Exchange Ratio of 3.50 shares of Penns Woods Common Stock for each share of FNBSM Common Stock. See "THE MERGER -- Terms of the Merger." This information should be read in conjunction with the consolidated financial statements of Penns Woods and FNBSM, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/ Prospectus, and the other financial data appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "AVAILABLE INFORMATION," "SELECTED FINANCIAL DATA," "PRO FORMA COMBINED FINANCIAL STATEMENTS," and "INDEX TO FNBSM FINANCIAL STATEMENTS."

Book Value Per Common Share(1)(2):    At June 30, 1998        At December 31, 1997
Historical:
  Penns Woods                             $17.64                  $16.75
  FNBSM                                    60.48                   58.89

Pro Forma:
  Pro forma per share of
   Penns Woods Common Stock                17.60                   16.76
  Equivalent pro forma
   per share of FNBSM
   Common Stock                            61.60                   58.66

                                     For the Six Months Ended          For the years ended December 31,
                                          June 30, 1998                   1997       1996       1995

Cash Dividends Paid Per Common Share:

Historical(3):
  Penns Woods                                 $ .36                     $ .85       $ .60      $ .50
  FNBSM                                        1.15                      2.25        2.05       1.85

Pro Forma:
  Pro forma per share of Penns Woods
   Common Stock                                 .36                       .85         .60        .50
  Equivalent pro forma per share
   of FNBSM Common Stock                       1.26                      2.98        2.10       1.75

Income from Continuing Operations Per
Common Share(2)(4):

                                     For the Six Months Ended          For the years ended December 31,
                                          June 30, 1998                   1997       1996       1995
Basic Earnings per Share:

Historical:
  Penns Woods                                 $1.23                     $ 3.03      $2.10      $1.52
  FNBSM                                        3.15                       5.15       5.51       4.93

Pro Forma:
  Pro forma per share of Penns Woods
   Common Stock                                1.20                       2.89       2.05       1.51
  Equivalent pro forma per share of
  FNBSM Common Stock                           4.20                      10.12       7.18       5.29

Diluted Earnings per Share:

Historical:
  Penns Woods                                  1.23                       3.01       2.09       1.52
  FNBSM                                        3.15                       5.15       5.51       4.93

Pro Forma:
  Pro forma per share of Penns Woods
   Common Stock                                1.20                       2.86       2.04       1.51
  Equivalent pro forma per share of
   FNBSM Common Stock                          4.20                      10.01       7.14       5.29

__________________

(1) Pro forma book value per share of Penns Woods Common Stock was calculated by dividing total pro forma combined shareholders' equity amounts as of the applicable date by the sum of (i) the total shares of Penns Woods Common Stock
      <PAGE 14> outstanding as of the applicable date (2,569,558 shares at June 30, 1998 and 2,565,558 shares at December 31,
      1997), and (ii) the total number of shares of FNBSM Common Stock outstanding at such date (75,000 shares at June 30, 1998 and 75,000 shares at December 31, 1997) multiplied by the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock. Equivalent pro forma book value per share of FNBSM Common Stock represents the pro forma book value per share of Penns Woods Common Stock multiplied by the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock.
      See "THE MERGER -- Terms of the Merger."

(2) The pro forma information does not reflect any anticipated operating cost savings or one-time charges associated with the Merger. See "THE MERGER -- Management and Operations
      After the Merger."

(3) Penns Woods pro forma dividends per share represent historical dividends paid by Penns Woods. FNBSM pro forma equivalent dividends per share represent such amounts multiplied by the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock. See "THE MERGER -- Terms of the Merger."

(4) Penns Woods pro forma income from continuing operations per basic common share represents historical net income from continuing operations for Penns Woods and FNBSM combined on the assumption that Penns Woods and FNBSM had been combined for the periods presented on a pooling of interests basis, divided by the number of shares of Penns Woods Common Stock which will be issued and outstanding following completion of the Merger based on the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock. FNBSM equivalent pro forma income from continuing operations per basic common share represents such amounts multiplied by an Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock. Penns Woods' pro forma income from continuing operations per diluted common share and FNBSM's equivalent pro forma income from continuing operations per diluted common share includes the effects of presently exercisable Penns Woods stock options (12,222 shares at June 30, 1998 and 22,499 shares at December 31, 1997). See "THE MERGER -- Terms of the Merger."

            Market Value of Securities

            The following table sets forth the market value per share of Penns Woods Common Stock, the market value per share of FNBSM Common Stock and the equivalent market value per share of FNBSM Common Stock on July 22, 1998 (the last business day preceding public announcement of the Merger) and November 5, 1998 (the latest practicable trading day before the printing of this Proxy Statement/Prospectus). The equivalent market values per share of FNBSM Common Stock indicated in the table are based on the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock.

                           Penns Woods              FNBSM


                                                      Equivalent
                                                     Market Value
                           Historical   Historical     Per Share

July 22, 1998              $55.50        $87.00        $194.25
November 5, 1998            56.50         87.00*        197.75


_________________________

* To the knowledge of management of FNBSM, there have been no transactions in FNBSM Common Stock since public announcement of the Merger.


            For information concerning cash dividends paid by Penns Woods, see "INFORMATION WITH RESPECT TO PENNS WOODS -- Market
Price of and Dividends on Penns Woods Common Stock and Related
Shareholder Matters."

                            SELECTED FINANCIAL DATA

            The following tables set forth (i) certain historical consolidated summary financial data for Penns Woods and
(ii) certain historical summary financial data for FNBSM. Data relating to Penns Woods are derived from, and should be read in conjunction with, among other things, the consolidated financial statements of Penns Woods, including the notes thereto, incorporated by reference in this Proxy Statement/Prospectus, and the pro forma combined financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. Data relating to FNBSM are derived from, and should be read in conjunction with, the consolidated financial statements of FNBSM, including the notes thereto, and the pro forma combined financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "AVAILABLE INFORMATION," "PRO FORMA COMBINED FINANCIAL INFORMATION," "INFORMATION RELATING TO FNBSM," and "INDEX TO FNBSM FINANCIAL STATEMENTS."

                             PENNS WOODS SELECTED FINANCIAL DATA*

                                 For the Six Month
                                 Period Ended June 30,                            Year Ended December 31,
                                    1998       1997        1997            1996            1995           1994            1993
                                                           (Dollars in thousands, except per share data)
Consolidated Statement of
 Income Data:
Interest income . . . . . . .$  10,957      10,145       $   20,823      $   19,997     $   18,695      $   16,882      $   15,967
Interest expense. . . . . . .    4,452       4,151            8,317           8,079          7,793           6,902           6,546
Net interest income . . . . .    6,505       5,994           12,506          11,918         10,902           9,980           9,421
Provision for loan losses . .      150         120              220             105            300             577             791
Net interest income after
  provision for loan losses .    6,355       5,874           12,286          11,813         10,602           9,403           8,630
Other income. . . . . . . . .    1,468       2,892            5,840           2,461          2,215           2,137           2,942
Other expense . . . . . . . .    3,633       3,525            7,384           6,967          7,534           6,997           6,097
Income before income taxes. .    4,190       5,241           10,742           7,307          5,283           4,543           5,475
Applicable income taxes . . .    1,028       1,402            2,991           1,965          1,421           1,174           1,497
Net income. . . . . . . . . . $  3,162       3,839       $    7,751      $    5,342    $     3,862      $    3,369      $    3,978

Consolidated Balance Sheet
  at End of Period:
Total assets. . . . . . . . .$  307,254     261,878      $  283,988     $  259,724    $   242,629     $  235,638     $  223,672
Loans . . . . . . . . . . . .   194,883     168,259         187,657        162,627        153,640        151,492        134,571
Allowance for loan losses . .    (2,436)     (2,509)         (2,414)        (2,413)        (2,353)        (2,127)        (1,956)
Deposits. . . . . . . . . . .   222,459     211,809         220,536        203,016        202,258        190,839        180,587
Long-term debt - other. . . .    20,000           0               0              0              0          7,000          5,825
Stockholders' equity. . . . .    45,322      37,313          42,974         33,557         29,685         23,839         21,894

Per Share Data:
Net income. . . . . . . . . .$  1.23         1.50        $     1.52      $     1.05     $       .76      $      .67    $      .79
Cash dividends declared . . .    .36          .275              .425            .30             .25             .1975        0.2225
Book value. . . . . . . . . .  17.64        14.59             16.75           13.14           11.67            9.42          8.70
Number of share outstanding,
  at end of period. . . . . . 2,569,558   2,557,448       2,565,558       2,554,596       2,542,678       2,531,194       2,517,138
Average number of shares
  outstanding . . . . . . . . 2,566,381   2,554,999       2,556,804       2,544,561       2,535,076       2,533,756       2,533,756

Selected financial ratios:
Return on average
  stockholders' equity. . . .  14.65%          22.43%         20.07%          17.25%          14.07%          13.89%          19.12%
Return on average total
  assets. . . . . . . . . . .   2.21%           2.95%          2.88%           2.12%           1.64%           1.45%           1.89%
Net interest income to
  average interest earning
  assets. . . . . . . . . . .   5.22%           5.21%          5.25%           5.08%           5.04%           4.71%           4.80%
Dividend payout ratio . . . .  29.27%          18.33%         28.05%          28.57%          32.79%          29.70%          28.34%
Average stockholders' equity
  to average total assets . .  15.10%          13.17%         14.46%          12.31%          11.64%          10.42%           9.88%
Loans to deposits, at end
  of period . . . . . . . . .  87.60%          79.43%         83.96%          78.74%          74.80%          78.27%          73.44%
________________

* All per share data have been adjusted to reflect all stock dividends and stock splits declared or effected through the date of this Proxy Statement/Prospectus, including the Stock Split.

                        FNBSM SELECTED FINANCIAL DATA*
                 (Dollars in thousands, except per share data)

                                   For the Six Month
                                   Period Ended June 30,                       Year Ended December 31,
                                      1998       1997        1997        1996         1995         1994        1993

Statement of Income Data:
  Total interest income               $ 1,247    $ 1,133   $ 2,323      $ 2,077      $ 1,853      $ 1,707     $ 1,705
  Total interest expense                  528        493     1,007          906          755          594         615

  Net interest income                     719        640     1,316        1,171        1,098        1,113       1,090
  Provision for loan losses                 5         11        54           32            -            1           6
  Other income                             48         43        81          150           49           31          55
  Other expenses                          464        386       835          759          685          655         611

  Income before income tax provision      298        286       508          530          462          488         528
  Income tax provision                     62         71       122          117           92           96         120
  Cumulative effect of change in
    accounting for income taxes             -          -         -            -            -            -          25

  Net income                          $   236    $   215   $   386      $   413      $   370      $   392     $   433

Per Share Data:
  Earnings per share - basic and
    diluted                           $  3.15    $  2.87   $  5.15      $  5.51      $  4.93      $  5.23     $  5.77
  Cash dividends declared                1.20       1.10      2.25         2.05         1.85         1.75        1.65
  Shareholders' equity                  60.48      57.51     58.89        55.69        52.49        46.31       43.95

Balance Sheet:
Average Assets                        $30,660    $28,439   $29,098      $26,258      $22,879      $21,532     $20,276

Average Shareholders' Equity            4,535      4,273     4,346        4,067        3,801        3,521       3,181

Selected Financial Ratios:
  Return on average assets               1.52%      1.49%    1.33%         1.57%        1.62%        1.82%       2.14%
  Return on average shareholders'
    equity                              10.39%     10.06%    8.88%        10.15%        9.73%       11.13%      13.61%
  Cash dividend payout ratio            38.10%     38.33%   43.78%        37.29%       37.57%       33.42%      30.25%
  Average shareholders' equity to
    average assets                      14.35%     15.03%   14.94%        15.49%       16.61%       16.35%      15.69%

_______________

* All per share data is based on 75,000 shares of common stock outstanding.

                   PRO FORMA COMBINED FINANCIAL INFORMATION

            The following tables set forth selected unaudited pro forma financial data reflecting the Merger (accounted for using the pooling of interests method of accounting).

            The pro forma information has been prepared based upon the Exchange Ratio of 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock outstanding. See "THE MERGER - Terms of the Merger." The pro forma financial information does not necessarily reflect what the actual results of Penns Woods would be following completion of the transactions included in the following pro forma financial information.

            The following pro forma information does not give effect to any potential cost savings or any merger-related expenses which may be realized or incurred as a result of the Merger. See "THE MERGER - Management and Operations After the Merger."

Pro Forma Combined Condensed Consolidated Balance Sheet As of
June 30, 1998

            The following unaudited pro forma combined condensed consolidated balance sheet information combines the historical consolidated balance sheets of Penns Woods and FNBSM as of June 30, 1998. The Merger has been reflected as a pooling of interests. This pro forma information should be read in conjunction with the historical consolidated financial statements of Penns Woods, including the notes thereto, incorporated by reference in this Proxy Statement/Prospectus and the historical financial statements of FNBSM, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED FINANCIAL DATA," and "INDEX TO FNBSM FINANCIAL STATEMENTS."

                       Pro Forma Combined Balance Sheet
                              As of June 30, 1998
                            (Dollars In thousands)

                                                                            Penns Woods
                                                                                and
                                                                Pro Forma      FNBSM
                              Penns Woods       FNBSM          Adjustments    Combined
Cash and amounts due
  from depository
  institutions ......        $  8,546          $ 1,298          $          $  9,844
Investment
  securities ........          96,507           10,157                      106,664
Loans ...............         194,883           19,552                      214,435
Allowance for possible
  loan losses .......          (2,436)            (180)                      (2,616)
Other assets ........           9,754            1,107                       10,861
  Total assets ......        $307,254          $31,934          $          $339,188

Deposits ............        $222,459          $24,286          $          $246,745
Borrowings ..........          33,564            2,778                       36,342
Other liabilities ...           5,909              334                        6,243

  Total liabilities .         261,932           27,398                      289,330

Common Stock.........          25,696              150           2,475(1)    28,321
Additional paid-in
  capital............           4,707              150          (2,475)(1)    2,382
Retained earnings....           8,859            4,110                       12,969
Net unrealized gain
  on securities
  available-for-sale.           6,060              126                        6,186

Total shareholders'
  equity ............          45,322            4,536                       49,858
Total liabilities and
  shareholders'
  equity ............        $307,254          $31,934          $   0      $339,188

____________________________
(1) Represents adjustment to common stock and additional paid-in capital accounts to reflect the pro forma number of shares to be issued and outstanding following completion of the Merger multiplied by the par value of Penns Woods Common Stock of $10.00 per share.

Pro Forma Unaudited Combined Condensed Statements of Income for the Six Months Ended June 30, 1998 and the Years Ended
December 31, 1997, 1996 and 1995

            The following unaudited pro forma combined condensed consolidated statements of income reflect the historical consolidated statements of income for Penns Woods and FNBSM, as indicated below, for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996, and 1995 giving effect to the Merger. The pro forma combined condensed statements of income for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996, and 1995 were prepared on the assumption that the Merger had been effected as of the beginning of the applicable six-month or annual period, as the case may be. See "THE MERGER -- Accounting Treatment." This pro forma information should be read in conjunction with the historical consolidated financial statements of Penns Woods and FNBSM, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "AVAILABLE INFORMATION," "SELECTED FINANCIAL DATA," and "INDEX TO FNBSM FINANCIAL STATEMENTS."

                    PRO FORMA UNAUDITED COMBINED CONDENSED
                      INCOME STATEMENT FOR THE SIX MONTHS
                              ENDED June 30, 1998
                     (in thousands, except per share data)

                                              Penns Woods
                                                 and
                                                FNBSM
                   Penns Woods     FNBSM       Combined
Interest income    $10,957       $1,247        $12,204
Interest Expense     4,452          528          4,980
Net interest income  6,505          719          7,224
Provision for
  possible loan
  losses               150            5            155
Net interest
  income after
  provision for
  possible loan
  losses             6,355          714          7,069
Other non-
  interest income    1,468           48          1,516
Non-interest
  expense            3,633          464          4,097
Income before
  taxes              4,190          298          4,488
Income taxes         1,028           62          1,090
Net income         $ 3,162       $  236        $ 3,398

Basic earnings
  per share(1)     $  1.23       $ 3.15        $  1.20

Diluted
  earnings per     $  1.23       $ 3.15        $  1.20
  share(2)

__________________


(1) Combined basic earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of shares of Penns Woods Common Stock outstanding during the first six months of 1998 of 2,566,381 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during the first six months of 1998 of 75,000 shares, multiplied by the Exchange Ratio.

(2) Combined diluted earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of diluted shares of Penns Woods Common Stock outstanding during the first six months of 1998 of 2,578,603 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during the first six months of 1998 of 75,000 shares, multiplied by the Exchange Ratio.
  <PAGE 23>
(3) This pro forma unaudited combined condensed income statement does not consider charges or credits which will result directly from the transaction and which will be included in the income of the combined entity within the twelve months succeeding the transaction. It is anticipated that, as a result of the acquisition, the combined entity will incur approximately $450,000 in merger-related expenses for items such as legal, investment advisory, accounting, severance pay, and fixed asset write-offs.

            PRO FORMA UNAUDITED COMBINED CONDENSED INCOME STATEMENT
                     FOR THE YEAR ENDED December 31, 1997
                     (In thousands, except per share data)

                                                                       Penns Woods
                                                                          and
                                                                         FNBSM
                                       Penns Woods      FNBSM           Combined

Interest income ............           $20,823          $2,323          $23,146
Interest expense ...........             8,317           1,007            9,324
Net interest income ........            12,506           1,316           13,822
Provision for possible
  loan losses ..............               220              54              274
Net interest income after
  provision for possible
  loan losses ..............            12,286           1,262           13,548
Other non-interest income...             5,840              81            5,921
Non-interest expense .......             7,384             835            8,219
Income before taxes ........            10,742             508           11,250
Income taxes ...............             2,991             122            3,113
Net income .................           $ 7,751          $  386          $ 8,137

Basic earnings per share(1)            $  3.03          $ 5.15          $  2.89

Diluted earnings per share(2)          $  3.01          $ 5.15          $  2.86

__________________________


(1) Combined basic earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of shares of Penns Woods Common Stock outstanding during 1997 of 2,556,804 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1997 of 75,000 shares, multiplied by the Exchange Ratio.

(2) Combined diluted earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of diluted shares of Penns Woods Common Stock outstanding during 1997 of 2,579,303 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1997 of 75,000 shares, multiplied by the Exchange Ratio.

            PRO FORMA UNAUDITED COMBINED CONDENSED INCOME STATEMENT
                     FOR THE YEAR ENDED December 31, 1996
                     (In thousands, except per share data)


                                                                      Penns Woods
                                                                         and
                                                                        FNBSM
                                       Penns Woods      FNBSM          Combined

Interest income ............           $19,997          $2,077          $22,074
Interest expense ...........             8,079             906            8,985
Net interest income ........            11,918           1,171           13,089
Provision for possible
  loan losses ..............               105              32              137
Net interest income after
  provision for possible
  loan losses ..............            11,813           1,139           12,952
Other non-interest income...             2,461             150            2,611
Non-interest expense .......             6,967             759            7,726
Income before taxes ........             7,307             530            7,837
Income taxes ...............             1,965             117            2,082
Net income .................           $ 5,342          $  413          $ 5,755

Basic earnings per share(1)            $  2.10          $ 5.51          $  2.05

Diluted earnings per share(2)          $  2.09          $ 5.51          $  2.04

__________________________


(1) Combined basic earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of shares of Penns Woods Common Stock outstanding during 1996 of 2,544,561 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1996 of 75,000 shares, multiplied by the Exchange Ratio.

(2) Combined diluted earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of diluted shares of Penns Woods Common Stock outstanding during 1996 of 2,559,502 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1996 of 75,000 shares, multiplied by the Exchange Ratio.

            PRO FORMA UNAUDITED COMBINED CONDENSED INCOME STATEMENT
                     FOR THE YEAR ENDED December 31, 1995
                     (In thousands, except per share data)


                                                                      Penns Woods
                                                                         and
                                                                        FNBSM
                                       Penns Woods      FNBSM          Combined

Interest income ............           $18,695          $1,853          $20,548
Interest expense ...........             7,793             755            8,548
Net interest income ........            10,902           1,098           12,000
Provision for possible
  loan losses ..............               300               0              300
Net interest income after
  provision for possible
  loan losses ..............            10,602           1,098           11,700
Other non-interest income...             2,215              49            2,264
Non-interest expense .......             7,534             685            8,219
Income before taxes ........             5,283             462            5,745
Income taxes ...............             1,421              92            1,513
Net income .................           $ 3,862          $  370          $ 4,232


Basic earnings per share(1).           $  1.52          $ 4.93          $  1.51

Diluted earnings per share(2)          $  1.52          $ 4.93          $  1.51

__________________________


(1) Combined basic earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of shares of Penns Woods Common Stock outstanding during 1995 of 2,535,076 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1995 of 75,000 shares, multiplied by the Exchange Ratio.

(2) Combined diluted earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average number of diluted shares of Penns Woods Common Stock outstanding during 1995 of 2,545,857 shares plus (ii) the weighted average number of shares of FNBSM Common Stock outstanding during 1995 of 75,000 shares, multiplied by the Exchange Ratio.

                              THE SPECIAL MEETING

Date, Time and Place

            The Special Meeting will be held at the main office of FNBSM located at Route 45 and Ross Hill Road, Spring Mills,
Pennsylvania, at 10:00 a.m. local time, on Friday, December 18, 1998.

Matters To Be Considered at the Special Meeting

            At the Special Meeting, holders of FNBSM Common Stock will be asked to consider and vote upon the approval and adoption of the Merger Agreement and the approval of the Adjournment Proposal. Shareholders may also consider such other matters as may properly be brought before the Special Meeting.

            The Board of Directors of FNBSM has unanimously approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement and FOR approval of the Adjournment Proposal.

Votes Required

            The approval and adoption of the Merger Agreement will require the affirmative vote of two-thirds of the issued and outstanding shares of FNBSM Common Stock as of the Record Date, in person or by proxy, at the Special Meeting. The approval of the Adjournment Proposal will require the affirmative vote of a majority of the votes cast, in person or by proxy, by all FNBSM shareholders entitled to vote thereon at the Special Meeting, whether or not a quorum is present.

            Each holder of shares of FNBSM Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record on each matter to be considered at the Special
Meeting.

            The directors and executive officers of FNBSM have agreed to vote all shares of FNBSM Common Stock that they own on the Record Date for approval and adoption of the Merger Agreement. As of the Record Date, directors and executive officers of FNBSM and their affiliates and those shareholders under agreement beneficially owned and were entitled to vote 14,540 shares of FNBSM Common Stock, which represented approximately 19.4% of the shares of FNBSM Common Stock outstanding on the Record Date. Management of FNBSM is not aware of any person or entity owning 5% or more of the outstanding shares of FNBSM Common Stock as of the Record Date, except for 5,866 shares of FNBSM Common Stock (approximately 7.82% of outstanding shares) held of record by William H. Rockey, President of FNBSM.
  <PAGE 28>
Voting of Proxies

            Shares represented by all properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in the manner specified therein by the holders thereof. Properly executed proxies that do not contain voting instructions will be voted in favor of the Merger Agreement and in favor of the Adjournment Proposal.

            FNBSM intends to count shares of FNBSM Common Stock present in person at the Special Meeting but not voting, and shares of FNBSM Common Stock for which it had received proxies but with respect to which holders of shares have abstained on any matter, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business.

            Under the National Bank Act, the affirmative vote of holders of at least two-thirds of the FNBSM Common Stock outstanding as of the Record Date, in person or by proxy, at the Special Meeting is required to approve the Merger Agreement. The approval of the FNBSM Adjournment Proposal will require the affirmative vote of a majority of the votes cast, in person or by proxy, by all FNBSM shareholders entitled to vote thereon at the FNBSM Special Meeting, whether or not a quorum is then present. Abstentions and broker non-votes relating to shares of FNBSM Common Stock will not constitute or be counted as votes "cast" for purposes of the Special Meeting.

            It is not expected that any matter other than those referred to herein will be brought before the Special Meeting. If, however, other matters are properly presented for a vote, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Revocability of Proxies

            The grant of a proxy on the enclosed FNBSM form does not preclude a FNBSM shareholder from voting in person. A FNBSM shareholder may revoke a proxy at any time prior to its exercise by filing with the Secretary of FNBSM a duly executed revocation of proxy, by submitting a duly executed proxy bearing a later date or by appearing at the Special Meeting and voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute revocation of a proxy. If you are a shareholder whose shares are not registered in your name (i.e., shares held in a brokerage account), you will need additional documentation from your record holder in order to vote in person at the Special Meeting.
  <PAGE 29>
Record Date; Stock Entitled to Vote; Quorum

            Only holders of record of FNBSM Common Stock on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. On the Record Date, 75,000 shares of FNBSM
Common Stock were issued and outstanding and held by approximately 155 holders of record.

            Shareholders of FNBSM entitled to cast at least a majority of the issued and outstanding shares of FNBSM Common Stock on the FNBSM Record Date must be represented in person or by proxy at the FNBSM Special Meeting in order for a quorum to be present for purposes of voting on approval of the Merger Agreement. A vote may be held on the Adjournment Proposal, however, whether or not a quorum is then present at the Special Meeting.

Solicitation of Proxies

            FNBSM will bear the cost of the solicitation of proxies from its shareholders. Penns Woods and FNBSM will share equally the cost of printing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of FNBSM and its subsidiaries may solicit proxies from shareholders by telephone or telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and FNBSM will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

            FNBSM SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. AS DESCRIBED BELOW UNDER THE CAPTION "THE MERGER -- EXCHANGE OF FNBSM STOCK CERTIFICATES," EACH FNBSM SHAREHOLDER WILL BE PROVIDED WITH MATERIALS FOR EXCHANGING SHARES OF FNBSM COMMON STOCK AS PROMPTLY AS PRACTICABLE AFTER THE EFFECTIVE DATE.

                                  THE MERGER

Background of and Reasons for the Merger; Recommendations of the Board of Directors

            Background of the Merger

            In late April, 1998, William H. Rockey, President and Chief Executive Officer of FNBSM, received an unsolicited inquiry from another banking institution regarding FNBSM's interest in a possible business combination between them. Mr. Rockey reported receipt of the inquiry to the FNBSM Board of Directors (the "FNBSM Board") at its May 12, 1998 meeting. At the May 12, 1998 meeting, Berwind Financial Group ("Berwind"), the financial advisor to FNBSM, reviewed with the FNBSM Board information regarding the Pennsylvania banking market, merger and acquisition activity in the banking industry and financial information regarding the institution that had inquired as to a possible business combination.

            On May 20, 1998, FNBSM engaged Berwind to inquire as to potential interest from other banking institutions as to a possible business combination with FNBSM. At the June 10, 1998 FNBSM Board meeting, Berwind reviewed with the FNBSM Board the reactions of the institutions contacted as to a possible business combination with FNBSM. Berwind identified four institutions, including the institution that made the initial inquiry, as being the most likely parties to enter into a business combination with FNBSM. The FNBSM Board then directed Berwind to request proposals from those four institutions.

            FNBSM entered into confidentiality agreements and began to exchange information with each of the four institutions identified by Berwind during the week of June 15, 1998.
Proposals were received from all four institutions and were reviewed with the FNBSM Board at its July 8, 1998 meeting.

            Based upon its review of the pricing terms and forms of consideration proposed by each of the four interested institutions, its assessment of the future prospects of each such institution, and the anticipated impact on FNBSM's customers, employees and the communities it serves as a result of a business combination with each of the interested institutions, the FNBSM Board authorized and directed Mr. Rockey and FNBSM's financial advisor and legal counsel to pursue negotiations with Penns Woods towards a merger of FNBSM with JSSB.

            Following the July 8, 1998 Board Meeting, negotiations and due diligence investigations occurred between FNBSM and Penns Woods that resulted in the Merger Agreement, attached hereto as Annex A, providing for the merger of FNBSM into JSSB and for FNBSM shareholders to receive 3.5 shares of Penns Woods Common Stock for each share of FNBSM Common Stock held.
  <PAGE 31>
            On July 22, 1998, the FNBSM Board met and unanimously approved the Merger Agreement. At the meeting, Berwind presented its written opinion as to the fairness of the consideration to be provided to FNBSM shareholders in connection with a merger of FNBSM into JSSB.

            Reasons for the Merger

            Penns Woods' Reasons for the Merger

            In determining the terms of its offer for FNBSM and whether to enter into the Merger Agreement, Penns Woods' Board of Directors considered a number of factors, including the following: (i) the financial condition, operating results and future prospects of Penns Woods and FNBSM, (ii) a comparison of the price being paid in this Merger to other comparable financial institution mergers, based, among other things, on multiples of book value and earnings, and (iii) the historical trading prices for FNBSM Common Stock and Penns Woods Common Stock, (iv) the willingness of the two senior executives of FNBSM to continue their relationship with Penns Woods and JSSB following completion of the Merger, and (v) the fact that Penns Woods receives a letter from its independent auditors that the transaction will be accounted for as a pooling of interests is a condition to completing the Merger.

            In the view of Penns Woods' Board of Directors, the Merger is a strategic acquisition for Penns Woods that provides a natural extension of its existing Pennsylvania community bank franchise by establishing a strong presence in Centre County, Pennsylvania.

            In approving the transaction, the Penns Woods Board did not specifically identify any one factor or group of factors as being more significant than any other factor in the decision making process, although individual directors may have given one or more factors more weight than other factors.

            FNBSM's Reasons for the Merger

            At its meeting on July 22, 1998, the Board of Directors of FNBSM unanimously determined that the terms of the Merger Agreement were in the best interests of FNBSM and the shareholders of FNBSM, and unanimously approved the Merger Agreement. In making its determination, the Board concluded, among other things, that the Merger Agreement was superior to the other alternatives available to FNBSM shareholders and to the prospects of continuing to operate FNBSM as an independent entity.

            In the course of reaching its decision to approve the Merger Agreement, the FNBSM Board of Directors consulted with its legal and financial advisors, as well as FNBSM's management, and considered, among other things, the factors described above and the following: <PAGE 32>

                  (i) the opinion of FNBSM's financial advisors that the consideration to be received by FNBSM shareholders was fair from a financial point of view;

                  (ii) the Board's familiarity with and review of FNBSM's business, prospects and financial condition, including its capital position and future prospects were it to remain independent;

                  (iii) the increasing level of competition in the markets served by FNBSM from institutions with substantially greater resources than FNBSM;

                  (iv) a determination by FNBSM's management that a business combination with Penns Woods would expand FNBSM's lending capabilities and significantly increase the range of financial products and services available to FNBSM's customers;

                  (v) the historical prices at which shares of FNBSM Common Stock have traded, and the historical, current and projected price to earnings and price to book value multiples at which shares of FNBSM Common Stock have traded and may trade in the future;

                  (vi) the prices, multiples of earnings per share and premiums over book value and market value paid in recent acquisitions of banks;

                  (vii)  the earnings and financial condition of
Penns Woods;

                  (viii) the historical market prices for shares of Penns Woods Common Stock, and historical price to earnings and price to book value trading multiples for such shares;

                  (ix)  the relatively greater liquidity of Penns
Woods Common Stock, which is publicly-traded, compared to the relatively illiquid market for FNBSM Common Stock;

                  (x) Penns Woods' agreement that the directors of FNBSM in office immediately prior to the Merger would become members of an advisory board of Penns Woods and, in addition, William H. Rockey would be elected to the Board of Directors of Penns Woods; and

                  (xi)  Penns Woods' agreement that William H.
Rockey, President and Chief Executive Officer of FNBSM, and Rickey B. Brooks, Vice President and Cashier of FNBSM, would be appointed Senior Vice President and Vice President, respectively, of Penns Woods and JSSB.
  <PAGE 33>
            Recommendation of the FNBSM Board of Directors

            The Board of Directors of FNBSM believes that the terms of the Merger are in the best interests of FNBSM and its shareholders and has unanimously approved the Merger Agreement.
The Board of Directors of FNBSM unanimously recommends that the shareholders of FNBSM approve the Merger Agreement.

Terms of the Merger

            Upon completion of the Merger, the separate legal existence of FNBSM will cease. All property, rights, powers, duties, obligations, debts and liabilities of FNBSM will automatically be taken and deemed to be transferred to and vested in JSSB, in accordance with the requirements of the Pennsylvania Banking Code of 1965, as amended, and the NBA. JSSB, as the surviving corporation, will be governed by the Articles of Incorporation and Bylaws of JSSB in effect immediately prior to completion of the Merger.

            Upon completion of the Merger, each outstanding share of FNBSM Common Stock (other than Dissenting Shares and Excluded Shares) will be automatically converted into, and become a right to receive 3.5 shares of Penns Woods Common Stock (the "Exchange Ratio").

            The Exchange Ratio will be adjusted to prevent dilution in the event of stock splits, reclassifications or other similar events.

            Shareholders of FNBSM will receive cash in lieu of fractional shares of Penns Woods Common Stock. See " -- Exchange of FNBSM Stock Certificates" herein.

            The Penns Woods Common Stock and cash to be received by the holders of FNBSM Common Stock in exchange for each share
(other than the Dissenting Shares and Excluded Shares) of FNBSM
Common Stock (including shares subject to options) are referred to herein as the "Merger Consideration."

Opinion of FNBSM's Financial Advisor

            FNBSM retained Berwind Financial Group, Inc.
("Berwind") to act as its financial advisor and to render a fairness opinion in connection with the Merger. Berwind rendered its opinion to the Board of Directors of FNBSM that, based upon and subject to the various considerations set forth therein, as of, July 22, 1998 (the "July Opinion"), and as of November 11, 1998 (the "Proxy Opinion"), the consideration to be received in the Merger is fair, from a financial point of view, to the holders of FNBSM Common Stock.

            The full text of Berwind's Proxy Opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Exhibit B to this Proxy
<PAGE 34> Statement/Prospectus, is incorporated herein by
reference, and should be read in its entirety in connection with this Proxy Statement/Prospectus. The summary of the opinion of Berwind set forth herein is qualified in its entirety by reference to the full text of such opinion attached as Exhibit B to this Proxy Statement/Prospectus.

            Berwind was selected to act as FNBSM's financial advisor in connection with the Merger based upon its qualifications, expertise and experience. Berwind has knowledge of, and experience with, Pennsylvania and surrounding banking markets as well as banking organizations operating in those markets and was selected by FNBSM because of its knowledge of, experience with, and reputation in the financial services industry. Berwind, as part of its investment banking business, is engaged regularly in the valuations of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

            On July 22, 1998, FNBSM's Board of Directors approved and executed the Merger Agreement. Prior to such approval, Berwind delivered its July Opinion to FNBSM's Board stating that, as of such date, the consideration to be received in the Merger was fair to the shareholders of FNBSM from a financial point of view. Berwind reached the same opinion as of the date of its Proxy Opinion. The full text of the Proxy Opinion which sets forth assumptions made, matters considered and limits on the review undertaken is attached as Exhibit B to this Proxy Statement/Prospectus. No limitations were imposed by FNBSM's Board of Directors upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering the July Opinion or the Proxy Opinion.

            In rendering its Proxy Opinion, Berwind: (i) reviewed the historical financial and general prospects of FNBSM and Penns Woods; (ii) reviewed the Merger Agreement; (iii) reviewed and analyzed the stock market performance of Penns Woods;
(iv) studied and analyzed the consolidated financial and operating data of FNBSM and Penns Woods; (v) considered the terms and conditions of the proposed Merger as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions; (vi) met and/or communicated with certain members of FNBSM's and Penns Woods' senior management to discuss their respective operations) historical financial statements, and future prospects; (vii) reviewed this Proxy Statement/Prospectus, and (viii) conducted such other financial analyses, studies and investigations as Berwind deemed appropriate.

            In delivering its July Opinion and Proxy Opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on Penns Woods or FNBSM that would
<PAGE 35> have a material adverse effect on the contemplated benefits of the Merger. Berwind also assumed that there will not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Penns Woods after the Merger.

            Berwind relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to FNBSM's financial forecasts reviewed by Berwind in rendering its opinions, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of FNBSM as to the future financial performance of FNBSM. Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of FNBSM or Penns Woods nor was it furnished with any such appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of FNBSM and Penns Woods were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.

            The following is a summary of selected analyses prepared by Berwind and presented to FNBSM's Board in connection with the July Opinion and analyzed by Berwind in connection with the July and Proxy Opinions. In connection with delivering its Proxy Opinion, Berwind updated certain analyses described above to reflect current market conditions and events occurring since the date of the July Opinion. Such reviews and updates led Berwind to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the July Opinion.

            Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial and operating data for FNBSM with those of a peer group of selected banks and bank holding companies with assets between $15 million and $45 million, as of the most recent financial period publicly available, headquartered in Pennsylvania. Financial data and operating ratios compared in the analysis of the FNBSM peer group included but were not limited to: return on average assets, return on average shareholders' equity, shareholders' equity to assets ratio and certain asset quality ratios.

            Berwind also compared selected financial, operating and stock market data for Penns Woods with those of a peer group of selected bank holding companies with assets between $250 million and $350 million, as of the most recent period publicly available, headquartered in Pennsylvania. Financial, operating and stock market data, ratios and multiples compared in the analysis of the Penns Woods peer group included but were not limited to: return on average assets, return on average shareholders' equity, shareholders' equity to asset ratios, certain asset quality ratios, price to book value, price to
<PAGE 36> tangible book value, price to earnings (latest twelve months) and dividend yield.

            Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of banks and bank holding companies that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced during the six month period ended as of the date of its Proxy Opinion, in which the selling institution's assets were less than $60 million as of the most recent period publicly available prior to announcement. Berwind analyzed this data in two groups: a national group and a performance group. No company or transaction, however, used in this analysis is identical to FNBSM, Penns Woods or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

            Discounted Dividend Analyses. Using discounted dividend analyses, Berwind estimated the present value of FNBSM's Common Stock after a five year period by applying a range of earnings multiples to FNBSM's terminal year earnings under various growth assumptions. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of FNBSM. The terminal values were then discounted to present value using discount rates, reflecting different assumptions regarding the rates of return required by holders or prospective buyers of FNBSM's Common Stock.

            Pro Forma Contribution Analysis. Berwind analyzed the changes in the amount of earnings, book value and dividends represented by one share of FNBSM stock prior to the Merger and the number of shares of Penns Woods stock after the Merger resulting from the Exchange Ratio. The analysis considered, among other things, the changes that the Merger would cause to FNBSM's earnings per share, book value per share and indicated dividends. In reviewing the pro forma combined earnings, equity and assets of Penns Woods based on the Merger with FNBSM, Berwind analyzed the contribution that FNBSM would have made to the combined company's earnings, equity and assets as of and for the most recent quarterly period ended as of the date of the Proxy Opinion. Berwind also reviewed the percentage ownership that FNBSM shareholders would hold in the combined company.

            In connection with rendering its July Opinion and Proxy Opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the Merger was to some extent a subjective one based on the experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously
<PAGE 37> discussed financial valuation methodologies in its determinations. Berwind believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinions. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond FNBSM's and Penns Woods control. Any estimates contained in Berwind's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

            In reaching its opinion as to fairness, none of the analyses performed by Berwind was assigned a greater or lesser weighting by Berwind than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses performed, Berwind reached the conclusion, and opined, that the consideration to be received in the Merger as set forth in the Agreement, is fair from a financial point of view to FNBSM and its shareholders.

            Berwind's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Berwind has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date thereof.

            Pursuant to the terms of the engagement letter dated May 18, 1998, FNBSM has agreed to pay Berwind $250,000 upon the consummation of the Merger for acting as financial advisor in connection with the Merger including delivering its July Opinion and its Proxy Opinion. Whether or not the Merger is consummated, FNBSM has also agreed to indemnify Berwind and certain related persons against certain liabilities relating to or arising out of its engagement.

            The full text of the Proxy Opinion of Berwind dated as of the date of this Proxy Statement/Prospectus, which sets forth assumptions made and matters considered, is attached hereto as Exhibit B. FNBSM's shareholders are urged to read the Proxy Opinion in its entirety. Berwind's Proxy Opinion is directed only to the financial consideration to be received by FNBSM's shareholders in the Merger and does not constitute a recommendation to any holder of FNBSM's Common Stock as to how such holder should vote at the FNBSM Special Meeting.

            THE FOREGOING PROVIDES ONLY A SUMMARY OF THE PROXY
OPINION OF BERWIND AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE
TO THE FULL TEXT OF THAT OPINION, WHICH IS SET FORTH IN EXHIBIT B
TO THIS PROXY STATEMENT/PROSPECTUS.
  <PAGE 38>
Effective Date of the Merger

            Under the Merger Agreement, the Effective Date, which under the Merger Agreement is the same date as the Closing Date, will be the date specified by Penns Woods and FNBSM within five business days after (i) all required regulatory approvals for the Merger have been obtained and (ii) all actions required to be taken by FNBSM and Penns Woods to authorize the Merger shall have been duly and validly taken, or such other date as Penns Woods and FNBSM may agree. The parties presently expect that the Effective Date will occur on or about January 11, 1999. See
" -- Conditions to the Merger" herein.

            On or prior to the Effective Date, Articles of Merger between JSSB and FNBSM will be filed with the Pennsylvania Department of Banking (which, upon receipt of approval of any applicable federal agency, shall forward such Articles of Merger to the Pennsylvania Department of State) and such document will set forth the Effective Date. The Merger Agreement may be terminated by either party if, among other reasons the Closing Date shall not have occurred by May 30, 1999 and the terminating party is not in breach of or has not failed to perform or observe any agreements to be performed or observed by it. See
" -- Termination; Effect of Termination."

Exchange of FNBSM Stock Certificates

            The conversion of FNBSM Common Stock into Penns Woods Common Stock will occur automatically at the Effective Date. As soon as practicable after the Effective Date, Penns Woods, or a bank or trust company designated by Penns Woods, in the capacity of exchange agent (the "Exchange Agent"), will send a transmittal form to each FNBSM shareholder of record. The transmittal form will contain instructions with respect to the surrender of certificates representing shares of FNBSM Common Stock to be exchanged for shares of Penns Woods Common Stock. Under the Merger Agreement, certificates representing shares of Penns Woods Common Stock and checks for cash in lieu of fractional shares must be mailed to former shareholders of FNBSM as soon as reasonably possible but in no event later than 20 business days following the receipt of certificates representing former shares of FNBSM Common Stock duly endorsed.

            FNBSM SHAREHOLDERS SHOULD NOT FORWARD FNBSM STOCK
CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED
TRANSMITTAL FORMS.  FNBSM SHAREHOLDERS SHOULD NOT RETURN STOCK
CERTIFICATES WITH THE ENCLOSED PROXY CARD.

            Until the certificates representing shares of FNBSM Common Stock are surrendered for exchange after completion of the Merger, holders of such certificates will not receive, and will not be paid dividends on, the Penns Woods Common Stock into which such shares have been converted. When such certificates are surrendered, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate which
<PAGE 39> represents shares of FNBSM Common Stock outstanding at the Effective Date (other than Dissenting Shares and Excluded Shares) will be deemed to evidence ownership of and the right to receive the shares of Penns Woods Common Stock (and cash in lieu of fractional shares) into which those shares have been converted by virtue of the Merger. Neither Penns Woods nor FNBSM will be liable to any holder of shares of FNBSM Common Stock for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

            All shares of Penns Woods Common Stock issued upon conversion of shares of FNBSM Common Stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of FNBSM Common Stock, subject, however, to Penns Woods' obligation to pay any dividends or make any other distributions with a record date on or prior to the Effective Date, which may have been declared or made by FNBSM on such shares of FNBSM Common Stock in accordance with the Merger Agreement and which remain unpaid at the Effective Date.

            No fractional shares of Penns Woods Common Stock will be issued to any shareholder of FNBSM upon completion of the Merger. For each fractional share that would otherwise be issued, Penns Woods will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the Penns Woods Market Price (defined as the average of the closing sales prices (or, if unavailable for any day, the mean between the high bid and low asked prices for such day) of a share of Penns Woods Common Stock, as reported by the OTC Bulletin Board or, if not so reported, by an independent source in the over-the-counter market, for each of the twenty consecutive trading days preceding the Closing Date).

Conditions to the Merger

            The obligations of Penns Woods and FNBSM to effect the Merger are subject to various conditions, which include, among other customary provisions for transactions of this type, the following:

                  (a) the receipt of all necessary governmental approvals for the Merger, and the expiration of all waiting periods required by law or imposed by any governmental authority with respect to the Merger (see " -- Regulatory Approvals" herein);

                  (b) the accuracy, as of the Effective Date, of all representations and warranties made by Penns Woods and FNBSM in the Merger Agreement, except where the representation or warranty specifically relates to an earlier date or where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect with respect to Penns Woods or FNBSM, as the case may be (see " -- Representations and Warranties" herein); <PAGE 40>

                  (c) the performance of and compliance by each of Penns Woods and FNBSM with all obligations and covenants required of FNBSM and Penns Woods in the Merger Agreement in all respects
(see " -- Business Pending the Merger" herein);

                  (d)   the absence of any order, decree, or
injunction in effect preventing the completion of the transactions contemplated by the Merger Agreement;

                  (e) the delivery to each of Penns Woods and FNBSM of an opinion of counsel that, among other things, the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") (see
" -- Certain Federal Income Tax Consequences");

                  (f) the absence of any adverse effect on the assets, financial condition or operations of either Penns Woods or FNBSM since December 31, 1997 which is material to its assets, financial condition or results of operations on a consolidated basis, except for any material adverse effect caused by (i) any change in the value of the respective investment portfolios of Penns Woods or FNBSM resulting from a change in interest rates generally or (ii) any change occurring after the date of the Merger Agreement in any federal or state law, rule or regulation or in GAAP, which change affects banking institutions generally, including any change affecting the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation;

                  (g) approval by the holders of FNBSM Common Stock of the Merger Agreement by such vote as is required under FNBSM's
Articles of Association and Bylaws and by applicable law; and

                  (h) the failure by FNBSM shareholders owning 9% or more of the issued and outstanding shares of FNBSM Common
Stock to assert and duly perfect dissenters' rights with respect to FNBSM Common Stock pursuant to the NBA.

            In addition, Penns Woods' obligation to effect the Merger is subject to, among others, the additional condition that Penns Woods shall have received an opinion from its independent auditors that the Merger will be treated as a "pooling of interests" for financial accounting purposes (see " -- Accounting Treatment" herein).

            Except for the requirements of shareholder approval, regulatory approvals and the absence of any order, decree, or injunction preventing the transactions contemplated by the Merger Agreement, each of the conditions described above may be waived in the manner and to the extent described in " -- Amendment; Waivers" herein. Penns Woods does not, however, anticipate waiving the condition that it receive an opinion from its independent auditors that the Merger will be treated as a pooling of interests for financial accounting purposes. As of the date
<PAGE 41> of this Proxy Statement/Prospectus, Penns Woods has no reason to believe that it will not receive such an opinion from its independent auditors.

Regulatory Approvals

            The Merger is subject to the prior approval of the Federal Deposit Insurance Corporation ("FDIC") and the Department of Banking of the Commonwealth of Pennsylvania ("PDB"). An application for approval of the Merger was filed with the FDIC and the PDB on September 16, 1998. Under applicable FDIC regulations, the FDIC will review the financial, managerial, competitive, legal, disclosure, accounting and tax aspects of the transaction, as well as the insurance risk to the BIF and the SAIF and the convenience and needs of the community to be served. In addition, the FDIC may not approve any proposed acquisition
(i) which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the banking business in any part of the United States or (ii) which in any section of the country may have the effect of substantially lessening competition or tending to create a monopoly or which in any other manner would be in restraint of trade, unless the FDIC finds that the anticompetitive effects of the proposed acquisition are clearly outweighed in the public interest by the probable effect of the proposed acquisition in meeting the convenience and needs of the community to be served. The staff of the FDIC is in the process of reviewing the application.

            In addition, the FDIC has the responsibility by statute and regulation to review the performance of all involved institutions in meeting their responsibilities under the Community Reinvestment Act ("CRA"), which includes the record of performance of the existing institutions in meeting the credit needs of the entire community including low- and moderate-income neighborhoods. FNBSM and JSSB received ratings of "satisfactory" and "outstanding," respectively, in their last CRA examinations.
No protest of the Merger has been filed with the FDIC under the CRA as of the date of this Proxy Statement/Prospectus.

            There can be no assurance that the regulatory authorities described above will approve the Merger, and, if approved, there can be no assurance as to the date of such approvals. The Merger may not be consummated until 30 days (15 days if the Attorney General does not object) after the date of the FDIC approval, during which time the Department of Justice has the opportunity to challenge the Merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of FDIC approval unless a court specifically orders otherwise. In reviewing the Merger, the Department of Justice could analyze the Merger's effect on competition differently than the FDIC, and thus it is possible that the Department of Justice could reach a different conclusion than the FDIC regarding the Merger's competitive effects.
<PAGE 42> Failure of the Department of Justice to object to the
Merger does not prevent the filing of antitrust actions by private persons.

Representations and Warranties

            The Merger Agreement contains customary representations and warranties relating to, among other things, (a) the corporate organization of Penns Woods, JSSB, and FNBSM; (b) the capital structures of Penns Woods, JSSB, and FNBSM; (c) the due authorization, execution, delivery, performance and enforceability of the Merger Agreement and the Plan of Merger;
(d) consents or approvals of regulatory authorities or third parties necessary to complete the Merger; (e) the consistency of financial statements with generally accepted accounting principles and, where appropriate, applicable regulatory accounting principles; (f) the absence of material adverse changes, since December 31, 1997, in the consolidated assets, business, financial condition or results of operations of Penns Woods or FNBSM; (g) the filing of tax returns and payment of taxes; (h) the absence of undisclosed material pending or threatened litigation; (i) compliance with applicable laws and regulations; (j) the validity and binding nature of loans reflected as assets in the financial statements of Penns Woods and FNBSM; (k) the quality of title to assets and properties;
(l) the maintenance of adequate insurance; (m) the absence of undisclosed brokers' or finders' fees; (n) the absence of material environmental violations, actions or liabilities;
(o) the consistency of the allowance for loan losses with generally accepted accounting principles and all applicable regulatory criteria; (p) the accuracy of information supplied by Penns Woods and FNBSM in connection with the Registration Statement, this Proxy Statement/Prospectus and all applications filed with regulatory authorities for approval of the Merger; and
(q) the engagement of no brokers, finders or financial advisors for a fee except for Berwind Financial, L.P. by FNBSM.

            The Merger Agreement also contains other representations and warranties by FNBSM relating to, among other things, (a) certain contracts relating to employment, consulting and benefits matters; (b) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974; and (c) transactions with affiliates.

Business Pending the Merger

            Pursuant to the Merger Agreement, FNBSM has agreed to use its best efforts to preserve its business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom business relationships exist. FNBSM has also agreed to conduct its business and to engage in transactions only in the ordinary course of business, consistent with past practice, except as otherwise required by the Merger Agreement or with the written consent of Penns Woods. <PAGE 43>

            In addition, FNBSM has agreed in the Merger Agreement that it may not, without the written consent of Penns Woods, among other things, (i) change its articles of association or bylaws; (ii) change the number of authorized or issued shares of its capital stock; (iii) grant options or similar rights with respect to its capital stock or any securities convertible into its capital stock; (iv) split, combine or reclassify any shares of its capital stock; (v) declare, set aside or pay any dividend or other distribution in respect of its capital stock, except as otherwise specifically set forth in the Merger Agreement (see "Dividends" herein); (vi) grant any severance pay, except in accordance with written policies or written agreements in effect on the date of the Merger Agreement (see " -- Employee Benefits and Severance" herein), or enter into or amend any employment agreement; (vii) grant any pay increase except for routine periodic increases in accordance with past practice and within limits set forth in the Merger Agreement; (viii) hire or agree to hire any additional employees except to the extent necessary to replace any present employee whose employment terminates;
(ix) engage in any merger, acquisition or similar transaction;
(x) sell or lease substantially all of its assets; (xi) sell or otherwise dispose of any assets other than in the ordinary course of business; (xii) change any accounting practices, except as may be required by generally accepted accounting principles (without regard to any optional early adoption date); (xiii) implement any new employee benefit or welfare plan, or amend any such plan, unless such amendment does not result in an increase in cost except as expressly permitted by the Merger Agreement;
(xiv) purchase any security for its investment portfolio not rated "A" or higher by either Standard & Poor's Corporation or Moody's Investor Services, Inc. except in the ordinary course of business consistent with past practice; (xv) make, enter into, renew, extend, modify or compromise any transaction (including loans and commitments to lend) with any affiliate of FNBSM [except as disclosed to Penns Woods in the Merger Agreement];
(xvi) enter into any interest rate swap or similar arrangement;
(xvii) take any action which would give rise to a right of payment to any individual under any employment agreement;
(xviii) intentionally and knowingly take any action that would preclude the treatment of the Merger as a pooling of interests for financial accounting purposes; (xix) make any loan or other credit facility commitment to any borrower in excess of $425,000, or compromise, extend, renew or modify any such loan or commitment outstanding in excess of $425,000 as disclosed to Penns Woods in the Merger Agreement; (xx) waive, release, grant or transfer any rights of value, or modify or change in any material respect any existing material agreement to which FNBSM is a party, other than in the ordinary course of business, consistent with past practice; (xxi) take any action which would cause any of the representations and warranties of FNBSM set forth in the Merger Agreement to be untrue or the conditions set forth in the Merger Agreement to be unsatisfied; or (xxii) agree to do any of the foregoing.
  <PAGE 44>
            FNBSM has also agreed in the Merger Agreement, among other things, (i) to permit Penns Woods, if Penns Woods elects to do so at its own expense, to cause a "phase I environmental audit" to be performed at any physical site owned or occupied by FNBSM; (ii) to permit a representative of Penns Woods to attend meetings of the Board of Directors of FNBSM and committee meetings of the Board of FNBSM; (iii) to submit the Merger Agreement to its shareholders for approval at a meeting to be held as soon as practicable, and use its best efforts to cause its Board of Directors to unanimously recommend approval of the Merger Agreement to FNBSM's shareholders; and (iv) to provide to Penns Woods copies of the minutes of all meetings of the Board of Directors of FNBSM, and of any of their respective committees or of any senior management committee.

            Penns Woods and FNBSM have jointly agreed, among other things, (i) to prepare all applications for, and use their best efforts to obtain, all required regulatory consents; (ii) to take all actions necessary to complete the transactions contemplated by the Merger Agreement; (iii) to maintain adequate insurance;
(iv) to maintain accurate books and records; (v) to file all tax returns and pay all taxes when due; (vi) if the other party so requests, to cause its independent certified public accountants to perform a review of its unaudited consolidated financial statements as of the end of any calendar quarter, in accordance with Statement of Auditing Standards No. 71 and to issue their report on such financial statements; (vii) to agree upon the form and substance of any press release or public disclosure related to the Merger Agreement and the Merger; and (viii), in the case of Penns Woods, to deliver to FNBSM copies of all securities documents when filed.

Dividends

            The Merger Agreement permits FNBSM to pay its regular semi-annual cash dividend not to exceed $1.25 per share of FNBSM Common Stock outstanding on or before December 31, 1998. Penns Woods and FNBSM agreed in the Merger Agreement to consult with and coordinate with the other the payment of dividends with respect to Penns Woods Common Stock and FNBSM Common stock and the record dates and payment dates relating thereto so that shareholders of FNBSM will not receive two dividends either from FNBSM or Penns Woods in any quarter or fail to receive one dividend in any quarter. No other dividends may be paid by FNBSM without the prior written consent of Penns Woods.

No Solicitation of Transactions

            While the Merger Agreement remains in effect, FNBSM has agreed not to authorize or permit any of its directors, officers, employees or agents, to directly or indirectly (i) respond to, solicit, initiate or encourage any inquiries relating to, or to make any proposal which relates to, an Acquisition Transaction
(as defined below), (ii) recommend or endorse an Acquisition Transaction, (iii) participate in any discussions or negotiations
<PAGE 45> regarding an Acquisition Transaction, (iv) provide any third party (other than Penns Woods or an affiliate of Penns
Woods) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction, or
(v) enter into an agreement with any other party with respect to an Acquisition Transaction. Notwithstanding the foregoing, pursuant to the Merger Agreement the Board of Directors of FNBSM may respond to unsolicited inquiries relating to an Acquisition Transaction or the Board of Directors of FNBSM may recommend or endorse an Acquisition Transaction, in each case, if it receives an unqualified written opinion of outside counsel that the failure to do so would constitute a breach of their fiduciary duty. In the event of any response by FNBSM to a proposal for an Acquisition Transaction, Penns Woods has the right, but not the obligation, to terminate the Merger Agreement at any time thereafter without penalty or liability. For purposes of these provisions, the term "Acquisition Transaction" means any of the following transactions: (i) a merger or consolidation, or any similar transaction, involving FNBSM, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of FNBSM, or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 20% or more of the outstanding shares of FNBSM Common Stock. FNBSM is required to notify Penns Woods immediately if (i) any such discussions or negotiations are sought to be initiated with it by any other person or (ii) if any such requests for information, inquiries, proposals or communications are received from any other person, except analysts, regulatory authorities and holders of FNBSM Common
Stock in the ordinary course of business.

Amendment; Waivers

            Subject to applicable law, at any time prior to the consummation of the transactions contemplated by the Merger Agreement, Penns Woods and FNBSM may (a) amend the Merger Agreement, (b) extend the time for the performance of any of the obligations or other acts of Penns Woods and FNBSM required in the Merger Agreement, (c) waive any inaccuracies in the representations and warranties contained in the Merger Agreement, or (d) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Termination; Effect of Termination

            The Merger Agreement may be terminated on or at any time prior to the Effective Date, which Penns Woods and FNBSM presently anticipate to occur on or about January 11, 1999,
(a) by the mutual written consent of Penns Woods and FNBSM; or
(b) by Penns Woods or FNBSM (i) if the other party breaches any representation or warranty which results in a Material Adverse Effect with respect to the breaching party, and such breach has not been or cannot be cured within 30 days after the date written notice of such breach is given to the party committing such breach; (ii) the other party breaches any material covenant or
<PAGE 46> obligation, and such breach has not been or cannot be cured within thirty days from the date written notice of such breach was given to the party committing the breach; (iii) if the Closing Date has not occurred on or before May 30, 1999, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its agreements set forth in the Merger Agreement required to be performed or observed by such party on or before the Effective Date; or (iv) if either party is notified in writing by a regulatory authority that the necessary approval or consent is unlikely to be granted unless the failure of such occurrence shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe any agreements required to be performed by such party by the Closing Date.

            In the event of termination of the Merger Agreement by either Penns Woods or FNBSM, there will be no liability or obligation on the part of Penns Woods or FNBSM other than the obligation dealing with confidentiality and other than any liabilities or damages incurred as a result of the willful breach by a party of any of its representations, warranties, covenants, or agreements set forth in the Merger Agreement; provided, however, that if, within 9 months following the date of termination of the Merger Agreement, a person, group or entity other than Penns Woods or an affiliate of Penns Woods, enters into an agreement with FNBSM pursuant to which such person, group or entity would (i) merge or consolidate, or enter into any similar transaction, with FNBSM, (ii) acquire all or substantially all of the assets of FNBSM, or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 20% or more of the then outstanding shares of Common Stock, the FNBSM shall immediately pay to Penns Woods a termination fee ("Termination Fee") of $1.0 million. No Termination Fee will be payable in the event of termination of the Merger Agreement following (i) an unremedied breach of a representation or warranty by Penns Woods which results in a Material Adverse Effect, (ii) an unremedied breach of any material covenant or other obligation by Penns Woods, (iii) the failure to complete the Merger by May 30, 1999, unless the failure of such occurrence is due to the failure of FNBSM to perform or observe its agreements set forth in the Merger Agreement required to be performed or observed prior to the Effective Date, or (iv) the notification of either party by a regulatory authority that a necessary approval is unlikely to be granted, unless the failure of such occurrence shall be due to the failure of FNBSM to perform or observe any agreements set forth in the Merger Agreement required to be performed or observed by it prior to the Effective Date. See "THE MERGER -- Termination; Effect of Termination."
  <PAGE 47>
Management and Operations after the Merger

            The Boards of Directors of Penns Woods and JSSB in office immediately prior to the Effective Date of the Merger will constitute the Boards of Directors of Penns Woods and JSSB after completion of the Merger. In addition William H. Rockey will be elected as a Class 1 director of Penns Woods to serve until the year 2001. Penns Woods has agreed to cause Mr. Rockey to be nominated for re-election to the Board of Directors of Penns Woods at the annual meeting of shareholders of Penns Woods to be held in 2001. Mr. Rockey will also serve as a director of JSSB during the time that he is serving as a director of Penns Woods.

            On the Effective Date, the executive officers of Penns Woods and JSSB in office immediately prior to the Effective Date will remain as such except that (i) William H. Rockey, President and Chief Executive Officer of FNBSM, will be elected a Senior Vice President of Penns Woods and JSSB and (ii) Rickey B. Brooks, Vice President and Cashier of FNBSM, will be elected a Vice President of Penns Woods and JSSB. Messrs. Rockey and Brooks will each enter into an employment agreement with Penns Woods and JSSB effective as of the Closing Date.

            See "THE MERGER -- Management and Operations After the Merger" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

Employee Benefits and Severance

            As of the Effective Date, Penns Woods has agreed to become plan sponsor to the FNBSM Pension Plan and to continue to maintain such plan through the plan year ending October 14, 1999 for the benefit of employees of FNBSM who become employees of Penns Woods or any Penns Woods subsidiary. Penns Woods has agreed to permit FNBSM to make a contribution to the FNBSM Pension Plan upon the earlier of the last business day immediately preceding the Closing Date or December 31, 1998. As of the close of the FNBSM Pension Plan year ending October 14, 1999, Penns Woods may, at its election, freeze, merge, consolidate or terminate the FNBSM Pension Plan.

            Except as set forth above with respect to the FNBSM Pension Plan, on and after the Effective Date, the employee pension and welfare benefit plans of Penns Woods and FNBSM may, at Penns Woods' election and subject to the requirements of the Code, continue to be maintained separately or consolidated into plans of Penns Woods, provided that FNBSM employees will, except as provided below, be entitled to participate in the employee pension and welfare plans of Penns Woods as follows: FNBSM employees will be eligible to participate in the defined contribution pension plan of Penns Woods (i.e., 401(k) plan) on the first quarterly entry date for new participants under the terms of such plan concurrent with or immediately following the Effective Date and FNBSM employees will be eligible to participate in the defined benefit pension plan of Penns Woods effective October 1, 1999. FNBSM employees shall receive credit
<PAGE 48> for service with FNBSM under any Penns Woods benefit plan, or new Penns Woods benefit plan, for purposes of eligibility and vesting determination, but not for purposes of benefit accrual.

            In the Merger Agreement, Penns Woods agreed to cause JSSB to provide employees of FNBSM whose employment is involuntarily terminated other than for "cause" within one year after the Effective Date or who, within such one-year period, is offered but declines to accept employment at a location more than 35 miles from such employee's work location with FNBSM (provided such employees execute such documentation as Penns Woods may reasonably require): (i) one week of base salary for each year of service with FNBSM with a minimum of two weeks and a maximum of twenty weeks; (ii) continued medical insurance coverage during the time period set forth in the preceding clause (i) to the extent permitted under Penns Woods' health insurance programs or, to the extent impermissible, reimbursement for the cost of continuation coverage provided under Section 4980B(f) of the Code during the time period set forth in the preceding clause (i), and
(iii) a cash payment for any vacation days accrued but unused in the year in which employment terminates.

            Penns Woods has also agreed that FNBSM will be permitted to pay customary year-end bonuses to employees for the year ending December 31, 1998 in an amount not to exceed $1,200 per employee and will be permitted to make cash payments to its eligible employees in lieu of accumulated sick leave pursuant to FNBSM's existing policies.

            Pursuant to the Merger Agreement, Penns Woods agreed to continue to pay, or cause the continuation and payment of, the premiums relating to the current split-dollar life insurance arrangements for William H. Rockey, President and Chief Executive Officer of FNBSM, and Rickey B. Brooks, Vice President and
Cashier of FNBSM, until the respective retirements of Mr. Rockey and Mr. Brooks, provided that FNBSM and each of such individuals executes a customary form of written agreement applicable to such arrangements which is reasonably satisfactory to Penns Woods and which provides, among other things, for the reimbursement of all premiums paid on behalf of such individual upon death, retirement, or other termination of employment.

Accounting Treatment

            The Merger is expected to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Penns Woods and FNBSM will be carried forward to the combined corporation at their recorded amounts; income of the combined corporation will include income of both Penns Woods and FNBSM for the entire fiscal year of Penns Woods in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of the combined corporation. Expenses incurred in connection with the Merger
<PAGE 49> will constitute expenses for the accounting periods to which such expenses relate. The receipt of a letter from Penns Woods' independent auditors confirming that the Merger will qualify for pooling of interests accounting is a condition to Penns Woods' obligation to complete the Merger.

Certain Federal Income Tax Consequences

            Completion of the Merger is conditioned upon there being delivered to Penns Woods and FNBSM an opinion of Stevens & Lee, P.C., counsel to Penns Woods, that for federal income tax purposes, under current law, assuming that the Merger and related transactions will take place as described in the Merger Agreement, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Penns Woods and FNBSM will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

            As of the date of this Proxy Statement/Prospectus, Stevens & Lee, P.C. has advised Penns Woods and FNBSM, respectively, that, in its opinion:

                  (i) no gain or loss will be recognized by Penns Woods or FNBSM in the Merger;

                  (ii)  no gain or loss will be recognized by
holders of shares of FNBSM Common Stock upon their receipt of Penns Woods Common Stock in exchange for their FNBSM Common Stock, except that shareholders who receive cash proceeds for fractional interests in Penns Woods Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to their fractional share interests, and such gain or loss will constitute capital gain or loss if their FNBSM Common Stock is held as a capital asset at the Effective Date;

                  (iii) the tax basis of the shares of Penns Woods Common Stock (including fractional share interests) received by the shareholders of FNBSM will be the same as the tax basis of their FNBSM Common Stock exchanged therefor; and

                  (iv) the holding period of the Penns Woods Common Stock in the hands of the FNBSM shareholders will include the holding period of their FNBSM Common Stock exchanged therefor, provided such FNBSM Common Stock is held as a capital asset at the Effective Date.

            In addition, completion of the Merger is conditioned upon there being delivered to Penns Woods and to FNBSM an opinion of Stevens & Lee, P.C., counsel to Penns Woods, dated as of the Effective Date, similar in effect to the opinion described above. Under the Merger Agreement, the condition that Stevens & Lee, P.C. deliver the opinion described above can be waived by Penns Woods and FNBSM. However, in the event that the delivery of such opinion of counsel is waived, or such opinion would otherwise set
<PAGE 50> forth tax consequences materially different to a
shareholder than those described above, FNBSM intends to resolicit proxies in accordance with the rules and regulations of the Commission.

            THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER, AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION. THE DISCUSSION IS NOT A COMPLETE DESCRIPTION OF ALL THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND, IN PARTICULAR, DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY AFFECT THE TREATMENT OF SHAREHOLDERS WHO ACQUIRED THEIR FNBSM COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, OR SHAREHOLDERS WHICH ARE EXEMPT ORGANIZATIONS OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. EACH SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES MAY AFFECT THE TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER. IN ADDITION, NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES OF THE
MERGER UNDER APPLICABLE STATE, LOCAL, OR FOREIGN LAWS. ACCORDINGLY, EACH FNBSM SHAREHOLDER IS ADVISED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

Expenses

            Penns Woods and FNBSM will each pay all costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, including fees and expenses of financial consultants, accountants and legal counsel, except that the cost of printing and mailing this Proxy Statement/ Prospectus will be shared equally by Penns Woods and FNBSM.

Resale of Penns Woods Common Stock

            The Penns Woods Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any FNBSM shareholder who may be deemed to be an "affiliate" of FNBSM or Penns Woods for purposes of Rule 145 under the Securities Act. Each director, executive officer and affiliate of FNBSM has entered into an agreement with Penns Woods providing that, as an affiliate, he or she will not transfer any Penns Woods Common Stock received in the Merger except in compliance with the Securities Act and will make no dispositions of any Penns Woods Common Stock or FNBSM Common Stock (or any interest therein) during the period commencing 30 days prior to the Effective Date through the date on which financial results covering at least 30 days of combined operations of Penns Woods and FNBSM after the Merger have been made public. This Proxy Statement/Prospectus does not cover resales of Penns Woods Common Stock received by any person who may be deemed an affiliate of FNBSM or Penns Woods.
  <PAGE 51>
Dissenters' Rights of Appraisal

            Pursuant to the provisions of Section 214a of Title 12 of the United States Code, as amended (the "U.S. Code"), any shareholder of FNBSM has the right to dissent from the Merger and to obtain payment of the "value" (as defined therein) of his FNBSM Common Stock if the Merger is consummated.

            Any shareholder of FNBSM who contemplates exercising the right to dissent is urged to read carefully the provisions of
Section 214a of Title 12 of the U.S. Code. The following summary of the steps to be taken if the right to dissent is to be exercised is qualified in its entirety by the full text of
Section 214a of Title 12 of the U.S. Code, which is attached as Annex C to this Proxy Statement/Prospectus.

            Each step must be taken in the indicated order and in strict compliance with the applicable provisions of the statute in order to perfect dissenters rights. The failure of a shareholder to strictly comply with the aforesaid steps will result in the shareholder receiving the consideration contemplated by the Merger Agreement. See "THE MERGER - Terms of the Merger."

            If the Merger is consummated, any FNBSM shareholder who follows the procedures set forth in the U.S. Code will be entitled to receive from JSSB a cash payment equal to the "value" of his FNBSM shares determined as described below, as of the date of the Special Meeting. The U.S. Code provides that any shareholder of FNBSM who has voted against the Merger at the Special Meeting, or who has given notice in writing to FNBSM at or prior to the Special Meeting to FNBSM that such shareholder dissents from the Merger and does not thereafter vote in favor of the Merger, will be entitled to receive the "value" of the shares of FNBSM Common Stock held by him if and when the Merger becomes effective; provided, however, that such shareholder makes a written request to JSSB at any time within thirty (30) days after the Effective Date, accompanied by the surrender of such shareholder's share certificate.

            The number of shares represented by proxies that are returned signed but unmarked as to voting instructions will be voted in favor of the Merger, and therefore will have waived their rights to dissent.

            Any shareholder of FNBSM who votes against the Merger at the Special Meeting, or who gives a notice in writing to FNBSM at or prior to the Special Meeting that he dissents and does not thereafter vote in favor of the Merger, will be notified in writing of the Effective Date of the Merger. The Merger Agreement provides that one of the conditions to Penns Woods' obligation to consummate the Merger is that shareholders holding 9% or more of the outstanding shares of common stock of FNBSM shall not have asserted and duly perfected their dissenters' rights. <PAGE 52>

            In accordance with the U.S. Code, the "value" of the shares of any dissenting shareholder shall be determined, as of the date of the Special Meeting was held, by an appraisal made by a committee of three persons composed of (i) one person selected by the vote of the dissenting shareholders entitled to receive the value of their shares, (ii) one person selected by the Board of Directors of JSSB, and (iii) one person selected by the two so selected. The valuation agreed upon by any two of the three appraisers will govern. If the value so fixed is not satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five (5) days after being notified of the appraised value of his shares, appeal to the Comptroller of the Currency, who is required to cause a reappraisal to be made. The Comptroller's appraisal will be final and binding as to the value of such dissenter's shares.
If, within ninety (90) days after the Effective Date of the Merger, for any reason one or more of the appraisers fail to determine the value of such shares, the Comptroller is required, upon written request of any interested party, to cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, will be paid by JSSB.

            The value of the shares determined pursuant to the foregoing procedures is required to be paid promptly by JSSB to dissenting shareholders.

            The foregoing summary does not purport to be a complete statement of the appraisal rights of dissenting stockholders, and such summary is qualified in its entirety by reference to the applicable provisions of the U.S. Code, which are reproduced in full in Annex C to this Proxy Statement/Prospectus.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

            Certain members of management and the Board of Directors of FNBSM may be deemed to have interests in the Merger in addition to their interests, if any, in FNBSM Common Stock. The FNBSM Board of Directors was aware of these factors and considered them, among other matters, in approving the Merger Agreement.

Shares Owned by Management and the Board

            As of the Record Date, the directors and executive officers of FNBSM beneficially own approximately 14,540 shares of FNBSM Common Stock.
  <PAGE 53>
Indemnification; Directors and Officers Insurance

            Penns Woods has agreed in the Merger Agreement that, on or after the Effective Date, Penns Woods will indemnify, defend and hold harmless all prior and then-existing directors and officers of FNBSM against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the approval of Penns Woods, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FNBSM, whether pertaining to any matter existing or occurring at or prior to the Effective Date and whether asserted or claimed prior to, or at or after, the Effective Date ("Indemnified
Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated by the Merger Agreement, to the same extent as such officer, director or employee would be indemnified by FNBSM as of July 22, 1998, including the right to advancement of expenses, provided, however, that any such officer, director or employee of FNBSM may not be indemnified by Penns Woods or JSSB if such indemnification is prohibited by applicable law.

            Penns Woods has agreed to maintain FNBSM's existing directors' and officers' liability insurance policy, or a policy providing comparable coverage amounts on terms no less favorable, including Penns Woods' existing policy if it meets that standard, covering persons currently covered by such insurance for a period of five (5) years after the Effective Date.

Employment Agreements

            In the Merger Agreement, Penns Woods has agreed that, on or prior to the Effective Date, Penns Woods and JSSB will enter into employment agreements with William H. Rockey, President and Chief Executive Officer of FNBSM, and Rickey B. Brooks, Vice President and Cashier of FNBSM, to be effective as of the Effective Date, on terms mutually satisfactory to Penns Woods and to such individuals. Such agreements will, among other things, (i) provide for a term of three (3) years from the Effective Date and automatic annual renewals thereafter absent notice of nonrenewal by either party, (ii) provide for a minimum base salary equal to the base salary of the executive immediately prior to the Effective Date ($96,700 in the case of Mr. Rockey and $71,300 in the case of Mr. Brooks), (iii) provide for a severance payment equivalent to the greater of 24 months' base salary or base salary payable over the remaining term of the agreement in the event the executive's employment is terminated involuntarily or the executive terminates employment for "good reason" following a "change in control" of Penns Woods, and (iv) provide that the executive will be eligible for consideration to receive stock option grants under Penns Woods' stock option plans
<PAGE 54> then in effect in the same manner as other executive officers of Penns Woods.

FNBSM Advisory Board

            On the Effective Date, Penns Woods has agreed to establish for a period of two (2) years the FNBSM Advisory Board, which during the first year following the Effective Date will consist of all the members of the FNBSM of the Board of Directors immediately prior to the Effective Date and which during the second year following the Effective Date will consist of any of such former members of the FNBSM Board of Directors who have not attained the mandatory retirement age of 70 prior to the commencement of such year. The members of the FNBSM Advisory Board will be paid $150 for each monthly meeting of the Advisory Board actually attended. After the second year following the Effective Date, the FNBSM Advisory Board may be maintained at the discretion of Penns Woods.

                    INFORMATION WITH RESPECT TO PENNS WOODS

General

            Financial and other information relating to Penns Woods, including information relating to Penns Woods' directors and executive officers, is incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "AVAILABLE INFORMATION."

Market Price of and Dividends on Penns Woods Common Stock and
Related Shareholder Matters

            Penns Woods Common Stock is not listed on any exchange or quoted on NASDAQ. Shares of Penns Woods Common Stock are traded locally in the over-the-counter market. As of September 30, 1998, Penns Woods had approximately 852 shareholders of record. The table below sets forth for the periods indicated the amount of dividends paid per share and the quarterly ranges of high and low prices for Penns Woods Common Stock. The following price quotations do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. All information has been adjusted to reflect stock dividends and stock splits paid or effected through the date of this Proxy Statement/Prospectus, including the stock split effected in the form of a 100% stock dividend on January 15, 1998.

                                                      Dividends
                                High       Low        Declared

1996:
    First Quarter               $18        $18        $0.110
    Second Quarter               19 3/4     18 1/4     0.110
    Third Quarter                21         19 1/2     0.125
    Fourth Quarter               21 1/4     19 7/8     0.255

1997:
    First Quarter               $25        $21        $0.125
    Second Quarter               28 2/3     26 9/16    0.150
    Third Quarter                30 1/2     28 3/4     0.400
    Fourth Quarter               31 3/4     30         0.175

1998:
    First Quarter               48         32 3/8      0.180
    Second Quarter              53         47          0.180
    Third Quarter               55 1/2     54          0.180
    Fourth Quarter(1)           57         53 1/2        --

___________________________

(1)   Through November 5, 1998.
  <PAGE 56>
            On July 22, 1998, the last business day preceding public announcement of the Merger, the last sales price for Penns Woods Common Stock was $55.00 per share. On November 5, 1998, the last previous sale price for Penns Woods Common Stock was $56.50 per share. The average weekly trading volume for the Penns Woods Common Stock during the quarter ended September 30, 1998 was 2,450 shares.

            For certain limitations on the ability of Jersey Shore to pay dividends to Penns Woods, see Penns Woods' Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which is being delivered with this Proxy Statement/Prospectus and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                       INFORMATION WITH RESPECT TO FNBSM

Description of Business

            FNBSM was formed as a national bank on July 3, 1918. FNBSM has two offices located in Centre Hall and Spring Mills, Centre County, Pennsylvania. At December 31, 1997, FNBSM had total assets, deposits and shareholders' equity of approximately $30.5 million, $22.3 million and $4.4 million, respectively.

            Except for trust services, for which it lacks authorization, FNBSM is engaged in general commercial and retail banking business. It offers commercial, consumer and mortgage loans in the communities served by its offices, as well as safe deposit boxes and night depository.

            FNBSM, as a national bank, is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").
Its deposit services include business and individual demand and time deposit accounts, N.O.W. accounts, money market accounts, Individual Retirement Accounts and Christmas Clubs.

            The local banking environment in the area served by FNBSM is competitive, with active involvement by "Regional" and "Super Regional" banks. Competitors include Omega Bank, N.A., Northwest Savings Bank, PNC Bank, N.A., Mellon Bank and Mid-State Bank and Trust Company, as well as other financial institutions, finance companies, mortgage banking companies and brokerage companies operating in the area.

            The principal executive offices of FNBSM are located at Route 45 and Ross Hill Road, Spring Mills, Pennsylvania 16875, and its telephone number is (814) 422-8836.
  <PAGE 57>
Supervision and Regulation

            FNBSM, as a national bank, is subject to the supervision of, and is regularly examined by, the Comptroller of the Currency (the "Comptroller") and is required to furnish quarterly reports to the Comptroller. The approval of the Comptroller is required for the establishment of additional branch offices by any national bank, subject to applicable state law restrictions.

            FNBSM's deposits are insured by the FDIC to the extent permitted by law and it is a member of the Federal Reserve
System. Consequently, FNBSM is subject to additional regulation by these agencies. Some of the aspects of the lending and deposit business of FNBSM which are regulated by these agencies include personal lending, mortgage lending, interest rates both as they relate to lending and interest paid on deposits, and reserve requirements. In addition, the NBA and regulations of the Comptroller impose restrictions on the payment of dividends to FNBSM's shareholders. See "COMPARISON OF SHAREHOLDER RIGHTS
-- Dividends."

            The operations of FNBSM are also subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

            As a consequence of the extensive regulation of commercial banking activities in the United States, FNBSM's business is particularly susceptible to being affected by Federal and state legislation and regulations which may have the effect of increasing the costs of doing business.

            The Community Reinvestment Act of 1977 ("CRA") mandates that the Comptroller review the extent to which each national bank serves all neighborhoods in the community in which it is located, FNBSM's has received a satisfactory rating under the CRA by the Comptroller.

            As with other types of companies, FNBSM is subject to additional regulation of federal, state and local authorities in the areas of workplace safety, discrimination in employment practices and public accommodation (whether by race, sex, religion or disability) and environmental protection, among other areas. FNBSM believes that it is in compliance with such regulation in all material respects.

            In addition to being affected by general economic conditions, the earnings and growth of FNBSM is and will be affected by the policies of regulatory authorities, including the Comptroller, the Federal Reserve Board and the FDIC. An important function of the Federal Reserve Board is to regulate the money supply, credit conditions and interest rates. Among the instruments used to implement these objectives are open
<PAGE 58> market operations in United States Government
securities, changes in reserve requirements against bank deposits and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combination to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

            The monetary policies and regulations of the Federal
Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Legal Proceedings

            Other than routine litigation incidental to its business, neither FNBSM nor any of its properties is subject to any material legal proceedings, nor are any such proceedings known to be contemplated by any governmental authorities.

Management's Discussion and Analysis of Financial Condition and
Results of Operations - 1997 and 1996

            This discussion details the financial condition and results of operations of FNBSM. This discussion should be read in conjunction with the annual financial statements appearing elsewhere in this Proxy Statement/Prospectus. See "SELECTED FINANCIAL DATA" and "INDEX TO FNBSM FINANCIAL STATEMENTS."

      Financial Summary

            FNBSM earned net income of $386,000 in 1997 and $413,000 in 1996. Net income per share was $5.15 in 1997 and $5.51 in 1996. The primary reason for the decline in earnings in 1997 was that results for 1996 included a gain of $86,000 from the sale of a banking facility. The significant factors that affected earnings results in 1997 and 1996 are discussed in detail in the "Results of Operations" section of Management's Discussion and Analysis.

            Total assets amounted to $30,482,000 as of December 31, 1997, and total shareholders' equity was $4,417,000 as of the same date. FNBSM's capital position as of December 31, 1997 was well in excess of minimum regulatory requirements to be categorized as "well capitalized."

      Results of Operations

            Net Interest Income. As indicated in FNBSM's statement of income, net interest income for 1997 increased 12.4%, or $145,000, over 1996. The increase in net interest income reflects significant increases in both interest income and interest expense, due primarily to increases in the volume of interest-earning assets (most significantly, an increase in outstanding loans) and of interest-bearing liabilities <PAGE 59> (primarily, an increase in borrowed funds). A detail of average balances of interest-earning assets and interest-bearing liabilities, along with the corresponding amounts of interest earned or incurred and the average interest rate for each category, is provided in the table which follows, titled "Average Balances and Interest Rates." The "Effective Interest Differential," as described at the bottom of the table, of 5.11%
in 1997 , is very comparable to the corresponding ratio of 5.12% for 1996. This differential is the excess of the average rate of return on interest-bearing assets over the average rate of interest incurred on interest-bearing deposits and borrowed funds. Also, the table which follows titled "Summary of Changes in Interest Earned and Interest Costs Incurred," presents a breakdown of the change in interest income and expense between years attributable to changes in volumes versus changes in interest rates. It should be noted that interest income amounts included in these tables vary from the annual financial statement amounts because income from tax-exempt securities and loans, as presented in the tables, has been adjusted to a taxable equivalent basis.

            Management's explanations for the changes in the average balances of loans, borrowed funds and other assets and liabilities, are discussed in the "Financial Condition" section of Management's Discussion and Analysis.

            Provision for Loan Losses. The provision for loan losses was $54,000 in 1997 and $32,000 in 1996. The increase in 1997 is attributable to substantial loan growth and a rise in consumer loan losses. Management determines the provision for loan losses through a detailed, quarterly review of loan portfolio quality, supplemented by a periodic (approximately every 18-months) review by an independent consulting firm.

            The allowance for loan losses is discussed in detail in the Financial Condition section.

            Other Income. Other income in 1997 decreased $69,000 compared to 1996. The principal reason for the decrease is that other income for 1996 included a gain of $86,000 from the sale of a prior banking facility. This sale was made possible because FNBSM constructed a new facility which opened in 1995.

            Other Expenses. Overall, other expenses increased $76,000 in 1997 over 1996, an increase of 10.0%. While occupancy and furniture and equipment expenses remained relatively consistent between years, FNBSM experienced significant increases in salaries and employee benefits expense and in other operating expenses.

            The amount of salaries and employee benefits expense increased $47,000, or 11.9%, in 1997 compared to 1996. This increase was primarily related to salaries and wages, as benefit costs per employee remained fairly constant between periods. In addition to merit increases to employees, the number of full-time
<PAGE 60> equivalent employees increased by approximately 1.5 in
1997, as staff was added to handle the growth in the number of loan and deposit accounts that has occurred in 1997 and 1996 (see Financial Condition section).

            Other operating expenses increased $26,000, or 13.3%, in 1997 over 1996. The major components of this increase were as follows: charitable contributions, which increased approximately $10,000 due to a special contribution to the Spring Mills, Pennsylvania community for the construction of a playground; advertising costs, which increased approximately $7,000 because of increased activity related to marketing newsletters and newspaper advertising; directors' fees, which increased approximately $5,000 because of a raise in the rate paid to each director for attendance at, and participation in, Board and committee meetings; and postage, which increased approximately $4,000 due primarily to increased direct mail advertising and growth in the number of loan and deposit accounts.

            Income Tax Provision. The income tax provision, as a percentage of income before taxes, increased from 22.1% in 1996 to 24.0% in 1997. The principal reason for the increase in the effective tax rate is that tax-exempt income, net of nondeductible interest expense (calculated based on the average amount of tax-free securities and loans held by the Bank), along with other permanent difference items, reduced the Bank's current tax liability to a slightly greater extent in 1996 than in 1997.

                      AVERAGE BALANCES AND INTEREST RATES
                            (Dollars in thousands)

                                                      1997                                 1996

                                         Average                Average       Average               Average
                                         Balance     Interest     Rate        Balance     Interest    Rate

            ASSETS
INTEREST-BEARING ASSETS:
Securities available-for-sale:
  U.S. Government Agencies               $ 5,310     $   377      7.10%       $ 4,812     $   336     6.98%
  State and political subdivisions         2,877         247      8.59%         2,815         250     8.88%
  Other                                    2,227         152      6.83%         2,328         157     6.74%
  Unrealized gain or loss                    185                                  154

    Total securities available-for-sale   10,599         776                   10,109         743


Loans:
  Tax-exempt loans                           132          17     12.88%           167          20    11.98%
  All other loans                         16,100       1,582      9.83%        13,795       1,370     9.93%

    Total loans                           16,232       1,599                   13,962       1,390

Interest-bearing deposits and
  cash equivalents                           683          38      5.56%           591          35     5.92%

TOTAL INTEREST-EARNING ASSETS             27,514       2,413                   24,662       2,168

Other assets                               1,584                                1,596

        TOTAL ASSETS                     $29,098     $ 2,413                  $26,258     $ 2,168

LIABILITIES AND SHAREHOLDERS' EQUITY

INTEREST-BEARING LIABILITIES:
Deposits:
  Interest-bearing checking              $ 3,055     $    59      1.93%       $ 3,059     $    68     2.22%
  Money markets                              975          29      2.97%           789          26     3.30%
  Savings                                  2,249          53      2.36%         2,193          57     2.60%
  Certificates of deposit                 10,023         547      5.46%         9,841         541     5.50%
  Other time deposits                      2,555         139      5.44%         2,308         127     5.50%

    Total interest-bearing deposits       18,857         827                   18,190         819

Borrowed funds                             2,972         180      6.06%         1,386          87     6.28%

TOTAL INTEREST-BEARING LIABILITIES        21,829       1,007                   19,576         906

Noninterest-bearing checking               2,656                                2,351
Other liabilities                            267                                  264
Shareholders' equity                       4,346                                4,067

      TOTAL LIABILITIES AND SHARE-
        HOLDERS' EQUITY                  $29,098     $ 1,007                  $26,258     $   906

Interest Income/Earning Assets           $27,514     $ 2,413      8.77%       $24,662     $ 2,168     8.79%
Interest Expense/Earning Assets          $27,514     $ 1,007      3.66%       $24,662     $   906     3.67%

Effective Differential                               $ 1,406      5.11%                   $ 1,262     5.12%

_______________
          <PAGE 62>
Notes to Schedule of Average Balances and Interest Rates:

(1) Fees on loans of $35,000 are included with interest on loans for 1997 and 1996.

(2) Average balances have been determined using average daily balances.

(3) Income and rates on a fully tax-equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at a tax rate of 34% (calculated by dividing tax-exempt interest by .66).

                     SUMMARY OF CHANGES IN INTEREST EARNED
                          AND INTEREST COSTS INCURRED
                             1997 COMPARED TO 1996
                            (Dollars in Thousands)

                                        Change   Change
                                          in       in     Total
                                        Volume    Rate    Change
            ASSETS

INTEREST-EARNING ASSETS:
Securities available-for-sale:
  Taxable                               $ 28     $  8     $ 36
  Tax-exempt                               5       (8)      (3)
Loans                                    223      (14)     209
Interest-bearing deposits and cash
  equivalents                              5       (2)       3

TOTAL INTEREST INCOME                    261      (16)     245

INTEREST-BEARING LIABILITIES:
Deposits:
  Interest-bearing checking             $ (1)    $ (8)    $ (9)
  Money markets                            6       (3)       3
  Savings                                  1       (5)      (4)
  Certificates of deposit                 10       (4)       6
  Other time deposits                     14       (2)      12

    Total interest-bearing deposits       30      (22)       8

Borrowed funds                            98       (5)      93

TOTAL INTEREST EXPENSE                   128      (27)     101

NET INTEREST INCOME                     $133     $ 11     $144

_______________

Notes to Summary of Changes in Interest Earned and Interest Costs
Incurred:

(1) The change in interest income/expense due to both volume and rates has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Income on a fully tax-equivalent basis includes an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at a tax rate of 34% (calculated by dividing tax-exempt interest by .66).

      Financial Condition

            Securities Available-for-Sale. FNBSM classifies all of its investment securities as "available-for-sale." Accordingly, as required by Statement of Financial Accounting Standards
("SFAS") No. 115, these assets are valued at fair value on the balance sheet, with fluctuations in the differences between cost and fair value, net of hypothetical deferred income tax, recorded as a direct increase or decrease in shareholders' equity with no effect on earnings. The other possible accounting classifications permitted by SFAS No. 115 are "trading," and "held-to-maturity." Securities bought for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with the unrealized gains and losses included in earnings. Held-to-maturity investments, which are debt securities that an enterprise has the intent and ability to hold until maturity, are reported at amortized cost. Clearly, as evidenced by the very limited amount of investment sales reflected in the financial statements, FNBSM has not engaged in "trading activity" in 1997 or 1996. Classification as available-for-sale (as opposed to held-to-maturity) is consistent with FNBSM's asset-liability management policy which permits the sale of any security for liquidity purposes or if deemed appropriate to maximize long-term return on investments held. In 1997 and 1996, management determined that long-term and short-term borrowing from the Federal Home Loan Bank of Pittsburgh was more effective than selling securities as a method of meeting liquidity and asset-liability management requirements.

            The carrying amounts of available-for-sale securities are summarized as follows (in thousands):

                                                  DECEMBER 31,
                                                1997        1996

     Debt securities:
          U.S. Government agencies            $ 6,016    $  5,537
          State and political
          subdivisions (tax-exempt)             3,551       2,891
          Other bonds, notes and debentures     2,059       2,024

     Total debt securities                     11,626      10,452

     Restricted equity securities                 213         127

          Total                               $11,839     $10,579

            "Other bonds, notes and debentures" in the table above consist principally of collateralized mortgage obligations ("CMO's"). CMO's are bonds secured by, and repaid from, the cash flows from a pool of mortgages or mortgage-backed securities that also serve as collateral for the CMO. FNBSM considers its CMO holdings to be of a high credit quality, with minimal risk of default. <PAGE 65>

            The following table shows the maturities and repricing of debt securities available-for-sale as of December 31, 1997, and the weighted average yields of such securities (dollars in thousands) (yields for tax-exempt securities presented on a tax equivalent basis using a 34% rate):

                       WITHIN      1-5     5-10    AFTER
                       1 YEAR     YEARS   YEARS   10 YEARS  TOTAL

U.S. government
agencies:
  Amount               $1,781      $115   $2,451  $1,584  $ 5,931
  Yield                 6.90%     8.02%    7.24%   7.24%    7.15%

State and political
subdivisions:
  Amount                  100       505   1,054   1,800    3,459
  Yield                 7.79%     9.00%    8.23%  11.08%    9.81%

Other bonds, notes
and debentures:
  Amount                 -          80       617   1,308    2,005
  Yield                  -       6.70%     7.45%   5.84%    6.37%

Total amount           $1,881    $ 700    $4,122  $4,692  $11,395

Total yield             6.95%    8.58%     7.52%   8.32%    7.82%

            Loans. Gross loans outstanding as of December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                 DECEMBER 31,
                                               1997       1996

Domestic:
   Real estate - mortgage and construction    $14,261    $12,575
   Commercial and industrial                    1,044        932
   Consumer and other                           2,011      2,244

     Total gross loans                        $17,316    $15,751

            As indicated in the schedule above, gross loans increased 9.9% as of December 31, 1997 compared to the end of 1996. The majority of the increase was in real estate loans, which increased $1,686,000, or 13.4%. Economic growth in the greater State College area was one of the principal factors causing the increase in real estate loans. Also, a favorable real estate lending interest rate environment for borrowers has spurred significant refinancing activity, including a movement out of borrowings under traditional consumer loan instruments and into greater mortgage-based and home equity line of credit borrowings. (This is also evidenced in the $229,000, or 10.9%, decrease in consumer loans in 1997.) Finally, FNBSM's real estate and commercial lending activities have benefitted from branch closings and acquisitions of competing financial institutions in its market area. The increase in FNBSM's commercial loans, of $112,000, or 12.0% as of December 31, 1997 compared to 1996, was impacted by the acquisition of one of its competitors, with the new financial institution no longer
offering certain commercial lending services.   Management
believes that the lending philosophy of Penns Woods is very consistent with that of FNBSM, and no significant changes in the types of loans made, or credit quality, are expected after completion of the Merger.

            The table below presents domestic loans outstanding as of December 31, 1997, by category and maturity. Scheduled repayments are reported in the maturity categories in which the payment is due. This maturity information is based upon original loan terms and has not been adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal. This information is summarized as follows (in thousands):


                                      COMMERCIAL    CONSUMER
                              REAL       AND          AND
                             ESTATE   INDUSTRIAL     OTHER     TOTAL

Loans with variable
  interest rates:
     1 year or less          $     -  $   714       $     2    $   716
     1-5 years                     4        -             -          4
     After 5 years                 -        -             -          -
Sub-total                          4      714             2        720

Loans with fixed
  interest rates:
     1 year or less              146        -         1,278      1,424
     1-5 years                   303      121           731      1,155
     After 5 years            13,808      209             -     14,017

     Subtotal                 14,257      330         2,009     16,596
  <PAGE 68>
        Total                $14,261  $ 1,044       $ 2,011    $17,316

            FNBSM does not make loans that provide for negative amortization or which contain conversion features. As of December 31, 1997, adjustable rate mortgages were not offered on residential properties; however, in 1998, FNBSM began to offer mortgages with a fixed rate for a period of seven years, converting to an adjustable rate for the remainder of the term, up to a maximum of thirty years.

            FNBSM has no foreign loans outstanding as of December 31, 1997.

            Allowance for Loan Losses. The allowance for loan losses as of December 31, 1997 was $165,000, or approximately 1% of gross loans outstanding. This was an increase of $25,000 over the amount at December 31, 1996. Management evaluates the adequacy of the allowance for loan losses quarterly, giving consideration to specific problem loans (if any), economic conditions within the region, growth performance and other factors felt to impact upon credit quality. Also, FNBSM utilizes an independent consulting firm for periodic independent reviews of credit quality, documentation and adequacy of the allowance for loan losses. The most recent independent examination prior to December 31, 1997 was performed as of October 31, 1996. Subsequent to 1997, another independent loan review was completed as of June 30, 1998. In addition, federal banking regulators from the Office of the Comptroller of the Currency, as part of their periodic examinations, review the determination of the allowance for loan losses. In light of these ongoing reviews and FNBSM's historically low levels of nonperforming loans (discussed in more detail later in this section), management does not anticipate an adjustment to the allowance for loan losses in the near term that would have a significant, adverse impact on earnings or shareholders' equity.

            Transactions in the allowance for loan losses for 1997 and 1996 are summarized as follows (in thousands):

                                  1997    1996    1995    1994    1993

Balance at beginning of period    $140    $120    $120    $120    $115

Charge-offs - domestic
consumer loans                      32      14       -       1       1

Recoveries - domestic
consumer loans                       3       2       -       -       -

Net charge-offs                     29      12       -       1       1

Additions charged to operations     54      32       -       1       6

Balance at end of period          $165    $140    $120    $120    $120
  <PAGE 70>
Ratio of net charge-offs during
  the period to average loans
  outstanding during the period   0.18%   0.09%   0.00%   0.01%   0.01%

            As mentioned previously, FNBSM's historical levels of nonperforming loans have been quite low. Most of FNBSM's loans are well secured residential real estate and consumer loans to which the "nonaccrual" accounting rules which are described herein do not apply. For the remainder of the loan portfolio, the accrual of interest income is discontinued when payment is deemed to be questionable, but in any event, when principal or interest is in default for 90 days or more. The reversal of previously accrued but uncollected interest related to a loan placed in nonaccrual status and the treatment of subsequent receipts of principal or interest is accounted for in accordance with generally accepted accounting principles, which do not require the write-off of such previously accrued interest if collection is ultimately protected by sound collateral. A nonperforming loan may be restored to accrual status when principal and interest is no longer due and unpaid, the loan becomes well secured and in the process of collection or when prospects for future collections of contractual payments are no longer in doubt.

            SFAS No. 114 requires disclosure in financial statements of information related to "impaired' loans. These disclosure requirements are not applicable to the majority of FNBSM's loan portfolio, as SFAS No. 114 does not apply to large groups of smaller-balance homogeneous loans that may be collectively evaluated for impairment, including residential
mortgage and consumer installment loans.   In 1997 and 1996,
FNBSM had no impaired loans, as defined in the pronouncement.

            Information related to nonperforming loans as of the end of 1993 through 1997 is presented as follows (in thousands):

                                         90 DAYS
                            NONACCRUAL   PAST DUE  RESTRUCTURED

1997                           $ -         $21       $ -
1996                             -          22         -
1995                             -           7         -
1994                             -           -         -
1993                            69          25         -


            The allocation of the allowance for loan losses by category of loan as of the end of 1993 through 1997 is presented in the following table (dollars in thousands):
  <PAGE 72>
                                                     PERCENT OF
                                                    LOANS IN EACH
                                                     CATEGORY TO
                                            AMOUNT   TOTAL LOANS

December 31, 1997:
  Balance at end of period applicable to:
     Domestic:
       Real estate                           $136         82%
       Commercial and industrial               10          6%
       Consumer and all other loans            19         12%

          Total                              $165        100%


December 31, 1996:
  Balance at end of period applicable to:
     Domestic:
       Real estate                           $112         80%
       Commercial and industrial                8          6%
       Consumer and all other loans            20         14%

          Total                              $140        100%

December 31, 1995:
  Balance at end of period applicable to:
     Domestic:
       Real estate                           $ 95         79%
       Commercial and industrial                7          6%
       Consumer and all other loans            18         15%

          Total                              $120        100%

December 31, 1994:
  Balance at end of period applicable to:
     Domestic:
       Real estate                           $ 96         80%
       Commercial and industrial                6          5%
       Consumer and all other loans            18         15%

          Total                              $120        100%

December 31, 1993:
  Balance at end of period applicable to:
     Domestic:
       Real estate                           $ 92         80%
       Commercial and industrial                6          5%
       Consumer and all other loans            17         15%

          Total                              $115        100%

  <PAGE 73>
            Deposits. In total, average deposits increased $972,000 in 1997 over 1996, a rate of growth of 4.7%. The types of deposits with the most significant increases were time deposits and demand deposits. The competitive factors discussed in the loans section had a corresponding, positive impact in the area of deposit growth. Also, management believes that the new banking facility constructed in 1995, at a highly visible location on State Route 45, has contributed to the increase in deposits. There were significant increases in IRA deposits in 1997, primarily from rollovers by retiring individuals from 401(k) and other qualified pension plans. Checking account balances increased in 1997, in part because of a special 1-2% discount on loan payments offered to loan customers who would agree to make their loan payments by automatic transfer of funds from checking accounts held with FNBSM.

            The average amount and average interest rate incurred on deposits are summarized below (dollars in thousands):

                                       1997             1996
                                      AVERAGE          AVERAGE
                                      AMOUNT    RATE   AMOUNT    RATE

Deposits in Domestic Bank Offices:
  Demand deposits:
    Noninterest-bearing               $  2,656  0.00%  $  2,351  0.00%
    Interest-bearing                     4,030  2.18%     3,848  2.44%
    Savings deposits                     2,249  2.36%     2,193  2.60%
    Time deposits                       12,578  5.45%    12,149  5.50%

          Total average deposits       $21,513          $20,541


            As of December 31, 1997, the maturities of time deposits in excess of $100,000 is summarized as follows (in thousands):

     0-3 Months                                   $608
     3-6 Months                                    334
     6-12 Months                                   105
     Beyond 12 Months                              500

          Total                                 $1,547


            Borrowed Funds. Average borrowed funds increased significantly, to $2,972,000 in 1997 over $1,386,000 in 1996.
The increase was primarily attributable to long-term borrowings from the Federal Home Loan Bank of Pittsburgh ("FHLB"). The increased long-term borrowings were used as a strategic tool in FNBSM's asset-liability management mix, as the funds were utilized primarily to fund loans and security purchases that carry higher yields than the interest cost related to the
<PAGE 74> borrowings.   In 1996 and previous years, long-term
borrowings from the FHLB were used for other long-term purposes, including the funding of housing loans under the Community Investment Program and the costs of constructing the new facility in 1995.

            Shareholders' Equity. As described in detail in Note L to the annual financial statements included elsewhere in this Proxy Statement/Prospectus, FNBSM's capital levels are well in excess of regulatory thresholds to be considered "well capitalized." The primary source of capital growth for FNBSM is from the retention of a portion of earnings. In 1997, FNBSM declared dividends totaling $169,000, or approximately 44% of net income. In 1996, dividends declared amounted to approximately
37% of net income. Restrictions on the amount of dividends that FNBSM may pay, without approval from banking regulatory agencies, are also described in Note L. Unrealized gains and losses on securities available-for-sale are not considered in determining capital ratios for regulatory purposes.

            Liquidity and Interest Rate Sensitivity. FNBSM has an asset/liability management policy that, among other things, defines certain objectives and procedures designed to minimize interest rate risk while maintaining an acceptable interest rate spread and insuring adequate liquidity. One of the key aspects of this policy is that it provides specific financial objectives in the form of financial ratios that must be met in order to be in compliance with the policy. These specific objectives include ratios which address current and forecasted profitability, capital, short-term and long-term liquidity and the relationship between rate sensitive assets and rate sensitive liabilities.

            Liquidity is measured by FNBSM's ability to raise cash on a short-term basis at a reasonable cost or at a minimal loss. The maintenance of adequate liquidity is necessary so that FNBSM is capable of meeting all of its financial obligations to customers, suppliers, employees and shareholders at all times. Sources of liquidity include ongoing returns of principal and interest from securities and loans and borrowings from the FHLB. For short-term borrowing needs, FNBSM occasionally borrows from the FHLB through its "Repo Plus" program (see Note G to the annual financial statements included elsewhere in this Proxy Statement/Prospectus). These sources of liquidity are sufficient to meet FNBSM's needs.

            Interest rate risk is the exposure to potential reductions in earnings and value arising from changes in interest rates. The interest rate sensitivity of an asset or liability is determined by the time period within which it can be repriced to the market interest rate. On a monthly basis, management prepares a "gap" report, which compares the amounts of assets and liabilities that are expected to reprice in various intervals, up to one year. FNBSM's goal is to have approximately the same amount of assets and liabilities repricing in each period.
Also, the gap report is sometimes extended to a longer timeframe
<PAGE 75> in order to monitor the rate sensitivity of long-term rate sensitive positions. In addition, FNBSM engages a consulting firm on an ongoing basis to perform interest rate risk and portfolio performance analyses, and to make recommendations regarding courses of action to enhance short-term or long-term earnings performance.

            The table which follows presents the "Cumulative Repricing Gap" of FNBSM's assets and liabilities as of December 31, 1997. The table estimates the amounts of assets and liabilities that would be expected to reprice for each time period presented, based on interest rates as of that point in time and based on certain key assumptions related to the rates of prepayments on loans, calls of securities, run-off of deposits and various reinvestment and funding assumptions.

GAP ANALYSIS
DECEMBER 31, 1997
(Dollars in Thousands)
                                   0-3        3-6        6-12       1-2        2-5       BEYOND
                                  MONTHS     MONTHS     MONTHS     YEARS      YEARS      6 YEARS    TOTAL
___________________________________________________________________________________________________________

Cash due from banks               $   20     $          $          $          $          $  448     $   468
Interest-bearing deposits with
  banks                               10         30         59                                           99
Securities available-for-sale      2,419      1,218      2,387      1,391      2,899      1,525      11,839
Loans                              2,244      1,209      2,172      3,285      5,342      2,772      17,024
Other assets                                                                              1,052       1,052

     Total assets                 $4,693     $2,457     $4,618     $4,676     $8,241     $5,797     $30,482

Noninterest-bearing deposits      $          $          $  678     $  678     $1,357     $          $ 2,713
Interest-bearing deposits          2,972      2,402      4,989      2,378      5,260      1,556      19,557
Other liabilities                    188        188        375        250      2,500        294       3,795
Equity                               153                                                  4,264       4,417

     Total liabilities and
       equity                     $3,313     $2,590     $6,042     $3,306     $9,117     $6,114     $30,482

Cumulative gap                    $1,380     $1,247     $ (177)    $1,193     $  317     $    -

Cumulative rate sensitive
  assets/rate sensitive
  liabilities                       1.42       1.21       0.99       1.08       1.01       1.00


            Year 2000 Compliance/Computer System Requirements. The Year 2000 problem has been well-publicized recently. Many computer systems store dates utilizing two digits, instead of four. This could cause computer systems to create erroneous results or to fail completely unless corrective measures are taken.

            Management expects the proposed merger with Penns Woods to be approved and completed by early 1999. In the course of its negotiations with Penns Woods, management has inquired as to the status of Penns Woods' efforts to ensure that it will not be adversely affected by Year 2000 computing issues. Based on the results of its inquiries, management is confident that Penns
Woods' systems, into which FNBSM's data will be integrated, will be Year 2000 compliant on a timely basis.

            In the unlikely event that the merger with Penns Woods would not be completed, management has established a contingency plan to address the Year 2000 issue. The contingency plan provides for the replacement of existing proof equipment
(although the current system is believed to be Year 2000-compliant, there will be no company available to provide servicing on an ongoing basis) and the possible replacement of two automatic teller machines. The cost of these items is estimated to range from $125,000 to $250,000, depending on certain optional purchases and various circumstances.
  <PAGE 77>
            Also, FNBSM is in the process of communicating with its loan customers and key suppliers regarding the status of their Year 2000 compliance efforts. Presently, management expects that FNBSM will not be significantly impacted by Year 2000 issues related to its lending or other activities.

            Inflation. The asset and liability structure of a financial institution is primarily monetary in nature, and therefore, interest rates rather than inflation have a more significant impact on FNBSM's performance. Interest rates are not always affected in the same direction or magnitude as prices of goods and services, but are reflective of fiscal policy initiatives or economic factors which are not measured by a price index.

            New Financial Accounting Standard - Reporting Comprehensive Income. In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This statement established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Statement No. 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format for that financial statement. Statement No. 130 is effective for fiscal years beginning after December 15, 1997. The impact of this statement on FNBSM will result in additional disclosures in FNBSM's financial statements.

Management's Discussion and Analysis of financial Condition and Results of Operations - June 30, 1998 and 1997

      The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying financial statements for FNBSM. Current performance does not guarantee or assure similar performance in the future, and may not be indicative of future results.

Financial Summary

      FNBSM earned net income of $236,000 for the six months ended June 30, 1998 and $215,000 for the comparable period in 1997. FNBSM achieved a return on average assets of 1.52% and a return on average equity of 10.39% for the six months ended June 30, 1998 compared to ratios of 1.49% and 10.06% in the comparable period of 1997. The primary reasons for the increase are discussed in detail in the "Results of Operations" section of Management's Discussion and Analysis.

      Total assets amounted to $31,934,000 as of June 30, 1998, and total shareholders' equity was $4,536,000 as of that same date. FNBSM's capital position as of June 30, 1998 was well in
<PAGE 78> excess of the minimum regulatory requirements to be categorized as "well capitalized."

      Results of Operation for the Six Months Ended June 30, 1998
      and 1997

      Net interest income increased $79,000 or 12.34%, during the first six months of 1998 over the same period of 1997. This increase is due primarily to increased volume as a result of strong loan demand. Taxable investment interest decreased as a result of a large number of taxable investments maturing or being called during this time period. Nontaxable investment interest income increased as a result of the purchase of nontaxable investments due to favorable interest rates. Interest expense on deposits increased $42,000, or 10.42%, primarily because of increases in volume of outstanding deposits, as discussed in the "Balance Sheet" section below. Other income increased $5,000 primarily as a result of increased credit life insurance commission and service charge income. Operating expenses increased $78,000 primarily as a result of the opening of a new office in May 1998. Expenses were incurred in order to get the new office ready to open. Six additional employees were hired and trained during this period. Expenses for office supplies, equipment and insurance were incurred. FNBSM's effective income tax rate decreased as a result of increased tax exempt income.

      Balance Sheet - June 30, 1998 and December 31, 1997

      Cash and due from banks increased by $830,000 as the result of a significant number of debt securities maturing or being called. Funds were not immediately reinvested because of the low interest rate environment during this time period.

      Securities available for sale decreased $1,682,000 during this time period as a result of the large number of debt securities that either matured or were called during this time period with the proceeds not reinvested, as noted above. During this time period loans increased 14% as a result of strong loan demand, primarily in the area of residential mortgages, and the availability of funds resulting from matured and called debt securities and an increase in deposits.

      FNBSM premises and equipment increased as a result of the opening of a branch office in May 1998.

      Deposits increased approximately $2,016,000, or 9% during the six months ended June 30, 1998. One of the reasons for the increase in deposits is incentives offered to new loan customers in the form of lower interest rates for utilizing automatic loan payments from checking accounts. Also, several customers transferred their individual retirement accounts from other institutions to FNBSM. Finally, one of the other banks in the area closed an office near Spring Mills and FNBSM utilized an aggressive marketing campaign to attract these customers.
  <PAGE 79>
      Borrowed funds decreased as FNBSM utilized available funds, as noted above, to pay down on its debt.

      Year 2000 Compliance/Computer System Requirements

      The Year 2000 problem has been well-publicized recently. Many computer systems store dates utilizing two digits, instead of four. This could cause computer systems to create erroneous results or to fail completely unless corrective measures are taken.

      Management expects the proposed merger with Penns Woods to be approved and completed by early 1999. In the course of its negotiations with Penns Woods, management has inquired as to the status of Penns Woods' efforts to ensure that it will not be adversely affected by Year 2000 computing issues. Based on the results of its inquiries, management is confident that Penns Woods' systems, into which FNBSM's data will be integrated, will be Year 2000 compliance on a timely basis.

      In the unlikely event that the merger with Penns Woods would not be completed, management has established a contingency plan to address the Year 2000 issue. The contingency plan provides for the replacement of existing proof equipment (although the current system is believed to be Year 2000-compliant, there will be no company available to provide servicing on an ongoing basis) and the possible replacement of two automatic teller machines.
The cost of these items is estimated to range from $125,000 to $250,000, depending on certain optional purchases and various circumstances.

      Also, FNBSM is in the process of communicating with its loan customers and key suppliers regarding the status of their Year 2000 compliance efforts. Presently, management expects that FNBSM will not be significantly impacted by Year 2000 issues related to its lending or other activities.

Market Price of and Dividends on FNBSM Common Stock and Related
Shareholder Matters

            FNBSM Common Stock is not listed on any exchange or quoted on NASDAQ. There is not an active trading market for shares of FNBSM Common Stock, which are traded locally in the over-the-counter market. The table below sets forth for the periods indicated the amount of dividends paid per share and the quarterly ranges of high and low sales prices. The following price information is based on transactions known to management of FNBSM, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                             Quarterly

        Quarter Ended               Dividend(1)   High      Low

     December 31, 1998(2)              $ --      $87.00   $85.00
     September 30, 1998                 1.20      87.00    85.00
     June 30, 1998                       --       87.00    85.00
     March 31, 1998                     1.15      87.00    85.00
     December 31, 1997                   --       87.00    85.00
     September 30, 1997                 1.10      87.00    85.00
     June 30, 1997                       --       87.00    85.00
     March 31, 1997                     1.05      87.00    85.00

__________________

(1)   FNBSM has historically paid dividends semi-annually.

(2)   Through November 5, 1998.

            On July 22, 1998, the last business day preceding public announcement of the Merger, the last previous known sale price for FNBSM Common Stock was $87.00 per share. On
November 5, 1998, the last previous known sale price for FNBSM Common Stock was $87.00 per share. To the knowledge of management of FNBSM, there have been no transactions in FNBSM Common Stock since public announcement of the Merger.

            The Merger Agreement permits FNBSM to pay a regular semi-annual cash dividend not to exceed $1.25 per share of FNBSM Common Stock outstanding on or before December 31, 1998. For restrictions on FNBSM's ability to pay additional dividends, See "THE MERGER -- Dividends."

                 DESCRIPTION OF PENNS WOODS CAPITAL SECURITIES

            The authorized capital stock of Penns Woods consists of 10,000,000 shares of common stock, $10.00 par value ("Penns Woods Common Stock"). As of October 1, 1998, there were
2,571,302 shares of Penns Woods Common Stock issued and outstanding, and no shares held by Penns Woods as treasury stock. There are no other shares of capital stock of Penns Woods authorized, issued or outstanding. Penns Woods has no options, warrants, or other rights authorized, issued or outstanding, other than options granted under Penns Woods' stock option plans.

Common Stock

            The holders of Penns Woods Common Stock are entitled to share ratably in dividends when and if declared by the Penns
Woods Board of Directors from funds legally available therefor. Declaration and payment of cash dividends by Penns Woods depends upon dividend payments by Jersey Shore, which are Penns Woods' primary source of revenue and cash flow. Penns Woods is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Penns Woods, and consequently the right of creditors and shareholders of Penns Woods, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Penns Woods in its capacity as a creditor may be recognized.

            JSSB will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its shareholders' equity would be reduced below the amount required by applicable regulatory capital requirements. Current FDIC regulations require a holding company's insured institutions to give the FDIC 30 days advance notice of any proposed declaration of dividends to the holding company, and the FDIC has the authority under its supervisory powers to prohibit the payment of dividends to the holding company.

            For certain limitations on the ability of JSSB to pay dividends to Penns Woods, see Penns Woods' Annual Report on
Form 10-K for the year ended December 31, 1997, a copy of which is being delivered with this Proxy Statement/Prospectus and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

            Each holder of shares of Penns Woods Common Stock will be entitled to one vote for each share held on matters upon which shareholders have the right to vote. Penns Woods shareholders are not entitled to cumulate votes in the election of directors.

            The holders of Penns Woods Common Stock have no preemptive rights to acquire any additional shares of Penns
Woods. In addition, the Penns Woods Common Stock is not subject to redemption. <PAGE 82>

            Penns Woods' Articles of Incorporation authorize the
Penns Woods Board of Directors to issue authorized shares of Penns Woods Common Stock without shareholder approval.

            In the event of liquidation, dissolution or winding-up of Penns Woods, whether voluntary or involuntary, holders of Penns Woods Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor).

Special Charter and Pennsylvania Corporate Law Provisions

            Penns Woods' Articles of Incorporation contain certain provisions regarding opposition of a tender offer which may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Penns Woods stock, a proxy contest for control of Penns Woods, the assumption of control of Penns Woods by a holder of a large block of Penns
Woods stock and the removal of Penns Woods' management. These provisions: (1) divide the Penns Woods Board of Directors into three classes serving staggered three-year terms; (2) require that shareholders owning at least 66-2/3% of the outstanding shares of Penns Woods Common Stock approve mergers and other similar transactions involving a sale or other disposition of substantially all of the assets of Penns Woods; (3) eliminate cumulative voting in elections of directors; and (4) require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

            The Pennsylvania BCL also contains certain provisions applicable to Penns Woods which may have the effect of impeding a change in control of Penns Woods. These provisions, among other things: (1) require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation and (2) prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power.

            In 1990, Pennsylvania adopted legislation further amending the Pennsylvania BCL. To the extent applicable to Penns Woods at the present time, this legislation generally:
(1) expands the factors and groups (including shareholders) which the Penns Woods Board of Directors can consider in determining whether a certain action is in the best interests of the corporation; (2) provides that the Penns Woods Board of Directors need not consider the interests of any particular group as dominant or controlling; (3) provides that Penns Woods'
<PAGE 83> directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (4) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and (5) provides that the fiduciary duty of Penns Woods' directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

            The 1990 amendments to the Pennsylvania BCL explicitly provide that the fiduciary duty of directors shall not be deemed to require directors (1) to render inapplicable, or make determinations under, provisions of the Pennsylvania BCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or (2) to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition. One of the effects of the 1990 fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Penns Woods Board of Directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendments to the Pennsylvania BCL grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of a Pennsylvania corporation.

            Penns Woods is also subject to the "disgorgement" and "control-share acquisition" statutes included in the 1990 legislation. The "disgorgement" statute generally requires disgorgement by any person or group who or which has acquired or publicly disclosed an intent to acquire 20% or more of a corporation's voting power of any profit realized from the sale of any shares acquired within specified time periods of such acquisition or disclosure if the shares are sold within eighteen months thereafter. The "control share acquisition" statute generally prohibits a person or group who or which exceeds certain stock ownership thresholds (20%, 33-1/3% and 50%) for the first time from voting the "control shares" (i.e., the shares owned in excess of the applicable threshold) unless voting rights are restored by a vote of disinterested shareholders.

                       COMPARISON OF SHAREHOLDER RIGHTS

Directors

      Removal

            Pursuant to the Pennsylvania BCL, any individual director, class of directors or the entire board of directors of Penns Woods may be removed from office without assigning any cause by the vote of the shareholders of Penns Woods. There is no such provision contained in the NBA or in the Articles of Association or Bylaws of FNBSM that would permit the shareholders of FNBSM to remove one or more directors from office. Directors of FNBSM, however, are to be elected annually by the shareholders for one-year terms. See "Election of Directors."

      Nomination

            Candidates nominated for the Board of Directors of Penns Woods must be shareholders of Penns Woods and must be nominated by a Penns Woods' shareholder at least 20 business day prior to the meeting in which such election shall occur. Nominations for election to the Board of Directors of FNBSM may be made by the Board of Directors or any shareholder of FNBSM. The nomination shall be made not less than 14 days nor more than 50 days prior to any meeting of shareholders called for such purpose. Pursuant to the NBA, every director of FNBSM must be a citizen of the United States, satisfy certain specified residency requirements and own in his or her own right shares of FNBSM Common Stock having an aggregate par value of not less then $1,000.

      Election of Directors

            Penns Woods' Articles of Incorporation and Bylaws provide that its Board of Directors shall be composed of not less than five nor more than 25 directors, the number of which may be determined by the Board of Directors. Presently, the Board of Directors of Penns Woods is composed of nine members. The Penns Woods Board of Directors is divided into three classes, each serving three-year terms, so that approximately one-third of the directors are elected at each annual meeting of shareholders. Classification of the Board of Directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the Penns Woods Board of Directors and thereby could impede a change in control of Penns Woods.

            Pursuant to FNBSM's articles of association and the NBA, the Board of Directors must consist of not less than five
(5) nor more than 25 directors. The number of directors to be elected, subject to the foregoing limits, is determined from time to time by a majority of the full Board of Directors or by resolution of the shareholders. The Board of Directors has
<PAGE 85> presently fixed the number at nine.  The NBA and the
Articles of Association of FNBSM require that directors of FNBSM be elected annually for one-year terms.

      Cumulative Voting

            Penns Woods' shareholders are not permitted to cumulate votes in the election of directors. Under the NBA, shareholders of FNBSM are entitled to cumulative voting rights in elections of directors. Cumulative voting entitles each shareholder to as many votes in the election of directors as equal the number of shares held multiplied by the number of directors to be elected.
A shareholder may cast all of these votes for one candidate or distribute them among any two or more candidates. Penns Woods' Articles of Incorporation do not provide for cumulative voting because it is believed that each director should represent and act in the interest of all shareholders and not any special group of shareholders. Absent cumulative voting, a majority of the outstanding shares can elect all of the members of the Board of Directors.

      Limited Liability

            As permitted by the Pennsylvania BCL, Penns Woods' Bylaws provide that directors of Penns Woods are not personally liable to Penns Woods, its shareholders or others for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness; provided, however, that there is no such elimination of liability arising under any criminal statute or with respect to the payment of taxes pursuant to local, state or federal law.

            The Articles of Association and Bylaws of FNBSM contain no similar provisions.

      Indemnification

            The Bylaws of Penns Woods and FNBSM each provide for indemnification of directors, officers, employees and agents for certain litigation-related liabilities and expenses to the maximum extent provided by Pennsylvania law. Directors, officers, employees and agents of Penns Woods are entitled to indemnification in both third party actions and derivative actions unless there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness. There is no requirement of a case-by-case determination that the applicable standard of conduct has been met for a person to be entitled to indemnification.

            The Bylaws of FNBSM provide that FNBSM is required to indemnify directors, officers and employees of FNBSM to the full extent permitted by Pennsylvania law and, in such situations
<PAGE 86> where such indemnification is not required by
Pennsylvania law, may indemnify such persons to the full extent otherwise permitted.

Shareholder Meetings

            Special meetings of Penns Woods shareholders may be called at any time by the Board of Directors, by the Chairman of the Board or the President. Penns Woods shareholders holding at least one-fifth (1/5) of the votes which all shareholders are entitled to cast are entitled to call a special meeting of shareholders.

            FNBSM's Articles of Association and Bylaws provide that, except as otherwise specifically provided by statute, special meetings of shareholders may be called by the Board of Directors or by any three (3) or more shareholders owning, in the aggregate, not less than 10% of the stock of FNBSM.

Inspection Rights

            The Pennsylvania BCL provides that every shareholder of Penns Woods and FNBSM, upon written demand under oath stating the purpose thereof, shall have the right, for any proper purpose, to examine during usual business hours the share register, books or records of account and records of the proceedings of the shareholders and directors, and make copies or extracts therefrom. In addition, pursuant to FNBSM's Bylaws and the NBA, FNBSM shareholders each have the right to inspect the bylaws of FNBSM during regular business hours and the shareholder list, respectively.


Antitakeover Provisions

      Penns Woods

            Penns Woods is subject to various provisions of the Pennsylvania BCL which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the Board of Directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania BCL.

            Subchapter 25E of the Pennsylvania BCL (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

            Subchapter 25F of the Pennsylvania BCL (relating to business combinations) delays for five years and imposes
<PAGE 87> conditions upon "business combinations" between an
"interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. For this purpose, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

            Subchapter 25G of the Pennsylvania BCL (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania BCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

            Subchapter 25H of the Pennsylvania BCL (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

            Subchapters 25E-H of the Pennsylvania BCL contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

            In addition, the fiduciary duty standards applicable to the Board of Directors of Penns Woods under the Pennsylvania BCL and certain provisions of Penns Woods' Articles of Incorporation and Bylaws may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Penns Woods stock, a proxy contest for control of Penns Woods, the assumption of control of Penns Woods by a holder of a large block of Penns Woods' stock and the removal of Penns Woods' management. See "DESCRIPTION OF PENNS WOODS CAPITAL
SECURITIES -- Special Charter and Pennsylvania Corporate Law
Provisions."
  <PAGE 88>
      FNBSM

            The NBA does not contain provisions similar to Subchapters 25E-H of the Pennsylvania BCL described above.

Required Shareholder Vote

      General

            The holders of Penns Woods Common Stock possess exclusive voting rights of Penns Woods. Each holder of Penns Woods Common Stock is entitled to one vote for each share owned of record. For general corporate action of the shareholders of Penns Woods, the affirmative vote of a majority of the votes cast at a meeting of shareholders is required for approval (abstentions with respect to any matter are not considered votes "cast" under Pennsylvania law).

            The holders of FNBSM Common Stock possess exclusive voting rights of FNBSM. Each holder of FNBSM Common Stock is entitled to one vote for each share owned of record. For general corporate action of the shareholders of FNBSM, the affirmative vote of a majority of the votes cast at a shareholders' meeting is required for approval unless otherwise provided by law or FNBSM's Articles of Association.

      Fundamental Changes

            Penns Woods' Articles of Incorporation require that a plan of merger, consolidation, liquidation, dissolution or any other action that would result in the sale or other disposition of all, or substantially all of the assets of Penns Woods must be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes which all shareholders are entitled to cast.

            FNBSM is subject to the provisions of the NBA which require the affirmative vote of shareholders entitled to cast at least two-thirds of the issued and outstanding shares of FNBSM Common Stock in order to approve certain mergers, conversions and consolidations.

      Amendment of Articles of Incorporation or Association

            Except for the provision of Penns Woods' Articles of Incorporation relating to the transfer of all or substantially all of the Penns Woods' assets which requires the affirmative vote of holders of two-thirds of Penns Woods Common Shares, the Articles of Incorporation may be amended by the affirmative vote of a majority of votes cast on the matter. Subject to the NBA, the Articles of Association of FNBSM may be amended by the affirmative vote of holders of the majority of FNBSM Common Shares.
  <PAGE 89>
Amendment of Bylaws

            The authority to amend or repeal Penns Woods' Bylaws is vested in Penns Woods' Board of Directors, subject always to the power of the shareholders of Penns Woods to change such action by the affirmative vote of shareholders holding at least a majority of Penns Woods' total voting power (except that any amendment to the indemnification and limitation of liability provisions set forth in the Bylaws shall require the approval of each affected director, officer and employee with respect to such individual.

            FNBSM's Bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Dissenters' Rights

            Under the Pennsylvania BCL, a shareholder of a corporation is generally entitled to receive payment of the fair value of such shareholder's shares if such shareholder duly exercises its dissenters' rights with respect to a plan of merger or consolidation, share exchange, asset transfer, division or conversion to which such corporation is a party, unless the shares are (i) listed on a national securities exchange or
(ii) held of record by more than 2,000 shareholders. The foregoing market exceptions do not apply,and dissenters' rights generally are available in respect of, (i) shares that are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares, (ii) shares of any preferred or special class unless the shareholders of the class are entitled to vote on the plan and such class vote is required for the adoption of the plan or to effectuate the transaction and (iii) shares which under the plan are treated differently from shares of the same class or series and which are not entitled to vote as a special class under Pennsylvania BCL Section 1906(c). The Pennsylvania BCL allows a corporation to provide dissenters' rights notwithstanding the statutory exceptions, but Penns Woods' Articles of Incorporation and Bylaws do not require such optional dissenters' rights. Under the Pennsylvania BCL, if a plan of merger or consolidation, share exchange, asset transfer, division or conversion is adopted by the directors only, without any shareholder approvals required, the shareholders have no statutory dissenters' rights in respect of the plan other than optional dissenters' rights, if any. Penns Woods' shareholders have no dissenters' rights with respect to the Merger.

            The NBA provides for dissenters' rights in connection with any merger. Any shareholder who perfects dissenters' rights under the NBA is entitled to receive "the value of the shares held by him" determined, as of the date of the meeting of shareholders to consider the transaction, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the dissenting shareholders entitled to receive the fair value of their shares; (2) one selected by the directors of the receiving association; and (3) one selected by the two so
<PAGE 90> selected.  The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five (5) days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of such dissenting shareholder. See "THE MERGER --Dissenters' Rights of Appraisal" and "ANNEX C -- Excerpts from National Bank Act relating to Dissenters' Rights."

Dividends

            Under the Pennsylvania BCL, a corporation may pay dividends unless, after giving effect thereto, (i) the corporation would be unable to pay its debts as they become due in the usual course of its business or (ii) the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

            Under the NBA, a national bank may pay dividends out of the undivided profits of the bank in such amounts as the board of directors shall determine, provided that the approval of the Comptroller is required if the total of all dividends declared by the bank in any calendar year shall exceed the total of its net income of that year combined with its retained net income of the preceding two years.

Preemptive Rights

      Holders of Penns Woods Common Stock are not entitled to preemptive rights. Holders of FNBSM Common Stock are entitled to preemptive rights.

                                  ADJOURNMENT

            In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Merger Agreement at the time of the Special Meeting, such proposal could not be approved unless the Special Meeting is adjourned in order to permit further solicitation of proxies. In order to allow proxies which have been received by FNBSM, at the time of the applicable Meeting to be voted for such adjournment, if necessary, FNBSM has submitted the question of adjournment under such circumstances to its shareholders as a separate matter for their consideration.

            The Board of Directors of FNBSM recommends that shareholders vote their proxies in favor of the Adjournment Proposal so that their proxies may be used for such purposes in the event it becomes necessary. Properly executed proxies will
<PAGE 91> be voted in favor of the Adjournment Proposal unless otherwise indicated thereon. If it is necessary to adjourn the Special Meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the Special Meeting.

                                    EXPERTS

            The consolidated financial statements of Penns Woods at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in Penns Woods'
Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Parente, Randolph, Orlando, Carey & Associates, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.
The financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

            The financial statements of FNBSM as of December 31, 1997 and for the year ended December 31, 1997 included in this Proxy Statement/Prospectus have been audited by Parente, Randolph, Orlando, Carey & Associates, independent public accountants, as indicated in their report with respect thereto appearing elsewhere herein, and are included in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

            The validity of the Penns Woods Common Stock to be issued in the Merger, certain federal income tax consequences of the Merger, and certain other legal matters relating to the Merger are being passed upon for Penns Woods by the law firm of Stevens & Lee, P.C., counsel to Penns Woods.

            Certain legal matters in connection with the Merger will be passed upon for FNBSM by Rhoads & Sinon LLP.

                                 OTHER MATTERS

            As of the date of this Proxy Statement/Prospectus, the Board of Directors of FNBSM knows of no matters which will be presented for consideration at the Special Meeting other than as set forth in this Proxy Statement/Prospectus. However, if any other matters shall properly come before the Special Meeting or any adjournments or postponements thereof and be voted upon, any proxy given pursuant to this solicitation will be voted in accordance with the judgment of the persons named in such proxy.

                    THE FIRST NATIONAL BANK OF SPRING MILLS
                             FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1997 AND 1996
                                      AND
                        SIX MONTHS ENDED JUNE 30, 1998

                                                            Page

Independent Auditors' Report .............................. F-2

Balance Sheets as of December 31, 1997 .................... F-3

Statements of Income For the Years Ended December 31,
1997 and December 31, 1996 ................................ F-4

Statements of Changes in Shareholders' Equity For the
Years Ended December 31, 1997 and December 31, 1996 ....... F-5

Statements of Cash Flows For the Years Ended
December 31, 1997 and December 31, 1996 ................... F-6

Notes to Financial Statements For the Years Ended
December 31, 1997 and December 31, 1996 ................... F-8

Balance Sheet as of June 30, 1998 and December 31, 1997.... F-18

Statements of Income For the Six Months Ended
June 30, 1998 and June 30, 1997 ........................... F-19

Statements of Cash Flows For the Six Months Ended
June 30, 1998 and June 30, 1997 ........................... F-20

Notes to Financial Statements For the Six Months Ended
June 30, 1998 and June 30, 1997 ........................... F-22
  PAGE F-1

                         INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors
The First National Bank of Spring Mills
Spring Mills, Pennsylvania:

            We have audited the accompanying balance sheet of The First National Bank of Spring Mills ("FNBSM") as of December 31, 1997 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of FNBSM's management. Our responsibility is to express an opinion on these financial statements based on our audit.

            We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNBSM as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                    /s/ Parente, Randolph, Orlando,
                                    Carey and Associates


Williamsport, Pennsylvania
September 24, 1998
  PAGE F-2

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                                 BALANCE SHEET
                                (IN THOUSANDS)

_____________________________________________________________________________________
                                                              December 31
                                                                 1997
_____________________________________________________________________________________
ASSETS:
  Cash and due from banks                                      $   468
  Interest-bearing deposits with banks                              99
  Securities available-for-sale                                 11,839
  Loans, net                                                    17,024
  Bank premises and equipment, net                                 755
  Accrued interest receivable                                      232
  Other assets                                                      65

     TOTAL                                                     $30,482

LIABILITIES:
  Interest-bearing deposits                                    $19,557
  Noninterest-bearing deposits                                   2,713

     Total deposits                                             22,270

  Dividend payable                                                  86
  Borrowed funds                                                 3,500
  Accrued interest payable                                         161
  Other liabilities                                                 48

     Total liabilities                                          26,065

SHAREHOLDERS' EQUITY:
  Common stock, par value $2;
    100,000 shares authorized;
    75,000 shares issued and outstanding                           150
  Additional paid-in capital                                       150
  Retained earnings                                              3,964
  Net unrealized gains on
     securities available-for-sale                                 153

          Total shareholders' equity                             4,417

          TOTAL                                                $30,482


                       See Notes to Financial Statements
  PAGE F-3

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                              STATEMENT OF INCOME
                FOR THE YEARS ENDED DECEMBER 31, 1997 (AUDITED)
                             AND 1996 (UNAUDITED)
                                (IN THOUSANDS)

______________________________________________________________________________
                                                                1997     1996
______________________________________________________________________________

INTEREST INCOME:
  Interest and fees on loans                                  $1,593   $1,384
  Interest and dividends on investments:
     Taxable interest                                            522      485
     Tax-exempt interest                                         163      165
     Dividends                                                     7        8
  Interest on deposits with banks                                 38       35

          Total interest income                                2,323    2,077

INTEREST EXPENSE:
  Interest on deposits                                           827      819
  Interest on borrowed funds                                     180       87

          Total interest expense                               1,007      906

NET INTEREST INCOME                                            1,316    1,171

PROVISION FOR LOAN LOSSES                                         54       32

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES            1,262    1,139

OTHER INCOME:
  Service charges                                                 45       36
  Securities gains (losses), net                                   2       (4)
  Gain on sale of bank premises                                    -       86
  Other operating income                                          34       32

          Total other income                                      81      150

OTHER EXPENSES:
  Salaries and employee benefits                                 441      394
  Occupancy expense                                               43       46
  Furniture and equipment expense                                129      123
  Other operating expenses                                       222      196

          Total other expenses                                   835      759

INCOME BEFORE INCOME TAX PROVISION                               508      530

INCOME TAX PROVISION                                             122      117

NET INCOME                                                    $  386   $  413


                       See Notes to Financial Statements
  PAGE F-4

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1997 (AUDITED)
                             AND 1996 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

______________________________________________________________________________________
                                                                  Unrealized
                                                                 Appreciation
                                                                (Depreciation)
                                                                     on        Total
                                             Additional           Securities  Share-
                              Common Stock     Paid-in  Retained  Available-  holders'
                             Shares   Amount   Capital  Earnings  For-Sale    Equity
______________________________________________________________________________________

Balance, December 31, 1995   75,000   $  150   $  150   $3,488     $149       $3,937

Net income                                                 413                   413

Dividends declared                                        (154)                 (154)

Net change in unrealized
appreciation (depreciation)  ______   ______   ______   ______      (19)         (19)

Balance, December 31, 1996   75,000      150      150    3,747      130        4,177

Net income                                                 386                   386

Dividends declared                                        (169)                 (169)

Net change in unrealized
appreciation (depreciation)  ______   ______   ______   ______       23           23

Balance, December 31, 1997   75,000   $  150   $  150   $3,964     $153       $4,417


                       See Notes to Financial Statements
  PAGE F-5

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                            STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1997 (AUDITED)
                             AND 1996 (UNAUDITED)
                                (IN THOUSANDS)

_______________________________________________________________________________
                                                              1997        1996
_______________________________________________________________________________

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $   386     $   413
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                77          84
    Provision for loan losses                                   54          32
    Deferred income taxes                                       (2)          1
    Amortization of investment security premiums                12          15
    Accretion of investment security discounts                  (7)         (5)
    Securities (gains) losses, net                              (2)          4
    Gain on sale of bank premises                                -         (86)
    Increase in all other assets                                (8)        (37)
    (Decrease) increase in all other liabilities               (17)         42

        Net cash provided by operating activities              493         463

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease in interest-bearing deposits with banks            -         190
 Purchase of securities available-for-sale                  (3,800)     (3,183)
 Proceeds from sale of securities available-for-sale           219         517
 Proceeds from maturities of securities available-for-sale   2,352       1,338
 Net increase in loans                                      (1,575)     (2,608)
 Proceeds from sale of bank premises                             -         132
 Acquisition of bank premises and equipment                    (37)        (35)

         Net cash used in investing activities              (2,841)     (3,649)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                     930       2,274
  Net increase in short-term borrowings                        750           -
  Proceeds from long-term borrowings                         1,500       1,000
  Repayment of long-term borrowings                         (1,000)          -
  Dividends paid                                              (162)       (146)

          Net cash provided by financing activities          2,018       3,128

NET DECREASE IN CASH AND CASH EQUIVALENTS                     (330)        (58)

CASH AND CASH EQUIVALENTS, BEGINNING                           798         856

CASH AND CASH EQUIVALENTS, ENDING                          $   468     $   798

  PAGE F-6

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      The Bank paid approximately $988,000 and $896,000 in interest on deposits and other borrowings during 1997 and 1996, respectively.

      The Bank made income tax payments of approximately $162,000 and $83,000 during 1997 and 1996, respectively.

                       See Notes to Financial Statements
  PAGE F-7

                    THE FIRST NATIONAL BANK OF SPRING MILLS
                    NOTES TO FINANCIAL STATEMENTS FOR YEARS
                 ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996
_________________________________________________________________

NOTE A Nature of operations and summary of significant accounting policies

      Nature of Business

      The First National Bank of Spring Mills ("FNBSM") provides a full range of banking services to individual and business customers through its office located in Spring Mills, Pennsylvania. FNBSM is subject to competition from other financial institutions. It is also subject to regulations by certain federal agencies and undergoes periodic examination by those regulatory authorities.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Securities Available-for-Sale

      Securities available-for-sale include bonds, notes, debentures, and certain equity securities. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of shareholders' equity until realized. Also included in securities available-for-sale are restricted equity securities, primarily stock of the Federal Home Loan Bank of Pittsburgh, which are carried at cost and evaluated for impairment.

      Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are included in earnings as realized losses.

      Gains and losses on the sale of all securities are determined using the specific-identification method.

      Premiums and discounts are recognized in interest income using the interest method over the estimated life of each security.
  <PAGE F-8>
      The fair value of investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

      Loans

      Loans are stated at the principal amount outstanding, net of unamortized loan fees and costs, and the allowance for loan losses. Loans are placed on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest.

      FNBSM recognizes nonrefundable loan origination fees and certain direct loan origination costs over the life of the related loans as an adjustment of loan yield using the interest method.

      The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on FNBSM's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

      Bank Premises and Equipment

      Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets. Costs incurred for routine maintenance and repairs are expensed currently.

      Income Taxes

      Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
  <PAGE F-9>
      Cash Flows

      FNBSM utilizes the net reporting of cash receipts and cash payments for deposit and lending activities. FNBSM considers amounts due from banks, if purchased with a maturity of three months or less, and federal funds sold, to be cash equivalents.


NOTE B  Cash and Due From Banks

      Banks are required to maintain reserves consisting of vault cash and deposit balances with the Federal Reserve Bank in their district. The reserves are based on deposit levels during the year and account activity and other services provided by the Federal Reserve Bank. Average daily currency, coin and cash balances with the Federal Reserve Bank needed to cover reserves against deposits for 1997 ranged from $14,000 to $45,000. For 1996, these balances ranged from $23,000 to $44,000. Average daily cash balances with the Federal Reserve Bank required to cover services provided to FNBSM amounted to $75,000 throughout 1997 and 1996. Total balances restricted at December 31, 1997 were $120,000.


NOTE C  Securities Available-For-Sale

      The amortized cost of securities available-for-sale and their approximate fair values at December 31, 1997 were as follows (in thousands):

                                  Amortized    Unrealized   Unrealized     Fair
                                    Cost         Gains        Losses       Value

  U.S. government and
    agency securities             $  5,931      $  86         $  1       $  6,016
  State and municipal securities     3,459         92            -          3,551
  Other  debt securities             2,005         65           11          2,059
  Restricted equity securities         213          -            -            213

                                  $ 11,608      $ 243         $ 12       $ 11,839


      The amortized cost and fair value of debt securities at December 31, 1997, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
  <PAGE F-10>

                                              Amortized     Fair
                                                 Cost       Value
        Due in one year or less               $  1,881     $  1,922
        Due from one year to five years            700          730
        Due from five to ten years               4,122        4,226
        Due after ten years                      4,692        4,748

                                              $ 11,395     $ 11,626

      Gross realized gains on sales of securities available-for-sale amounted to approximately $2,000 in 1997. Gross realized gains on sales of securities available-for-sale amounted to approximately $1,000, and gross realized losses totaled approximately $5,000, in 1996.

      Investment securities with a carrying value of $100,000 at December 31, 1997 were pledged to secure certain deposits.

      There is no concentration of investments that exceeds 10% of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. government, as of December 31, 1997.

NOTE D  Loans

      Major loan classifications are summarized as of December 31, 1997 as follows (in thousands):

                                   Past Due  Past Due
                                   30 to 90  90 Days    Non-
                        Current      Days     or More  Accrual     Total
   Real estate loans - $ 14,042      $  -     $  -     $  -       $ 14,042
     mortgage
   Real estate loans -      219          -        -         -          219
     construction
   Commercial and
     industrial loans     1,020         13       11                  1,044
   Consumer and all
     other loans          1,967         34       10         -        2,011

   Gross loans         $ 17,248       $ 47     $ 21      $  -       17,316


     Less:
        Unamortized loan fees/costs                                    127
        Allowance for loan losses                                      165

   Loans, net                                                     $ 17,024


      The amount of FNBSM's impaired loans was insignificant in 1997 and 1996.
  <PAGE F-11>
      Transactions in the allowance for loan losses are summarized as follows (in thousands):

                                                  Year Ended
                                                 December 31,

                                                 1997     1996

   Balance, beginning of year                   $ 140    $ 120
   Provision charged to operations                 54       32
   Loans charged off                              (32)     (14)
   Recoveries                                       3        2

   Balance, end of year                         $ 165    $ 140

      FNBSM has no concentration of loans to borrowers engaged in similar businesses or activities which exceed 5% of total assets at December 31, 1997.

      FNBSM grants residential, consumer, commercial and industrial loans to customers in or near Spring
      Mills,Pennsylvania. A substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

NOTE E  Bank premises and equipment

      Bank premises and equipment as of December 31, 1997 are summarized as follows (in thousands):

         Land                          $    55
         Bank premises                     650
         Furniture and equipment           612

             Total                       1,317

        Less accumulated depreciation      562

             Net                       $   755


NOTE F  Deposits

      Time deposits of $100,000 or more totaled approximately $1,547,000 on December 31, 1997. Interest expense related to such deposits was approximately $71,000 in 1997 and $51,000 in 1996. Time deposits at December 31, 1997 mature as follows: 1998 - $7,393,000, 1999 - $1,984,000, 2000 -
      $1,112,000, 2001 - $1,092,000, 2002 - $1,016,000, thereafter
      - $201,000.
  <PAGE F-12>
NOTE G  Borrowed funds

      At December 31, 1997, borrowed funds consisted of the following (in thousands):

        Advances from Federal Home Loan Bank of
          Pittsburgh under the "Repo-Plus" overnight
          credit program                                  $   750

        Other loans from Federal Home Loan  Bank of
          Pittsburgh:
            Fixed rate at 5.21%, maturity
              October 30, 2000                                500
            Variable rate at 5.96% maturity
              February 14, 2002, putable quarterly            500
            Variable rate at 5.48%, maturity
              February 14, 2002, putable quarterly            500
            Fixed rate at 6.92%, maturity
              October 17, 2011                                500
            Fixed rate at 6.92%, maturity May 26, 2015        750

              Total                                       $ 3,500

      Borrowed funds are secured by Federal Home Loan Bank stock, mortgage-backed securities issued by U.S. Government agencies and first mortgage loans under a blanket floating-lien agreement.

      The maximum amount of advances outstanding under the Repo Plus program in 1997 and 1996 amounted to $750,000 and $250,000, respectively. The weighted average interest rate on such borrowings was 5.73% in 1997 and 5.31% in 1996.

NOTE H  Income taxes

      The following temporary differences gave rise to the net deferred tax liability at December 31, 1997 (in thousands):

        Deferred tax asset:
          Allowance for loan losses                        $  34
          Loan fees and costs                                  1

             Total                                            35

        Deferred tax liability:
          Bond accretion                                     (12)
          Unrealized gains on
            available-for-sale securities                    (79)

             Total                                           (91)

        Deferred tax liability, net                        $ (56)

      The provision for income taxes is comprised of the following (in thousands): <PAGE F-13>

                                                 1997     1996

        Currently payable                       $ 124    $ 116
        Deferred (benefit) provision               (2)       1

             Total provision                    $ 122    $ 117

      A reconciliation between the expected income tax and rate and the effective income tax and rate on income before income tax provision follows (in thousands):

                                          1997            1996
                                       AMOUNT  %       AMOUNT  %

        Provision at expected rate $ 173 34.0% $ 180 34.0% Increase (decrease) in tax resulting from:
            Tax-exempt income          (52) (10.0)    (54) (10.2)
            Other, net                   1      -      (9)  (1.7)
        Effective income tax
          and rates                  $ 122   24.0%  $ 117   22.1%

NOTE I  Employee Benefit Plan

      FNBSM provides a noncontributory, defined contribution plan that covers all employees meeting certain age and length of service requirements. FNBSM's contributions to the plan are determined based on participants' compensation. Pension expense in 1997 and 1996 amounted to approximately $48,000 and $50,000, respectively.

NOTE J  Related Party Transactions

      Certain directors and executive officers of FNBSM, including their immediate families and companies in which they are principal owners (more than 10%), are indebted to FNBSM. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

      A summary of loan activity with executive officers, directors, stockholders and associates of such persons is listed below (in thousands):
  <PAGE F-14>

            Beginning                                    Other     Ending
      Year   Balance   Additions  Payments  Charge-Offs  Changes   Balance
      1997    $ 392       $ 13      $ 163     $   -        $  -      $ 242
      1996    $ 398       $ 47      $  53     $   -        $  -      $ 392


NOTE K  Off-Balance-Sheet Risk

      FNBSM is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet.
      The contract amounts of these instruments express the extent of involvement FNBSM has in particular classes of financial instruments.

      FNBSM's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. FNBSM uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      FNBSM may require collateral or other security to support financial instruments with off-balance-sheet credit risk.

      As of December 31, 1997, financial instruments whose contract amounts represent credit risk are as follows (in thousands):

        Commitments to extend credit            $ 1,123
        Standby letters of credit               $    10

      Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. FNBSM evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by FNBSM, on extension of credit is based on management's credit assessment of the counterparty.

      Standby letters of credit are conditional commitments issued by FNBSM guaranteeing performance by a customer to a third
      <PAGE F-15> party.  Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE L  Regulatory Matters

      FNBSM is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on FNBSM's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FNBSM must meet specific capital guidelines that involve quantitative measures of FNBSM's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. FNBSM's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require FNBSM to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that FNBSM meets all capital adequacy requirements to which it is subject.

      To be categorized as adequately capitalized a bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.

      FNBSM's actual capital amounts and ratios as of December 31, 1997 are also presented in the following table (in thousands).
  <PAGE F-16>

                                                                    To Be Well
                                                                   Capitalized
                                                                   Under Prompt
                                                For Capital     Corrective Action
                               Actual        Adequacy Purposes      Provisions

                           Amount    Ratio    Amount    Ratio   Amount    Ratio
Total Capital
(to Risk Weighted Assets)  $ 4,429   24.8%    $ 1,430   8.0%   $ 1,788    10.0%

Tier I Capital
(to Risk Weighted Assets)  $ 4,264   23.9%    $   715   4.0%   $ 1,073     6.0%

Tier I Capital
(to Average Assets)        $ 4,264   14.2%    $ 1,200   4.0%   $ 1,500     5.0%


      Banking regulations limit the amount of dividends that may be paid by FNBSM without regulatory approval. Retained earnings against which dividends may be paid in 1998 without prior approval of the banking regulators amounts to approximately $476,000, plus 1998 net income, subject to minimum capital ratio requirements noted above.

NOTE M  Subsequent events

      On July 22, 1998, FNBSM entered into an agreement to merge with Penns Woods Bancorp, Inc. ("Penns Woods"), subject to stockholder and regulatory approval. The agreement calls for Penns Woods to exchange approximately 262,500 shares of its common stock for all of FNBSM's outstanding common stock.

      In 1998, FNBSM purchased and renovated a facility in Centre
      Hall, Pennsylvania, at a total cost of approximately
      $83,000.  Branch operations began at this location in May
      1998.
  PAGE F-17

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                                 BALANCE SHEET
                                (IN THOUSANDS)

__________________________________________________________________________________
                                                  June 30,    December 31,
                                                   1998         1997
                                                (Unaudited)   (See Note)
__________________________________________________________________________________

ASSETS:
  Cash and due from banks                       $ 1,298       $    468
  Interest-bearing deposits with banks                -             99
  Securities available-for-sale                  10,157         11,839
  Loans, net                                     19,372         17,024
  Bank premises and equipment, net                  824            755
  Other assets                                      283            297

     TOTAL                                      $31,934        $30,482

LIABILITIES:
  Interest-bearing deposits                     $20,940        $19,557
  Noninterest-bearing deposits                    3,346          2,713

     Total deposits                              24,286         22,270

  Borrowed funds                                  2,778          3,500
  Other liabilities                                 334            295

     Total liabilities                           27,398         26,065

SHAREHOLDERS' EQUITY:
  Common stock, par value $2;
       100,000 shares authorized;
    75,000 shares issued and outstanding            150            150
  Additional paid-in capital                        150            150
  Retained earnings                               4,110          3,964
  Accumulated other comprehensive income,
    Net unrealized gains on
       securities available-for-sale                126            153

          Total shareholders' equity              4,536          4,417

          TOTAL                                 $31,934        $30,482


NOTE 1: The balance sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements.

                       See Notes to Financial Statements
  PAGE F-18

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                              STATEMENT OF INCOME
          FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
                                (IN THOUSANDS)

______________________________________________________________________________
                                                            June 30,  June 30,
                                                              1998      1997
______________________________________________________________________________

INTEREST INCOME:
  Interest and fees on loans                                  $  898    $  773
  Interest and dividends on investments:
    Taxable interest                                             242       262
    Tax-exempt interest                                           87        77
    Dividends                                                      6         5
  Interest on deposits with banks                                 14        16

          Total interest income                                1,247     1,133

INTEREST EXPENSE:
  Interest on deposits                                           445       403
  Interest on borrowed funds                                      83        90

          Total interest expense                                 528       493

NET INTEREST INCOME                                              719       640

PROVISION FOR LOAN LOSSES                                          5        11

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES              714       629

OTHER INCOME:
  Service charges                                                 25        23
  Other operating income                                          23        20

          Total other income                                      48        43

OTHER EXPENSES:
  Salaries and employee benefits                                 253       212
  Occupancy expense                                               31        22
  Furniture and equipment expense                                 74        55
  Other operating expenses                                       106        97

          Total other expenses                                   464       386

INCOME BEFORE INCOME TAX PROVISION                               298       286

INCOME TAX PROVISION                                              62        71

NET INCOME                                                     $ 236     $ 215


                       See Notes to Financial Statements
  PAGE F-19

                    THE FIRST NATIONAL BANK OF SPRING MILLS

                            STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1998
                             AND 1997 (UNAUDITED)
                                (IN THOUSANDS)

_______________________________________________________________________________
                                                           June 30,    June 30,
                                                             1998        1997
_______________________________________________________________________________


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $  236      $   215
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Depreciation                                               35           37
    Provision for loan losses                                   5           11
    Amortization of investment security premiums                9            5
    Accretion of investment security discounts                 (5)          (3)
    Decrease (increase) in all other assets                    14           (6)
    Increase in all other liabilities                          49           27

          Net cash provided by operating activities           343          286

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease in interest-bearing deposits with banks         99            -
  Purchase of securities available-for-sale                (1,010)        (546)
  Proceeds from maturities of
      securities available-for-sale                         2,647          854
  Net increase in loans                                    (2,353)        (814)
  Acquisition of bank premises and equipment                 (104)           -

          Net cash used in investing activities              (721)        (506)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                  2,016           10
  Net decrease in short-term borrowings                      (750)           -
  Proceeds from long-term borrowings                        1,028        1,004
  Repayment of long-term borrowings                        (1,000)        (500)
  Dividends paid                                              (86)         (83)

          Net cash provided by financing activities         1,208          431

NET INCREASE IN CASH AND CASH EQUIVALENTS                     830          211

CASH AND CASH EQUIVALENTS, BEGINNING                          468          798

CASH AND CASH EQUIVALENTS, ENDING                         $ 1,298       $1,009


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

FNBSM paid approximately $509,000 and $490,000 in interest on deposits and other borrowings during the six-month periods ended June 30, 1998 and 1997, respectively.
  <PAGE F-20>
FNBSM made income tax payments of approximately $51,000 and $99,000 during the six-month period ends June 30, 1998 and 1997, respectively.

                       See Notes to Financial Statements
  PAGE F-21

                    THE FIRST NATIONAL BANK OF SPRING MILLS
                     NOTES TO FINANCIAL STATEMENTS FOR THE
               SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997
                                  (UNAUDITED)
_________________________________________________________________

NOTE A  BASIS OF PRESENTATION

      The accompanying unaudited financial statements for the interim periods do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. However, in the opinion of management, all of the adjustments necessary for a fair presentation of the financial results of the interim periods have been included. Operating results for the six-month period ended June 30, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the annual financial statements and footnotes thereto for the year ended December 31, 1997, which are located elsewhere in this report.

NOTE B COMPREHENSIVE INCOME

      In accordance with Statement of Financial Accounting Standards No. 130, in 1998, FNBSM is required to report "Comprehensive Income." The purpose of reporting comprehensive income is to report a measure of all of the changes in FNBSM's equity other than changes resulting from transactions with shareholders in their capacity as shareholders. For FNBSM, comprehensive income includes traditional income statement amounts as well as unrealized gains and losses on securities available-for-sale. Comprehensive income for the six-month periods ended June 30, 1998 and 1997 is determined as follow (in thousands):

                                          1998     1997

Net income                                $236     $215

Other comprehensive income (loss):
  Unrealized holding gains (losses)
   arising during the period               (41)       5
 Income tax (provision) benefit
   related to other comprehensive
   income (loss)                            14       (2)

Other comprehensive income (loss)          (27)       3

Comprehensive income                      $209     $218
  <PAGE F-22>
NOTE B  SUBSEQUENT EVENT

      On July 22, 1998, FNBSM entered into an agreement to merge with Penns Woods Bancorp, Inc., subject to stockholder and regulatory approval. The agreement calls for Penns Woods to exchange approximately 262,500 shares of its common stock for all of FNBSM's outstanding common stock.
  PAGE F-23

                                                          ANNEX A




                              AGREEMENT OF MERGER


                                    between


                           PENNS WOODS BANCORP, INC.


                                      and


                    THE FIRST NATIONAL BANK OF SPRING MILLS


                                 July 22, 1998
  PAGE A-1

                                   AGREEMENT

            THIS AGREEMENT OF MERGER, dated as of July 22, 1998, is made by and between PENNS WOODS BANCORP, INC. ("Penns Woods"), a Pennsylvania corporation, having its principal place of business in Jersey Shore, Pennsylvania, and FIRST NATIONAL BANK OF SPRING MILLS ("FNBSM"), a national banking association, having its principal place of business in Spring Mills, Pennsylvania.

                                  BACKGROUND

            1. Penns Woods and FNBSM desire for FNBSM to merge with and into JERSEY SHORE STATE BANK, a Pennsylvania banking institution and a wholly owned subsidiary of Penns Woods ("JSSB"), with JSSB surviving such merger, in accordance with the applicable laws of the Commonwealth of Pennsylvania and the United States of America, and in accordance with the plan of merger attached hereto as Exhibit 1.

            2. At or prior to the execution and delivery of this Agreement, certain directors, officers, and affiliates of FNBSM have executed in favor of Penns Woods, a Letter Agreement dated
July 22, 1998, in the form attached hereto as Exhibit 2.

            3. Penns Woods and FNBSM desire to provide the terms and conditions governing the transactions contemplated herein.

                                   AGREEMENT

            NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

                                   ARTICLE I
                                  THE MERGERS

            Section 1.01 Definitions. As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                  Affiliate means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

                  Agreement means this agreement, and any amendment or supplement hereto.
  <PAGE A-2>
                  Applications means the applications for regulatory approval which are required by the transactions contemplated hereby.

                  Articles of Merger means the articles of merger to be executed by JSSB and FNBSM and to be filed in the PDB, in accordance with the laws of the Commonwealth of Pennsylvania.

                  Plan of Merger means the plan of merger between JSSB and FNBSM attached hereto as Exhibit 1.

                  BCL means the Pennsylvania Business Corporation
      Law of 1988, as amended.

                  BHC Act means the Bank Holding Company Act of
      1956, as amended.

                  Closing Date means the date specified by the parties within five (5) business days after satisfaction or waiver (subject to applicable law) of the conditions
      (excluding conditions that, by their terms cannot be satisfied until the Closing Date) set forth in Article V, or such other date as Penns Woods and FNBSM shall agree.

                  Dissenting FNBSM Shares has the meaning given to that term in Section 1.02(e)(iii).

                  Effective Date means the date upon which the Articles of Merger shall be filed in the PDB and the PDS, and shall be the same as the Closing Date.

                  Employee Benefit Plans has the meaning given to that term in Section 2.12 of this Agreement.

                  Environmental Law means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

                  ERISA means the Employee Retirement Income
      Security Act of 1974, as amended.
  <PAGE A-3>
                  Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

                  Exchange Ratio has the meaning given to that term in Section 1.02(e)(ii) of this Agreement.

                  FDIA means the Federal Deposit Insurance Act, as amended.

                  FDIC means the Federal Deposit Insurance
      Corporation.

                  FNBSM Benefits Schedule has the meaning given to that term in Section 2.18 of this Agreement.

                  FNBSM Common Stock means the common stock of FNBSM described in Section 2.02(a).

                  FNBSM Disclosure Schedule means a disclosure schedule delivered by FNBSM to Penns Woods pursuant to
      Article II of this Agreement.

                  FNBSM Financials means (i) the audited
      consolidated financial statements of FNBSM as of December 31, 1997 and for the three years ended December 31, 1997, including the notes thereto, (ii) the unaudited interim consolidated financial statements of FNBSM as of and for each calendar quarter thereafter.

                  FNBSM Regulatory Reports means the Reports of
      Condition and Income of FNBSM and accompanying schedules for each calendar quarter, beginning with the quarter ended
      December 31, 1996 through the Closing Date.

                  FNBSM Subsidiaries means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by FNBSM, except any corporation the stock of which is held in the ordinary course of the lending activities of FNBSM.

                  FRB means the Federal Reserve Board.

                  GAAP means generally accepted accounting principles as in effect at the relevant date.

                  IRC means the Internal Revenue Code of 1986, as amended.

                  IRS means the Internal Revenue Service.

                  Material Adverse Effect shall mean, with respect to Penns Woods or FNBSM, any adverse effect on its assets, financial condition or operations which is material to its assets, financial condition or results of operations on a
      <PAGE A-4> consolidated basis, except for any material
      adverse effect caused by (i) any change in the value of the respective investment portfolios of Penns Woods or FNBSM resulting from a change in interest rates generally or
      (ii) any change occurring after the date hereof in any federal or state law, rule or regulation or in GAAP, which change affects banking institutions generally, including any changes affecting the Bank Insurance Fund or the Savings Association Insurance Fund.

                  Merger means the merger of FNBSM with and into JSSB, with JSSB surviving such merger, contemplated by this Agreement and the Plan of Merger.

                  NBA means the National Bank Act.

                  OCC means the Office of the Comptroller of the Currency.

                  PDB means the Department of Banking of the Commonwealth of Pennsylvania.

                  PDS means the Department of State of the Commonwealth of Pennsylvania.

                  Penns Woods Benefits Schedule has the meaning given to that term in Section 3.19 of this Agreement.

                  Penns Woods Common Stock has the meaning given to that term in Section 3.02(a) of this Agreement.

                  Penns Woods Disclosure Schedule means a disclosure schedule delivered by Penns Woods to FNBSM pursuant to
      Article III of this Agreement.

                  Penns Woods Financials means (i) the audited consolidated financial statements of Penns Woods as of December 31, 1997 and for the three years ended December 31, 1997, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Penns Woods as of each calendar quarter thereafter included in Securities Documents filed by Penns Woods.

                  Penns Woods Market Price means, as of any date, the average of the closing sale prices (or if unavailable for any day, the mean between the high bid and low asked prices for such day) of a share of Penns Woods Common Stock, as reported by the OTC Bulletin Board or, if not so reported, by an independent source in the over-the-counter market, for each of the twenty (20) consecutive trading days commencing twenty-one (21) trading days prior to the date of determination.

                  Penns Woods Regulatory Reports means the Annual Reports of Penns Woods on Form FRY-6 and any Current Report
      <PAGE A-5> of Penns Woods on Form FRY-6A filed with the FRB from December 31, 1996 through the Closing Date and the Reports of Condition and Income of JSSB and accompanying schedules for each calendar quarter, beginning with the quarter ended December 31, 1996 through the Closing Date.

                  Penns Woods Subsidiaries means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by Penns Woods, except any corporation the stock of which is held in the ordinary course of the lending activities of JSSB.

                  Person means any individual, corporation, partnership, joint venture, association, trust or "group"
      (as that term is defined under the Exchange Act).

                  Plan of Merger means the plan of merger between JSSB and FNBSM attached hereto as Exhibit 1.

                  Prospectus/Proxy Statement means the
      prospectus/proxy statement, together with any supplements thereto, to be transmitted to holders of FNBSM Common Stock in connection with the transactions contemplated by this Agreement.

                  Registration Statement means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the Penns Woods Common Stock to be issued in connection with the transactions contemplated by this Agreement.

                  Regulatory Agreement has the meaning given to that term in Section 2.11 of this Agreement.

                  Regulatory Authority means any banking agency or department of any federal or state government, including without limitation, the FDIC, the OCC, the FRB, the PDB, or the respective staffs thereof.

                  Rights means warrants, options, rights,
      convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

                  SEC means the Securities and Exchange Commission.

                  Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

                  Securities Documents means all registration statements, schedules, statements, forms, reports, proxy material, and other documents required to be filed under the Securities Laws.
  <PAGE A-6>
                  Securities Laws means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

                  Subsidiary means any corporation or other entity, 50% or more of the capital stock or ownership interests of which are owned, either directly or indirectly, by another entity, except any corporation or other entity the capital stock or ownership interests of which are held in the ordinary course of the lending activities of a bank.

            Section 1.02  The Merger.

                  (a) Closing. The closing will take place at 10:00 a.m. on the Closing Date at the offices of Stevens & Lee, 111 North Sixth Street, Reading, Pennsylvania, unless another time and place are agreed to by the parties hereto; provided, in any case, that all conditions to closing set forth in Article V have been satisfied or waived at or prior to the Closing Date.
On the Closing Date, Penns Woods and FNBSM shall cause the Articles of Merger to be duly executed and to be filed in the PDB and the PDS.

                  (b)   The Merger.  Subject to the terms and
conditions of this Agreement, on the Effective Date: FNBSM shall merge with and into JSSB; the separate existence of FNBSM shall cease; JSSB shall be the surviving corporation in the Merger; and all of the property (real, personal and mixed), rights, powers and duties and obligations of FNBSM shall be taken and deemed to be transferred to and vested in JSSB, as the surviving corporation in the Merger, without further act or deed; all debts, liabilities and duties of each of FNBSM and JSSB shall thereafter be the responsibility of JSSB as the surviving corporation; all in accordance with the applicable laws of the Commonwealth of Pennsylvania and the United States of America.

                  (c) JSSB's Articles of Incorporation and Bylaws. On and after the Effective Date, the articles of incorporation and the bylaws of JSSB, as the surviving corporation in the Merger, shall continue to be the articles of incorporation and bylaws of JSSB, until thereafter altered, amended or repealed.

                  (d)   Board of Directors and Officers of Penns
Woods and JSSB.

                        (i)  On the Effective Date, the Board of
Directors of Penns Woods shall take such actions as may be necessary to cause the Board of Directors of Penns Woods to consist of (i) those persons holding such office immediately prior to the Effective Date and (ii) William H. Rockey (to be elected as a Class 1 director to serve until 2001). Penns Woods agrees to cause William H. Rockey to be nominated for re-election to the Board of Directors of Penns Woods at the annual meeting of shareholders of Penns Woods to be held in 2001.
  <PAGE A-7>
                        (ii)  On the Effective Date, the officers of
Penns Woods duly elected and holding office immediately prior to the Effective Date shall continue to be the officers of Penns
Woods. On the Effective Date, William H. Rockey shall be elected as a Senior Vice President of Penns Woods, and Rickey B. Brooks shall be elected as a Vice President of Penns Woods.

                        (iii)  On the Effective Date, the directors
of JSSB as the surviving institution in the Merger shall consist of (i) those persons holding such office immediately prior to the Effective Date and (ii) Penns Woods agrees to cause William H. Rockey to be elected to the Board of Directors of JSSB at any annual or special meeting of the sole shareholder of JSSB held during the time that he is serving as director of Penns Woods.

                        (iv)  On the Effective Date, the officers of
JSSB duly elected and holding office immediately prior to such effective date shall be the officers of JSSB, as the surviving corporation in the Merger, and Penns Woods shall cause William H. Rockey to be elected as a Senior Vice President of JSSB and Rickey B. Brooks to be elected as a Vice President of JSSB.

                        (v) On the Effective Date, Penns Woods shall establish, and shall maintain for a period of two years after the Effective Date, the FNBSM Advisory Board (the "Advisory Board"). During the first year following the Effective Date, the Advisory Board shall consist of all members of the FNBSM Board of Directors immediately prior to the Effective Date. During the second year following the Effective Date, the Advisory Board shall consist of any of such former members of the FNBSM Board of Directors who have not attained the mandatory retirement age of 70 prior to the commencement of such year. Each member of the Advisory Board shall be paid $150 for each monthly meeting of the Advisory Board actually attended. After the second year following the Effective Date, the Advisory Board may be maintained at the discretion of Penns Woods.

                  (e)   Conversion of Shares.

                        (i)   Penns Woods Common Stock.

                              DMS   Each share of Penns Woods Common
      Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as an identical share of Penns Woods Common Stock. Shares of Penns Woods Common Stock owned by FNBSM (other than shares held in trust, managed, custodial or nominee accounts and the like that in any such case are beneficially owned by third parties (any such shares, "trust account shares") and shares acquired in respect of debts previously contracted (any such shares, "DPC shares")) shall become treasury stock of Penns Woods.

                              (B)   Each share of Penns Woods Common
      Stock issued and held in the treasury of Penns Woods as of
      <PAGE A-8> the Effective Date, if any, shall, on and after the Effective Date, continue to be issued and held in the treasury of Penns Woods.

                        (ii)  FNBSM Common Stock.

                              (A)    Subject to the provisions of
      Section 1.02(e)(iii) hereof with respect to dissenting shares, each share of FNBSM Common Stock issued and outstanding immediately prior to the Effective Date (other than shares then owned by Penns Woods, if any) shall, on the Effective Date, by reason of the Merger and without any action on the part of the holder thereof, be converted into and become 3.5 shares of Penns Woods Common Stock (subject to possible adjustment as set forth in Section 1.02(g), the "Exchange Ratio").

                              (B)   Each share of FNBSM Common Stock
      (other than trust account shares or DPC shares) owned by Penns Woods or a Penns Woods Subsidiary on the Effective
      Date, if any, shall be cancelled.

                              (C)   Each share of FNBSM Common Stock
      issued and held in the treasury of FNBSM or owned by FNBSM or any FNBSM Subsidiary (other than trust account shares or DPC shares) as of the Effective Date, if any, shall be cancelled, and no cash, stock or other property shall be delivered in exchange therefor.

                              (D)   No fraction of a whole share of
      Penns Woods Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger. Any former holder of FNBSM Common Stock who would otherwise be entitled to receive a fraction of a share of Penns Woods Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction of a share multiplied by the Penns Woods Market Price determined as of the Effective
      Date.

                        (iii)  Dissenting Shareholders of FNBSM.  If
      there are holders of FNBSM Common Stock who dissent from the Merger and exercise and perfect the right to obtain valuation of and payment for their shares ("Dissenting FNBSM Shares") pursuant to the NBA, the following provisions will govern payments to be made in respect of Dissenting FNBSM
      Shares:

                              (A)    all payments in respect of
      Dissenting FNBSM Shares, if any, will be made directly by Penns Woods or by JSSB, as the surviving corporation in the Merger; and

                              (B)   Dissenting FNBSM Shares, if any,
      will be deemed to have been retired and cancelled immediately prior to the Merger, with the effect that no
      <PAGE A-9> conversion thereof will occur pursuant to Section
      1.02(e)(ii) hereof.

                  DMS   Surrender and Exchange of FNBSM Stock
Certificates.

                        (i)  Exchange of Certificates.  Each holder
      of shares of FNBSM Common Stock, other than holders of Dissenting FNBSM Shares, who surrenders to Penns Woods (or its agent) the certificate or certificates representing such shares will be entitled to receive, as soon as practicable after the Effective Date, in exchange therefor a certificate or certificates for the number of whole shares of Penns
      Woods Common Stock into which such holder's shares of FNBSM Common Stock have been converted pursuant to the Merger, together with a check for cash in lieu of any fractional share in accordance with Section 1.02(e)(ii)(D) hereof.

                        (ii) Rights Evidenced by Certificates. Each certificate for shares of Penns Woods Common Stock issued in exchange for certificates for FNBSM Common Stock pursuant to
      Section 1.02(f)(i) hereof will be dated the Effective Date and be entitled to dividends and all other rights and privileges pertaining to such shares of stock from and after the Effective Date. Until surrendered, each certificate theretofore evidencing shares of FNBSM Common Stock will, from and after the Effective Date, evidence solely the right to receive certificates for shares of Penns Woods Common
      Stock pursuant to Section 1.02(f)(i) hereof and a check for cash in lieu of any fractional share in accordance with
      Section 1.02(e)(ii)(D) hereof. If certificates for shares of FNBSM Common Stock are exchanged for Penns Woods Common Stock at a date following one or more record dates for the payment of dividends or of any other distribution on the shares of Penns Woods Common Stock, Penns Woods will pay cash in an amount equal to dividends theretofore payable on such Penns Woods Common Stock and pay or deliver any other distribution to which holders of shares of Penns Woods
      Common Stock have theretofore become entitled. No interest will accrue or be payable in respect of dividends or cash otherwise payable under this Section 1.02(f) upon surrender of certificates for shares of Penns Woods Common Stock. Notwithstanding the foregoing, no party hereto will be liable to any holder of Penns Woods Common Stock for any amount paid upon advice of legal counsel and in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law. Until such time as certificates for shares of FNBSM Common Stock are surrendered by a FNBSM shareholder to Penns Woods for exchange, Penns Woods shall have the right to withhold dividends or any other distributions on the shares of Penns Woods Common Stock issuable to such shareholder.

                        (iii) Exchange Procedures. Each certificate for shares of FNBSM Common Stock delivered for exchange
      <PAGE A-10> under this Section 1.02(f) must be endorsed in blank by the registered holder thereof or be accompanied by a power of attorney to transfer such shares endorsed in blank by such holder. If more than one certificate is surrendered at one time and in one transmittal package for the same shareholder account, the number of whole shares of Penns Woods Common Stock for which certificates will be issued pursuant to this Section 1.02(f) will be computed on the basis of the aggregate number of shares represented by the certificates so surrendered. If shares of Penns Woods Common Stock or payments of cash are to be issued or made to a person other than the one in whose name the surrendered certificate is registered, the certificate so surrendered must be properly endorsed in blank, with signature(s) guaranteed, or otherwise in proper form for transfer, and the person to whom certificates for shares of Penns Woods Common Stock is to be issued or to whom cash is to be paid shall pay any transfer or other taxes required by reason of such issuance or payment to a person other than the registered holder of the certificate for shares of FNBSM
      Common Stock which are surrendered. As promptly as practicable after the Effective Date, Penns Woods shall send or cause to be sent to each shareholder of record of FNBSM Common Stock transmittal materials for use in exchanging certificates representing FNBSM Common Stock for certificates representing Penns Woods Common Stock into which the former have been converted in the Merger. Certificates representing shares of Penns Woods Common Stock and checks for cash in lieu of fractional shares shall be mailed to former shareholders of FNBSM as soon as reasonably possible but in no event later than twenty (20) business days following the receipt of certificates representing former shares of FNBSM Common Stock duly endorsed or accompanied by the materials referenced herein and delivered by certified mail, return receipt requested (but in no event earlier than the second business day following the Effective
      Date).

                        (iv)  Closing of Stock Transfer Books;
      Cancellation of FNBSM Certificates. Upon the Effective Date, the stock transfer books for FNBSM Common Stock will be closed and no further transfers of shares of FNBSM Common Stock will thereafter be made or recognized. All certificates for shares of FNBSM Common Stock surrendered pursuant to this Section 1.02(g) will be cancelled by Penns Woods.

                  (g) Anti-Dilution Provisions. If Penns Woods shall, at any time before the Effective Date, (A) issue a dividend in shares of Penns Woods Common Stock, (B) combine the outstanding shares of Penns Woods Common Stock into a smaller number of shares, (C) subdivide the outstanding shares of Penns Woods Common Stock, or (D) reclassify the shares of Penns Woods Common Stock, or set a record date prior to the Effective Date with respect to any of the foregoing, then, in any such event,
<PAGE A-11> the number of shares of Penns Woods Common Stock to be delivered to FNBSM shareholders who are entitled to receive shares of Penns Woods Common Stock in exchange for shares of FNBSM Common Stock shall be adjusted so that each FNBSM shareholder shall be entitled to receive in the Merger such number of shares of Penns Woods Common Stock as such shareholder would have been entitled to receive if the Effective Date had occurred immediately prior to such event or the record date for such event. (By way of illustration, if Penns Woods shall declare a stock dividend of 10% payable with respect to a record date on or prior to the Effective Date, the Exchange Ratio determined pursuant to Sections 1.02(e)(ii) hereof shall be adjusted so that former shareholders of FNBSM would receive
3.85 shares of Penns Woods Common Stock in the Merger.)

                                  ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF FNBSM

            FNBSM hereby represents and warrants to Penns Woods that, except as specifically set forth in the FNBSM Disclosure Schedule (which FNBSM Disclosure Schedule qualifies and represents exceptions to all of the representations and warranties of FNBSM contained in this Agreement taken as a whole and does not relate to particular representations and warranties) delivered to Penns Woods by FNBSM on the date hereof:

            Section 2.01  Organization.

                  (a) FNBSM is a national banking association duly organized and validly existing under the laws of the United
States of America. FNBSM has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. FNBSM is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business, except where the failure to be so qualified or licensed would not have a Material Adverse Effect with respect to FNBSM.

                  (b)   There are no FNBSM Subsidiaries.

                  (c) The deposits of FNBSM are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

                  (d) The minute books of FNBSM accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through the date of this Agreement.

                  (e) Prior to the date of this Agreement, FNBSM has delivered to Penns Woods true and correct copies of the articles of association and bylaws of FNBSM as in effect on the date hereof.
  <PAGE A-12>
            Section 2.02  Capitalization.

                  (a)   The authorized capital stock of FNBSM
consists of 100,000 shares of common stock, par value $2.00 per share, 75,000 shares of which are outstanding, validly issued, fully paid, and nonassessable (except pursuant to 12 U.S.C.A.
Section 55). FNBSM is not bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of FNBSM or any other security of FNBSM or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of FNBSM.

                  (b) FNBSM does not own any equity interest, directly or indirectly, in any other company or controls any other company, except for equity interests held in the investment portfolio of FNBSM, equity interests held by FNBSM in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of FNBSM. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by FNBSM with respect to any other company's capital stock or the equity of any other person.

                  (c) To FNBSM's knowledge, without any independent investigation, no person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner
(as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNBSM Common Stock, except as disclosed in reasonable detail (using the principles described in Item 403 of the SEC's Regulation S-K) in the FNBSM Disclosure
Schedule.

            Section 2.03  Authority; No Violation.

                  (a) FNBSM has full corporate power and authority to execute and deliver this Agreement and the Plan of Merger and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by FNBSM and the consummation by FNBSM of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of FNBSM and, except for approval by the shareholders of FNBSM, no other corporate proceedings on the part of FNBSM are necessary to complete the transactions contemplated hereby and by the Plan of Merger. This Agreement has been duly and validly executed and delivered by FNBSM and, subject to approval of the shareholders of FNBSM and receipt of the required approvals from Regulatory Authorities described in Section 3.04 hereof, constitutes the valid and binding obligation of FNBSM, enforceable against FNBSM in accordance with its terms, subject to applicable conservatorship or receivership provisions of the FDIA bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity. The Plan of Merger, upon its execution and
<PAGE A-13> delivery by FNBSM concurrently with the execution and delivery of this Agreement, and subject to approval of the shareholders of FNBSM and receipt of the required approvals from Regulatory Authorities described in Section 3.04 hereof, will constitute the valid and binding obligation of FNBSM, enforceable against FNBSM in accordance with its terms, subject to applicable conservatorship or receivership provisions of the FDIA, or bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

                  (b)   (A) The execution and delivery of this
Agreement and the Plan of Merger by FNBSM, (B) subject to receipt of approvals from the Regulatory Authorities referred to in
Section 3.04 hereof and FNBSM's and Penns Woods' compliance with any conditions contained therein, the consummation of the transactions contemplated hereby, and (C) compliance by FNBSM with any of the terms or provisions hereof or of the Plan of Merger, will not (i) conflict with or result in a breach of any provision of the articles of association or bylaws of FNBSM;
(ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FNBSM or any of its properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FNBSM under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which FNBSM is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect with respect to FNBSM.

            Section 2.04 Consents. Except for the consents, approvals, filings and registrations from or with the Regulatory Authorities referred to in Section 3.04 hereof and compliance with any conditions contained therein, and the approval of this Agreement and the Plan of Merger by the shareholders of FNBSM, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be, in connection with (a) the execution and delivery of this Agreement or the Plan of Merger by FNBSM and (b) the completion by FNBSM of the transactions contemplated hereby. FNBSM has no reason to believe that any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact FNBSM's ability to complete the transactions contemplated by this Agreement. <PAGE A-14>

            Section 2.05  Financial Statements.

                  (a) FNBSM has previously delivered, or will deliver, to Penns Woods the FNBSM Regulatory Reports. The FNBSM Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations and changes in shareholders' equity of FNBSM as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.

                  (b) FNBSM has previously delivered to Penns Woods the FNBSM Financials. The FNBSM Financials have been, or will be, prepared in accordance with generally accepted accounting principles and practices applied on a consistent basis throughout the periods covered by such statements, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of FNBSM as of and for the periods ending on the dates thereof, in accordance with generally accepted accounting principles applied on a consistent basis, except where changes in accounting principles from one year to the next have been disclosed therein.

                  (c) At the date of each balance sheet included in the FNBSM Financials or the FNBSM Regulatory Reports, FNBSM did not have, and will not have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FNBSM Financials or FNBSM Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

            Section 2.06  Taxes.

                  (a) FNBSM has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to FNBSM on or prior to the Closing Date (all such returns being accurate and correct in all material respects) and has duly paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from FNBSM by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which (i) are not delinquent or (ii) are being contested in good faith.
  <PAGE A-15>
                  (b) No consent pursuant to IRC Section 341(f) has been filed (or will be filed prior to the Closing Date) by or with respect to FNBSM.

            Section 2.07  No Material Adverse Effect.  FNBSM has
not suffered any Material Adverse Effect since December 31, 1997.

            Section 2.08  Contracts.

                  (a) Except as described in footnotes to the FNBSM Financials, FNBSM is not a party to or subject to: (i) any employment, consulting or severance contract or arrangement with any past or present officer, director or employee of FNBSM, except for "at will" arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors or employees of FNBSM; (iii) any collective bargaining agreement with any labor union relating to employees of FNBSM; (iv) any agreement which by its terms limits the payment of dividends by FNBSM; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which FNBSM is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, bankers acceptances and "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Penns
Woods or any Penns Woods Subsidiary; (vi) any contract (other than this Agreement) limiting the freedom of FNBSM to engage in any type of banking or bank-related business permissible under law or (vii) any other material contract.

                  (b) True and correct copies of agreements, plans, arrangements and instruments referred to in Section 2.08(a) have been provided to Penns Woods on or before the date hereof, are listed on the FNBSM Disclosure Schedule and are in full force and effect on the date hereof. Neither FNBSM nor, to the knowledge of FNBSM, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument which breach has resulted in or will result in a Material Adverse Effect with respect to FNBSM. No party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement. None of the employees (including officers) of FNBSM, possess the right to terminate their employment as a result of the execution of this Agreement. No plan, employment agreement, termination agreement, or similar agreement or arrangement to which FNBSM is a party or under which FNBSM may be liable contains provisions which permit
<PAGE A-16> an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder.
No such agreement, plan or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of FNBSM absent the occurrence of a subsequent event;
(y) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or
(z) requires FNBSM to provide a benefit in the form of FNBSM
Common Stock or determined by reference to the value of FNBSM
Common Stock.

            Section 2.09  Ownership of Property; Insurance
Coverage.

                  (a)   FNBSM has, or will have as to property
acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by FNBSM in the conduct of its business, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FNBSM Regulatory Reports and in the FNBSM Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities for borrowed money and that are described in the FNBSM Disclosure Schedule or permitted under Article IV hereof and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. FNBSM, as lessee, has the right under valid and subsisting leases of real and personal properties used by FNBSM in the conduct of its business to occupy or use all such properties as presently occupied and used by it.

                  (b) With respect to all agreements pursuant to which FNBSM has purchased securities subject to an agreement to resell, if any, FNBSM, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (c)   FNBSM currently maintains insurance in
amounts considered by FNBSM to be reasonable for its operations and similar in scope and coverage to that maintained by other businesses similarly engaged. FNBSM has not received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated or
(ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by FNBSM under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years FNBSM has received each type of insurance coverage for which it has applied and during such periods has not
<PAGE A-17> been denied indemnification for any material claims submitted under any of its insurance policies.

            Section 2.10 Legal Proceedings. FNBSM is not a party to any, and there are no pending or, to the best of FNBSM's knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature
(i) against FNBSM, (ii) to which FNBSM's assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of FNBSM to perform under this Agreement or the Plan of Merger, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect with respect to FNBSM.

            Section 2.11  Compliance With Applicable Law.

                  (a) FNBSM holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material
Adverse Effect with respect to FNBSM.

                  (b) FNBSM has not received any notification or communication from any Regulatory Authority (i) asserting that FNBSM is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces;
(ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FNBSM;
(iii) requiring or threatening to require FNBSM, or indicating that FNBSM may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of FNBSM, including without limitation any restriction on the payment of dividends; or
(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNBSM, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). FNBSM has not consented to or entered into any Regulatory Agreement, except as heretofore disclosed to Penns Woods.

            Section 2.12 ERISA. FNBSM has previously delivered to Penns Woods true and complete copies of all employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and
<PAGE A-18> supplemental income plans, supplemental executive retirement plans, employment agreements, annual or long term incentive plans, settlement plans, policies and agreements, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements ("Employee Benefit Plans"), all of which are set forth in the FNBSM Disclosure Schedule, maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of FNBSM, together with
(i) the most recent actuarial (if any) and financial reports relating to those plans which constitute "qualified plans" under IRC Section 401(a), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, and (iii) all rulings and determination letters which pertain to any FNBSM Employee Benefit Plans. To the best of FNBSM's knowledge, neither FNBSM nor any pension plan maintained by FNBSM, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) occurred with respect to any such pension plan. With respect to each FNBSM Employee Benefit Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the plan's most recent actuarial report did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits. With respect to each FNBSM Employee Benefit Plan, FNBSM will have made on or prior to the Closing Date, all payments required to be made by it prior to the Closing Date and will have at least accrued as of the Closing Date all payments due but not yet payable so that there will not have been nor will there be any accumulated funding deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies. FNBSM has not incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multi-employer plan. To the best of FNBSM's knowledge, all "employee benefit plans," as defined in ERISA
Section 3(3), comply, and within the past six (6) years have complied, in all material respects with (i) relevant provisions of ERISA and (ii), in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC relevant to such treatment. To the best of FNBSM's knowledge, no prohibited transaction (which shall mean any transaction prohibited by ERISA
Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by FNBSM that would result in the imposition, directly or indirectly, of an excise tax under IRC 4975 or other penalty under ERISA or the IRC, which,
<PAGE A-19> individually or in the aggregate, has resulted in or will result in a Material Adverse Effect with respect to FNBSM. FNBSM provides continuation coverage under group health plans for separating employees and "qualified beneficiaries" in accordance with the provisions of IRC Section 4980B(f). Such group health plans are in compliance with Section 1862(b)(1) of the Social Security Act. There are no pending actions, claims or lawsuits which have been asserted or instituted against any of FNBSM's Employee Benefit Plans, the assets of any of the trusts under such Plans, the plan sponsor, the plan administrator or against any fiduciary of any of FNBSM's Employee Benefit Plans (other than routine benefit claims) nor does FNBSM have knowledge of facts which could form the basis of any such action, claim or lawsuit. There are no investigations or audits of any of FNBSM's Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any of FNBSM's Employee Benefit Plans which have been threatened or instituted nor does FNBSM have knowledge of facts which could form the basis for any such investigation or audit. No event has occurred or will occur which will result in liability to FNBSM in connection with any Employee Benefit Plan established, maintained, or contributed to (currently or previously) by FNBSM or by any other entity which, together with FNBSM, constitute elements of either (i) a controlled group of corporations (within the meaning of IRC Section 414(b)), (ii) a group of trades or businesses under common control (within the meaning of IRC
Sections 414(c) or 4001), (iii) an affiliated service group
(within the meaning of IRC Section 414(m)), or (iv) another arrangement covered by IRC Section 414(o).

            Section 2.13 Brokers, Finders and Financial Advisors. Neither FNBSM nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any other transaction or, except for its commitments disclosed in the FNBSM Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any other transaction, which has not been reflected in the FNBSM
Financials.

            Section 2.14 Environmental Matters. To the knowledge of FNBSM, neither FNBSM, nor any properties owned or operated by FNBSM has been or is in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in, or will result, in a Material Adverse Effect with respect to FNBSM. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of FNBSM, threatened, relating to the liability of any property owned or operated by FNBSM under any Environmental Law.
  <PAGE A-20>
            Section 2.15 Loan Portfolio. The allowance for loan losses reflected, and to be reflected, in the FNBSM Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the FNBSM Financials have been, and will be, established in accordance with the requirements of generally accepted accounting principles and all applicable regulatory criteria.

            Section 2.16 Information to be Supplied. The information to be supplied by FNBSM for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by FNBSM for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects.

            Section 2.17 Related Party Transactions. Except as disclosed in the footnotes to the FNBSM Financials, FNBSM is not a party to any transaction (including any loan or other credit accommodation) with any Affiliate of FNBSM. Any such transaction
(a) was made in the ordinary course of business, (b) was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of FNBSM is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. FNBSM has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by FNBSM is inappropriate.

            Section 2.18 Loans. Each loan reflected as an asset in the FNBSM Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on FNBSM.

            Section 2.19  Quality of Representations.  The
representations made by FNBSM in this Agreement are true, correct and complete in all material respects, and do not omit statements
<PAGE A-21> necessary to make them not misleading under all facts and circumstances.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF PENNS WOODS

            Penns Woods hereby represents and warrants to FNBSM that, except as set forth in the Penns Woods Disclosure Schedule (which Penns Woods Disclosure Schedule qualifies and represents exceptions to all of the representations and warranties of Penns Woods contained in this Agreement taken as a whole and does not relate solely to particular representations and warranties) delivered by Penns Woods to FNBSM on or prior to the date hereof:

            Section 3.01  Organization.

                  (a) Penns Woods is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Penns Woods is a bank holding company duly registered under the BHC Act. Penns Woods has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it Penns
Woods is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business, except where the failure to be so qualified or licensed would not have a Material Adverse Effect with respect to Penns Woods.

                  (b) JSSB is a banking institution duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. JSSB has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Neither JSSB nor any other Penns Woods
Subsidiary is qualified or licensed to do business as a foreign corporation in any other jurisdiction and neither is required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business, except where the failure to be so qualified or licensed would not have a Material Adverse Effect with respect to Penns Woods.

                  (c) There are no Penns Woods Subsidiaries other than JSSB or as disclosed in Penns Woods' Annual Report on Form 10-K for the year ended December 31, 1997. There are no JSSB Subsidiaries.

                  (d) The deposits of JSSB are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

                  (e) The respective minute books of Penns Woods and JSSB accurately record, in all material respects, all material corporate actions of their respective shareholders and
<PAGE A-22> boards of directors (including committees) through the date of this Agreement.

                  (f) Prior to the execution of this Agreement, Penns Woods has delivered to FNBSM true and correct copies of the articles of incorporation and the bylaws of Penns Woods and the articles of incorporation and bylaws of JSSB as in effect on the date hereof.

            Section 3.02  Capital Structure.

                  (a) The authorized capital stock of Penns Woods consists of (a) 10,000,000 shares of common stock, $10.00 par value ("Penns Woods Common Stock"), of which, at the date of this Agreement, 2,569,558 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights.
Except as disclosed in Penn's Woods' Securities Documents, neither Penns Woods nor JSSB nor any other Penns Woods Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement, plan or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Penns Woods Common Stock or any other security of Penns Woods or any securities representing the right to vote, purchase or otherwise receive any shares of Penns Woods Common Stock or any other security of Penns Woods.

                  (b) The authorized capital stock of JSSB consists of 120,000 shares of common stock, par value $10.00 per share, 102,000 of which shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights and owned by Penns Woods. Neither Penns Woods nor any Penns Woods Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Penns Woods Subsidiary or any other security of any Penns Woods Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Penns Woods Subsidiary.
Either Penns Woods or JSSB owns all of the outstanding shares of capital stock of each Penns Woods Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

                  (c)   Neither (i) Penns Woods, (ii) JSSB nor
(iii) any other Penns Woods Subsidiary, owns any equity interest, directly or indirectly, treasury stock, in any other company or controls any other company, except for equity interests held in the investment portfolios of Penns Woods Subsidiaries, equity interests held by Penns Woods Subsidiaries in a fiduciary capacity, equity interests held in connection with the commercial loan activities of Penns Woods Subsidiaries, and equity interests disclosed in Penns Woods' Annual Report on Form 10-K for the year ended December 31, 1997. There are no subscriptions, options,
<PAGE A-23> warrants, calls, commitments, agreements or other
Rights outstanding and held by Penns Woods or JSSB with respect to any other company's capital stock or the equity of any other person.

                  (d)   To Penns Woods' knowledge, without any
independent investigation, except as disclosed in Penns Woods' proxy statement dated March 26, 1998, no person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange
Act) of 5% or more of the outstanding shares of Penns Woods
Common Stock.

            Section 3.03  Authority; No Violation.

                  (a) Penns Woods has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. JSSB has full corporate power and authority to execute and deliver the Plan of Merger and to consummate the Merger. The execution and delivery of this Agreement by Penns Woods and the consummation by Penns Woods of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Penns Woods and no other corporate proceedings on the part of Penns Woods are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Penns Woods and, subject to receipt of the required approvals of Regulatory Authorities described in Section 3.04 hereof, constitutes the valid and binding obligation of Penns Woods, enforceable against Penns Woods in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity. The Plan of Merger, upon its execution and delivery by JSSB concurrently with the execution and delivery of this Agreement, will constitute the valid and binding obligation of JSSB, enforceable against JSSB in accordance with its terms, subject to applicable conservatorship and receivership provisions of the FDIA, or insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

                  (b)   (A) The execution and delivery of this
Agreement by Penns Woods, (B) the execution and delivery of the Plan of Merger by JSSB, (C) subject to receipt of approvals from the Regulatory Authorities referred to in Section 3.04 hereof and FNBSM's and Penns Woods' and JSSB's compliance with any conditions contained therein, the consummation of the transactions contemplated hereby, and (D) compliance by Penns Woods or JSSB with any of the terms or provisions hereof or of the Bank Plan of Merger will not (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Penns Woods or any Penns Woods Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Penns Woods or any Penns Woods Subsidiary or any of their respective properties or assets;
<PAGE A-24> or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Penns Woods or any Penns Woods Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Penns Woods or JSSB is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect with respect to Penns Woods.

            Section 3.04 Consents. Except for any required consents, approvals, filings and registrations from or with the FRB, the FDIC, the OCC, the PDB, the SEC, and state "blue sky" authorities, and compliance with any conditions contained therein, and the approval of the Plan of Merger by Penns Woods as sole shareholder of JSSB, and by the JSSB Board of Directors, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Penns Woods or the Plan of Merger by JSSB, and (b) the completion by Penns Woods of the transactions contemplated hereby or by JSSB of the Merger. Penns Woods has no reason to believe that any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Penns Woods' ability to complete the transactions contemplated by this Agreement.

            Section 3.05  Financial Statements.

                  (a) Penns Woods has previously delivered, or will deliver, to FNBSM the Penns Woods Regulatory Reports. The Penns Woods Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations and changes in shareholders' equity of Penns Woods as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.

                  (b) Penns Woods has previously delivered, or will deliver, to FNBSM the Penns Woods Financials. The Penns Woods
Financials have been, or will be, prepared in accordance with generally accepted accounting principles and practices applied on a consistent basis throughout the periods covered by such
<PAGE A-25> statements, and fairly present, or will fairly
present, the consolidated financial position, results of operations and cash flows of Penns Woods as of and for the periods ending on the dates thereof, in accordance with generally accepted accounting principles, except where changes in accounting principles from one year to the next have been disclosed therein.

                  (c) At the date of each balance sheet included in the Penns Woods Financials or the Penns Woods Regulatory Reports, neither Penns Woods nor JSSB (as the case may be) had or will have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Penns Woods Financials or the Penns Woods Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

            Section 3.06 Taxes. (a) Penns Woods and the Penns Woods Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Penns Woods has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to Penns Woods and all Penns Woods Subsidiaries on or prior to the Closing Date (all such returns being accurate and correct in all material respects) and has duly paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Penns Woods and any Penns Woods Subsidiary by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which
(i) are not delinquent or (ii) are being contested in good faith.

                  \DM   No consent pursuant to IRC Section 341(f) has
been filed (or will be filed prior to the Closing Date) by or with respect to Penns Woods or any Penns Woods Subsidiary.

            Section 3.07 No Material Adverse Effect. Penns Woods has not suffered any Material Adverse Effect since December 31, 1997.

            Section 3.08  Ownership of Property; Insurance
Coverage.

                  (a) Penns Woods and the Penns Woods Subsidiaries have, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Penns Woods or any Penns Woods Subsidiary in the conduct of its business, whether such assets and properties are real or personal, tangible or intangible, including assets
<PAGE A-26> and property reflected in the balance sheets
contained in the Penns Woods Regulatory Reports and in the Penns Woods Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities for borrowed money and that are described in the Penns Woods Disclosure Schedule or permitted under
Article IV hereof and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. Penns
Woods and the Penns Woods Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Penns Woods and its Subsidiaries in the conduct of their businesses to occupy and use all such properties as presently occupied and used by each of them.

                  (b) With respect to all agreements pursuant to which Penns Woods or any Penns Woods Subsidiary has purchased securities subject to an agreement to resell, if any, Penns Woods or such Penns Woods Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (c) Penns Woods and the Penns Woods Subsidiaries currently maintain insurance in amounts considered by Penns Woods to be reasonable for their respective operations and similar in scope and coverage to that maintained by other businesses similarly engaged. Neither Penns Woods nor any Penns Woods Subsidiary has received notice from any insurance carrier that
(i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Penns Woods or JSSB under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years
Penns Woods has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

            Section 3.9 Legal Proceedings. Neither Penns Woods nor any Penns Woods Subsidiary is a party to any, and there are no pending or, to the best of Penns Woods' knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Penns Woods or any Penns Woods Subsidiary, (ii) to which Penns Woods' or any Penns Woods Subsidiary's assets are or may be subject,
(iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Penns Woods to perform under this
<PAGE A-27> Agreement, except for any proceedings, claims,
actions, investigations or inquiries referred to in clauses (i) or (ii) which, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect with respect to Penns Woods.

            Section 3.10  Compliance With Applicable Law.

                  (a) Penns Woods and the Penns Woods Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of their businesses nor otherwise have a Material Adverse Effect with respect to Penns Woods.

                  (b) Neither Penns Woods nor any Penns Woods Subsidiary has received any notification or communication from any Regulatory Authority (i) asserting that Penns Woods or any Penns Woods Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Penns Woods or any Penns Woods Subsidiary; (iii) requiring or threatening to require Penns Woods or any Penns Woods Subsidiary, or indicating that Penns Woods or any Penns Woods Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither Penns Woods nor any Penns Woods Subsidiary has consented to or entered into any Regulatory Agreement, except as heretofore disclosed to FNBSM.

            Section 3.11 Securities Documents. Penns Woods has delivered, or will deliver, to FNBSM copies of its (i) annual reports on SEC Form 10-K for the years ended December 31, 1997, 1996, and 1995, (ii) quarterly reports on SEC Form 10-Q for the quarters ended March 31, 1998, September 30, 1997, June 30, 1997, and March 31, 1997, and (iii) proxy statement dated March 26, 1998 used in connection with its annual meeting of shareholders held in April 1998. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Exchange Act and the applicable rules and regulations of the SEC. <PAGE A-28>

            Section 3.12 Brokers and Finders. Neither Penns Woods nor any Penns Woods Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or, except for its commitments disclosed in the Penns Woods Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, which has not been reflected in the Penns Woods Financials.

            Section 3.13 Environmental Matters. To the knowledge of Penns Woods, neither Penns Woods nor any Penns Woods Subsidiary, nor any properties owned or operated by Penns Woods or any Penns Woods Subsidiary has been or is in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in or will result in a Material Adverse Effect with respect to Penns Woods. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of Penns
Woods, threatened, relating to the liability of any property owned or operated by Penns Woods or any Penns Woods Subsidiary under any Environmental Law.

            Section 3.14 Loan Portfolio. The allowance for loan losses reflected, and to be reflected, in the Penns Woods Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the Penns Woods Financials have been, and will be, established in accordance with the requirements of generally accepted accounting principles and all applicable regulatory criteria.

            Section 3.15 Information to be Supplied. The information to be supplied by Penns Woods and JSSB for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Penns Woods for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects.

            Section 3.16 Loans. Each loan reflected as an asset in the Penns Woods Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation
<PAGE A-29> of the obligor named therein, enforceable in
accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect with respect to Penns Woods.

            Section 3.17 Quality of Representations. The representations made by Penns Woods in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

                                  ARTICLE IV
                           COVENANTS OF THE PARTIES

            Section 4.01 Conduct of Business. From the date of this Agreement to the Closing Date, FNBSM will conduct its business and engage in transactions, including extensions of credit, only in the ordinary course and consistent with past practice and policies, except as otherwise required by this Agreement or with the written consent of Penns Woods. FNBSM will use its reasonable good faith efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, and (iii) preserve for itself the good will of customers of FNBSM and others with whom business relationships exist. From the date hereof to the Closing Date, except as otherwise consented to or approved by Penns Woods in writing or as permitted or required by this Agreement, FNBSM will not:

                        (i)  amend or change any provision of its
      articles of association or bylaws;

                        (ii)  change the number of authorized or
      issued shares of its capital stock or issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that FNBSM may pay on or before December 31, 1998 a regular semi-annual cash dividend, not to exceed $1.25 per share of FNBSM Common Stock outstanding; after the date of this Agreement, Penns Woods and FNBSM shall consult with and coordinate with the other the payment of dividends with respect to Penns Woods Common Stock and FNBSM Common Stock and the record and payment dates relating thereto, it being the intention of Penns Woods and FNBSM that holders of FNBSM Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of FNBSM Common Stock;
  <PAGE A-30>
                        (iii) grant any severance or termination pay (other than pursuant to written policies or written agreements of FNBSM in effect on the date hereof and provided to Penns Woods prior to the date hereof) to, or enter into any new or amend any existing employment agreement with, or increase the compensation of, any employee, officer or director of FNBSM, except for routine periodic increases, individually and in the aggregate, in accordance with past practice, or hire or agree to hire any additional employees except to the extent necessary to replace any present employee whose employment terminates;

                        (iv)  merge or consolidate FNBSM or with any
      other corporation; sell or lease all or any substantial portion of the assets or business of FNBSM; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement between FNBSM and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by FNBSM of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

                        (v)  sell or otherwise dispose of any asset
      of FNBSM other than in the ordinary course of business consistent with past practice; subject any asset of FNBSM to a lien, pledge, security interest or other encumbrance
      (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

                        (vi)  take any action which would result in
      any of the representations and warranties of FNBSM set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in
      Article V hereof not being satisfied;

                        (vii)  change any method, practice or
      principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Regulatory Authority responsible for regulating FNBSM;
  <PAGE A-31>
                        (viii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which FNBSM is a party, other than in the ordinary course of business, consistent with past practice;

                        (ix)  implement any pension, retirement,
      profit sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or materially amend any existing plan or arrangement except to the extent such amendments do not result in an increase in cost; provided, however, that FNBSM may contribute to the FNBSM defined contribution pension plan an amount as provided in Section 4.10(a)(i) of this Agreement;

                        (x) purchase any security for its investment portfolio not rated "A" or higher by either Standard &
      Poor's Corporation or Moody's Investor Services, Inc., except in the ordinary course of business consistent with past practice;

                        (xi)  make any new loan or other credit
      facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $425,000 in the aggregate, or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $425,000, except for any commitment disclosed on the FNBSM Disclosure Schedule;

                        (xii)  except as set forth on the FNBSM
      Disclosure Schedule, enter into, renew, extend or modify any other transaction with any Affiliate;

                        (xiii)  enter into any interest rate swap or
      similar commitment, agreement or arrangement;

                        (xiv)  except for the execution of this
      Agreement, take any action that would give rise to a right of payment to any individual under any employment agreement;

                        (xv)  intentionally and knowingly take any
      action that would preclude satisfaction of the condition to closing contained in Section 5.02(k) relating to financial accounting treatment of the Merger; or

                        (xvi)  agree to do any of the foregoing.

            For purposes of this Section 4.01, it shall not be considered in the ordinary course of business for FNBSM to do any of the following: (i) make any capital expenditure of $25,000 or more not disclosed on FNBSM Disclosure Schedule 4.01, without the prior written consent of Penns Woods; (ii) make any sale, assignment, transfer, pledge, hypothecation or other disposition
<PAGE A-32> of any assets having a book or market value,
whichever is greater, in the aggregate in excess of $25,000, other than pledges of assets to secure government deposits, to exercise trust powers, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, or transactions in the investment securities portfolio by FNBSM or repurchase agreements made, in each case, in the ordinary course of business; or (iii) undertake or enter any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by FNBSM of more than $25,000 annually, or containing a material financial commitment and extending beyond 12 months from the date hereof.

            Section 4.02  Access; Confidentiality.

                  (a) From the date of this Agreement through the Closing Date, FNBSM or Penns Woods, as the case may be, shall afford to, and Penns Woods shall cause each Subsidiary to afford to, the other party and its authorized agents and representatives, complete access to their respective properties, assets, books and records and personnel, at reasonable hours and after reasonable notice for the purpose of undertaking a comprehensive due diligence investigation; and the officers of FNBSM and Penns Woods will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

                  (b) FNBSM and Penns Woods each agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the other party.

                  (c)   In addition to the access permitted by
subparagraph (a) above, from the date of this Agreement through the Closing Date, FNBSM shall permit employees of JSSB reasonable access to and participation in matters relating to problem loans, loan restructurings and loan work-outs, provided that nothing contained in this subparagraph shall be construed to grant JSSB or any of its employees any final decision-making authority with respect to such matters.

                  (d) If the transactions contemplated by this Agreement shall not be consummated, FNBSM and Penns Woods will each destroy or return all documents and records obtained from the other party or its representatives, during the course of its investigation and will cause all information with respect to the other party obtained pursuant to this Agreement or preliminarily thereto to be kept confidential, except to the extent such information becomes public through no fault of the party to whom the information was provided or any of its representatives or agents and except to the extent disclosure of any such <PAGE A-33> information is legally required. FNBSM and Penns Woods shall each give prompt notice to the other party of any contemplated disclosure where such disclosure is so legally required.

            Section 4.03  Regulatory Matters and Consents.

                  (a)   Penns Woods and FNBSM will prepare all
Applications and make all filings for, and use their best efforts to obtain as promptly as practicable after the date hereof, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement.

                  (b) FNBSM will furnish Penns Woods with all information concerning FNBSM as may be necessary or advisable in connection with any Application or filing made by or on behalf of Penns Woods to any Regulatory Authority in connection with the transactions contemplated by this Agreement.

                  (c) Penns Woods will promptly furnish FNBSM with copies of all material written communications to, or received by Penns Woods or any Penns Woods Subsidiary from, any Regulatory
Authority in respect of the transactions contemplated hereby.

                  (d)   Penns Woods will furnish FNBSM with
(i) copies of all Applications prior to filing with any Regulatory Authority and provide FNBSM a reasonable opportunity to suggest changes to such Applications, which suggested changes Penns Woods may, in its reasonable discretion accept or reject,
(ii) copies of all Applications filed by Penns Woods and
(iii) copies of all documents filed by Penns Woods under the Exchange Act.

                  (e) FNBSM will cooperate with Penns Woods in the foregoing matters and will furnish Penns Woods with all information concerning FNBSM as may be necessary or advisable in connection with any Application or filing (including the Registration Statement and any report filed with the SEC) made by or on behalf of Penns Woods to any Regulatory Authority in connection with the transactions contemplated by this Agreement, and such information will be accurate and complete in all material respects. In connection therewith, FNBSM will provide certificates and other documents reasonably requested by Penns Woods.

            Section 4.04  Taking of Necessary Action.

                  (a) Penns Woods and FNBSM shall each use its best efforts in good faith, and each of them shall cause any Subsidiaries to use their best efforts in good faith, to
(i) furnish such information as may be required in connection with the preparation of the documents referred to in Section 4.03 of this Agreement, and (ii) take or cause to be taken all action necessary or desirable on its part using its best efforts so as
<PAGE A-34> to permit completion of the Merger including, without limitation, (A) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Penns Woods, and
(B) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger; provided that nothing herein contained shall preclude Penns Woods or FNBSM from exercising its rights under this Agreement.

                  (b) Penns Woods and FNBSM shall promptly prepare a Prospectus/Proxy Statement to be mailed to shareholders of FNBSM in connection with the meeting of FNBSM shareholders and transactions contemplated hereby, and to be filed by Penns Woods with the SEC in the Registration Statement, which Prospectus/Proxy statement shall conform in all material respects to all applicable legal requirements. Penns Woods shall, as promptly as practicable following the preparation thereof, file the Registration Statement with the SEC and FNBSM and Penns Woods shall use all reasonable efforts to have the Registration
Statement declared effective under the Securities Act as promptly as practicable after such filing. Penns Woods will advise FNBSM, promptly after Penns Woods receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock issuable pursuant to the Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Penns Woods shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Penns Woods shall provide FNBSM with as many copies of such Registration Statement and all amendments thereto promptly upon the filing thereof as FNBSM may reasonably request.

            Section 4.05  Certain Agreements.

                  (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, whether or not brought by or in the name of FNBSM, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer or employee of FNBSM (the "Indemnified Parties") is, or is threatened to be, made a party to a suit based in whole or in part on, or arising in whole
<PAGE A-35> or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of FNBSM or any of its respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto to the maximum extent permitted by the BCL, the NBA and the Articles of Association and Bylaws of FNBSM. On or after the Effective Date, Penns Woods shall indemnify, defend and hold harmless all prior and then-existing directors and officers of FNBSM, against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the approval of Penns Woods which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether or not brought by or in the name of FNBSM, based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FNBSM or any FNBSM Subsidiary, whether pertaining to any matter existing or occurring at or prior to or after the Effective Date and whether asserted or claimed prior to, or at or after, the Effective Date ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, to the same extent as such officer, director or employee may be indemnified by FNBSM as of the date hereof including the right to advancement of expenses, provided, however, that any such officer, director or employee of FNBSM may not be indemnified by Penns Woods and/or JSSB if such indemnification is prohibited by applicable law.

                  (b) Penns Woods shall maintain FNBSM's existing directors' and officers' liability insurance policy (or a policy providing comparable coverage amounts on terms generally no less favorable, including Penns Woods' existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of five years after the Effective
Date.

                  (c) On or prior to the Effective Date, Penns Woods and JSSB shall enter into employment agreements with William H. Rockey and Rickey H. Brooks, to be effective as of the Effective Date, on terms mutually satisfactory to Penns Woods and such individuals. Such agreements shall, among other things,
(i) provide for a term of three years from the Effective Date and automatic annual renewals thereafter absent notice of nonrenewal by either party, (ii) provide for a minimum base salary equal to the base salary of the executive immediately prior to the Effective Date, (iii) provide for a severance payment equivalent to the greater of 24 months' base salary or base salary payable over the remaining term of the agreement in the event the executive's employment is terminated involuntarily or the executive terminates employment for "good reason" following a "change in control" of Penns Woods, and (iv) provide that the executive shall be eligible for consideration to receive stock
<PAGE A-36> option grants under Penns Woods' stock option plans then in effect in the same manner as other executive officers of Penns Woods.

            Section 4.06 No Other Bids and Related Matters. So long as this Agreement remains in effect, FNBSM shall not and shall not authorize or permit any of its directors, officers, employees or agents, to directly or indirectly (i) respond to, solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Transaction (as defined below), (ii) recommend or endorse an Acquisition Transaction, (iii) participate in any discussions or negotiations regarding an Acquisition Transaction, (iv) provide any third party (other than Penns Woods or an affiliate of Penns Woods) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction, or
(v) enter into an agreement with any other party with resect to an Acquisition Transaction. Notwithstanding the foregoing, the Board of Directors of FNBSM may respond to unsolicited inquiries relating to an Acquisition Transaction or the Board of Directors of FNBSM may recommend or endorse an Acquisition Transaction, in each case, if it receives an unqualified written opinion of outside counsel that the failure to do so would constitute a breach of their fiduciary duty. In the event of any such response by FNBSM, Penns Woods shall have the right, but not the obligation, to terminate this Agreement at any time thereafter without penalty or further liability. As used in this Agreement, "Acquisition Transaction" shall mean any of the following transactions: (i) a merger or consolidation, or any similar transaction, involving FNBSM, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of FNBSM hereto, or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 20% or more of the outstanding shares of FNBSM Common Stock. FNBSM shall notify Penns Woods immediately if (i) any such discussions or negotiations are sought to be initiated with it by any other person, or (ii) if any such requests for information, inquiries, proposals or communications are received from any other person, except analysts, Regulatory Authorities and holders of FNBSM Common Stock in the ordinary course of business.

            Section 4.07 Duty to Advise; Duty to Update FNBSM's Disclosure Schedule. FNBSM shall promptly advise Penns Woods of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. FNBSM shall update FNBSM's Disclosure Schedule as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the FNBSM Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve FNBSM from any breach or violation of this Agreement and shall not have any
<PAGE A-37> effect for the purposes of determining the
satisfaction of the condition set forth in Sections 5.02(c) hereof.

            Section 4.08 Board and Committee Minutes. FNBSM shall provide Penns Woods, within 30 days after any meeting of the Board of Directors of FNBSM, or any committee thereof, or any senior management committee, a copy of the minutes of such meeting, except that with respect to any meeting held within 30 days of the Closing Date, such minutes shall be provided prior to the Closing Date.

            Section 4.09  Additional Undertakings by FNBSM and
Penns Woods.

                  (a) From and after the date of this Agreement, FNBSM shall:

                        (i)  Shareholders Meeting.  Submit this
      Agreement to its shareholders for approval at a meeting to be held as soon as practicable, and use its best efforts to cause its Boards of Director to unanimously recommend approval of this Agreement to FNBSM shareholders; and

                        (ii)  Committee Meetings.  Permit a
      representative of Penns Woods, who is reasonably acceptable to FNBSM, to attend all meetings of FNBSM's Board of Directors, and all committee meetings of FNBSM's management, including, without limitation, any loan or asset/liability committee.

                  (b) From and after the date of this Agreement, Penns Woods shall:

                        (i)  Approval of Bank Plan of Merger.
      Approve the Plan of Merger as sole shareholder of JSSB and obtain the approval of, and cause the execution and delivery of, the Plan of Merger; and

                        (ii)  Delivery of Securities Documents.
      Deliver to FNBSM, copies of all Securities Documents simultaneously with the filing thereof.

                  (c) From and after the date of this Agreement, Penns Woods and FNBSM shall each:

                        (i)  Filings and Approvals.  Cooperate with
      the other in the preparation and filing, as soon as practicable, of (A) the Applications, (B) the Registration Statement and related filings under state securities laws covering the Penns Woods Common Stock to be issued pursuant to the Merger, (C) all other documents necessary to obtain any other approvals and consents required to effect the completion of the Merger, and (D) all other documents contemplated by this Agreement; <PAGE A-38>

                        (ii)  Public Announcements.  Cooperate and
      cause their respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form and substance of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including without limitation communications to their respective shareholders, internal announcements and customer disclosures, but nothing contained herein shall prohibit either party from making any disclosure which its counsel deems legally necessary;

                        (iii)  Maintenance of Insurance.  Maintain,
      and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

                        (iv)  Maintenance of Books and Records.
      Maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with generally accepted accounting principles applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered;

                        (v)  Taxes.  File all federal, state, and
      local tax returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and pay all taxes shown to be due on such returns on or before the date such payment is due; and

                        (vi)  Timely Review.  If requested by the
      other at the requesting party's sole expense, cause its independent certified public accountants to perform a review of its unaudited consolidated financial statements as of the end of any calendar quarter, in accordance with Statement of Auditing Standards No. 71, and to issue their report on such financial statements as soon as is practicable thereafter.

            Section 4.10  Employee Benefits and Termination
Benefits.

                  (a)   FNBSM Pension and Other Plans.

                        (i)  As of the Closing Date, Penns Woods
      shall become plan sponsor to the FNBSM Pension Plan and shall continue to maintain the FNBSM Pension Plan after the Closing Date and up through the end of the FNBSM Pension Plan's October 14, 1999 Plan year for the benefit of employees of FNBSM who become employees of Penns woods or any Penns Woods subsidiary. Upon the earlier of the last business day immediately preceding the Closing Date or December 31, 1998 (the "Pre-Fund Contribution Date"), FNBSM
      <PAGE A-39> shall make a contribution to the FNBSM Pension
      Plan in an amount equal to the "Contribution Amount." For purposes of this Section 4.10(a)(1), the Contribution Amount shall be determined by multiplying (A) times (B) as follows:

                              (A)   The required contribution formula
            amount in effect under the FNBSM Pension Plan as of the execution of this Agreement, multiplied by

                              (B)   The compensation of FNBSM Pension
            Plan "Eligible Participants" from October 15, 1998 through the Pre-Fund Contribution Date hereof, plus the projected compensation of FNBSM Pension Plan Eligible Participants from the Pre-Fund Contribution Date up through October 14, 1999.

      For purposes of this Section 4.10(a)(i), Eligible Participants shall mean those FNBSM employees who are eligible to participate in the FNBSM Pension Plan as of October 15, 1998 and those FNBSM employees who will be eligible to participate in the FNBSM Pension Plan by October 14, 1999. For purposes of this Section 4.10(a)(i) and calculating the Contribution Amount an Eligible Participant shall receive a full year of service credit for compensation determination purposes for the FNBSM Pension Plan's October 15, 1998 through October 14, 1999 plan year. Penns Woods agrees that from the Closing Date and up through the close of the FNBSM Pension Plan's year ending
      October 14, 1999, Penns Woods will not amend the FNBSM Pension Plan, except as required by law or to clarify participation of FNBSM employees who become employees of Penns Woods or of any Penns Woods Subsidiary and will not freeze or reduce the FNBSM Pension Plan contribution formula. As of the close of the FNBSM Pension Plan year ending October 14, 1999, Penns Woods, at its election, may freeze, merge, consolidate or terminate the FNBSM Pension Plan.

                        (ii)  Except as set forth in
      Section 4.10(a)(i) as to the FNBSM Pension Plan, on and after the Effective Date, the employee pension and welfare benefit plans of Penns Woods and FNBSM may, at Penns Woods' election and subject to the requirements of the IRC, continue to be maintained separately or consolidated, provided that FNBSM employees shall, except as provided below, be entitled to participate in the employee pension and welfare plans of Penns Woods as follows: FNBSM employees will be eligible to participate in the defined contribution pension plan of Penns Woods (with a cash or deferred feature) on the first quarterly entry date for new participants under the terms of such plan concurrent with or immediately following the Effective Date and FNBSM employees will be eligible to participate in the defined benefit pension plan of Penns Woods effective October 1, 1999.
      FNBSM employees shall receive credit for service with FNBSM
      <PAGE A-40> under any Penns Woods benefit plan, or new Penns
      Woods benefit plan, for purposes of eligibility and vesting determination but not for purposes of benefit accrual.

                  (b) Split Dollar Agreements. Penns Woods agrees to continue to pay, or cause the continuation and payment of, the premiums relating to the current split-dollar life insurance arrangements for William H. Rockey and Rickey B. Brooks, as described in Section 2.12 of the FNBSM Disclosure Schedule, until the respective retirements of William H. Rockey and Rickey B.
Brooks provided that FNBSM and each of such individuals executes a customary form of written agreement applicable to such arrangements which is reasonably satisfactory to Penns Woods and which provides, among other things, for the reimbursement of all premiums paid on behalf of such individual upon death, retirement, or other termination of employment.

                  (c) Severance Policy. Penns Woods agrees to cause JSSB to provide any employee of FNBSM whose employment is involuntarily terminated other than for Cause (as defined below) within one year after the Effective Date or who within such one-year period is offered but declines to accept employment at a location more than 35 miles from such employee's work location with FNBSM provided such employees execute such documentation as Penns Woods may reasonably require: (i) one week of base salary for each year of service with FNBSM with a minimum of two weeks and a maximum of twenty weeks; (ii) continued medical insurance coverage during the time period set forth in the preceding clause (i) to the extent permitted under Penns Woods' health insurance programs or, to the extent impermissible, reimbursement for the cost of continuation coverage provided under IRC Section 4980B(f) during the time period set forth in the preceding clause (i), and (iii) a cash payment for any vacation days accrued but unused in the year in which employment terminates. For purposes of this Section 4.10(c), "Cause" shall mean termination because of the employee's personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule or regulation (other than traffic violations or similar offenses). The benefits provided to terminated FNBSM employees under this subsection are the only severance benefits payable by FNBSM under any plan or policy.
The benefits payable to FNBSM employees under this subsection or otherwise shall in any event be in lieu of any termination benefits to which such employees would otherwise be entitled under Penns Woods' or JSSB's severance policies or programs then in effect. The benefits payable under this subsection shall not apply to any FNBSM employee who enters into a written employment agreement with Penns Woods or JSSB.

                  (d) Other Benefits. Notwithstanding anything contained in this Agreement to the contrary, FNBSM shall be permitted to pay customary year-end bonuses to employees for the year ending December 31, 1998 in an amount not to exceed $1,200 per employee and shall be permitted to make cash payments to its
<PAGE A-41> eligible employees in lieu of accumulated sick leave pursuant to the program set forth in Section 4.01 of the FNBSM Disclosure Schedule.

            Section 4.11 Duty to Advise; Duty to Update Penns Woods' Disclosure Schedule. Penns Woods shall promptly advise FNBSM of any change or event having a Material Adverse Effect on it or on any Penns Woods Subsidiary or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Penns Woods shall update Penns Woods' Disclosure Schedule as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the Penns Woods Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve Penns Woods from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 5.01(c) hereof.

                                   ARTICLE V
                                  CONDITIONS

            Section 5.01 Conditions to FNBSM's Obligations under this Agreement. The obligations of FNBSM hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by FNBSM pursuant to
Section 7.03 hereof:

                  :\D   Corporate Proceedings.  All action required
to be taken by, or on the part of, Penns Woods and JSSB to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, shall have been duly and validly taken by Penns Woods and JSSB; and FNBSM shall have received certified copies of the resolutions evidencing such authorizations;

                  (b) Covenants. The obligations and covenants of Penns Woods required by this Agreement to be performed by Penns
Woods at or prior to the Closing Date shall have been duly performed and complied with in all material respects;

                  (c)   Representations and Warranties.  The
representations and warranties of Penns Woods set forth in this Agreement shall be true and correct, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty
(i) which specifically relates to an earlier date or (ii) where the breach of the representation or warranty would not, either individually or in the aggregate, constitute a Material Adverse Effect with respect to Penns Woods;

                  (d) Approvals of Regulatory Authorities. Penns Woods shall have received all required approvals of Regulatory
<PAGE A-42> Authorities of the Merger, and delivered copies
thereof to FNBSM; and all notice and waiting periods required thereunder shall have expired or been terminated;

                  (e) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

                  (f)   No Material Adverse Effect.  Since
December 31, 1997, there shall not have occurred any Material
Adverse Effect with respect to Penns Woods;

                  (g) Officer's Certificate. Penns Woods shall have delivered to FNBSM a certificate, dated the Closing Date and signed, without personal liability, by its chairman or president, to the effect that the conditions set forth in subsections (a) through (f) of this Section 5.01 have been satisfied, to the best knowledge of the officer executing the same;

                  (h) Opinion of Penns Woods' Counsel. FNBSM shall have received an opinion of Stevens & Lee, P.C., counsel to Penns Woods, dated the Closing Date, in form and substance reasonably satisfactory to FNBSM and its counsel to the effect set forth on
Exhibit 3 attached hereto;

                  (i) Registration Statement. The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement, shall have been obtained;

                  (j) Tax Opinion. FNBSM shall have received an opinion of Stevens & Lee, P.C., in form and substance reasonably satisfactory to FNBSM and its counsel to the effect set forth on
Exhibit 4 attached hereto;

                  (k)   Approval of FNBSM's Shareholders.  This
Agreement shall have been approved by the shareholders of FNBSM by such vote as is required under FNBSM's articles of association and bylaws and by applicable law;

                  (l) Investment Banking Opinion. FNBSM shall have received an oral opinion from Berwind Financial, L.P. on or before the date of this Agreement, and updated in writing as of a date within five (5) days of mailing the Prospectus/Proxy
Statement, to the effect that the consideration to be received by shareholders of FNBSM pursuant to this Agreement is fair, from a financial point of view, to such shareholders; and

                  (m) FNBSM's Dissenting Shareholders. FNBSM shareholders owning 9% or more of the issued and outstanding shares of FNBSM Common Stock shall not have asserted and duly
<PAGE A-43> perfected dissenters' rights with respect to FNBSM
Common Stock pursuant to the NBA;

            Section 5.02 Conditions to Penns Woods' Obligations under this Agreement. The obligations of Penns Woods hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Penns Woods pursuant to Section 7.03 hereof:

                  (a) Corporate Proceedings. All action required to be taken by, or on the part of, FNBSM to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, shall have been duly and validly taken by FNBSM; and Penns Woods shall have received certified copies of the resolutions evidencing such authorizations;

                  (b) Covenants. The obligations and covenants of FNBSM, required by this Agreement to be performed by it at or prior to the Closing Date shall have been duly performed and complied with in all material respects;

                  (c)   Representations and Warranties.  The
representations and warranties of FNBSM set forth in this Agreement shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty
(i) which specifically relates to an earlier date or (ii) where the breach of the representation or warranty would not, either individually or in the aggregate, result in a Material Adverse Effect with respect to FNBSM;

                  (d) Approvals of Regulatory Authorities. Penns Woods shall have received all required approvals of Regulatory Authorities for the Merger, without the imposition of any term or condition that would have a Material Adverse Effect on Penns
Woods upon completion of the Merger; and all notice and waiting periods required thereunder shall have expired or been terminated;

                  (e) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

                  (f)   No Material Adverse Effect.  Since
December 31, 1997, there shall not have occurred any Material
Adverse Effect with respect to FNBSM;

                  (g) Officer's Certificate. FNBSM shall have delivered to Penns Woods a certificate, dated the Closing Date and signed, without personal liability, by its chairman of the board or president, to the effect that the conditions set forth in subsections (a) through (c), (e) and (f) of this Section 5.02
<PAGE A-44> have been satisfied, to the best knowledge of the officer executing the same;

                  (h) Opinions of FNBSM's Counsel. Penns Woods shall have received an opinion of Rhoads & Sinon, LLP, counsel to FNBSM, dated the Closing Date, in form and substance reasonably satisfactory to Penns Woods and its counsel to the effect set forth on Exhibit 5 attached hereto;

                  (i) Registration Statement. The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement, shall have been obtained;

                  (j) Tax Opinion. Penns Woods shall have received an opinion of Stevens & Lee, P.C., its counsel, substantially to the effect set forth on Exhibit 5 attached hereto;

                  (k)   Approval of FNBSM's Shareholders.  This
Agreement shall have been approved by the shareholders of FNBSM by such vote as is required by the articles of association of FNBSM and by law;

                  (l)   Pooling Letter.  Penns Woods shall have
received an opinion from its independent auditors to the effect that the Merger will be treated as a "pooling of interests" for financial accounting purposes; and

                  (m) FNBSM's Dissenting Shareholders. FNBSM shareholders owning 9% or more of the issued and outstanding shares of FNBSM Common Stock shall not have asserted and duly perfected dissenters rights with respect to FNBSM Common Stock pursuant to the NBA.

                                  ARTICLE VI
                       TERMINATION, WAIVER AND AMENDMENT

            Section 6.01  Termination.  This Agreement may be
terminated on or at any time prior to the Closing Date:

                  (a) By the mutual written consent of the parties hereto; or

                  (b)   By Penns Woods or FNBSM:

                        (i) if, in the case of termination by FNBSM, there shall have been any breach of any representation or warranty of Penns Woods which results in a Material Adverse Effect with respect to Penns Woods, on the one hand, or, in the case of termination by Penns Woods, there shall have been any breach of any representation or warranty of FNBSM which results in a Material Adverse Effect with respect to
      <PAGE A-45> FNBSM, on the other hand, and such breach cannot be, or shall not have been, remedied within 30 days after receipt by such other party of notice in writing specifying the nature of such breach and requesting that it be remedied;

                        (ii)  if, in the case of termination by
      FNBSM, there shall have been any breach of any material covenant or other obligation of Penns Woods, on the one hand, or, in the case of termination by Penns Woods, there shall have been any breach of any material covenant or other obligation of FNBSM, on the other hand, and such breach cannot be, or shall not have been, remedied within 30 days after receipt by such other party of notice in writing specifying the nature of such breach and requesting that it be remedied;

                        (iii)  if the Closing Date shall not have
      occurred on or before May 30, 1999, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth in this Agreement required to be performed or observed by such party on or before the Closing Date; or

                        (iv)  if either party has been informed in
      writing by a Regulatory Authority whose approval or consent has been requested that such approval or consent is unlikely to be granted, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein required to be performed or observed by such party on or before the Closing Date.

            Section 6.02  Effect of Termination.

                  (a)   If this Agreement is terminated pursuant to
Section 6.01 hereof, this Agreement shall forthwith become void (other than Section 4.02(d), Section 6.02(b) and Section 7.01 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of Penns Woods or FNBSM to the other, except for any liability arising out of any breach of any covenant or other agreement contained in this Agreement.

                  (b) If, within nine months following the date of termination of this Agreement, other than any termination by FNBSM pursuant to Section 6.01(b)(i) or (ii) on account of an unremedied material breach by Penns Woods, Section 6.01(b)(iii), or Section 6.01(b)(iv), a Person other than Penns Woods or an affiliate of Penns Woods, enters into an agreement with FNBSM pursuant to which such Person or Affiliate would (i) merge or consolidate, or enter into any similar transaction, with FNBSM,
(ii) acquire all or substantially all of the assets of FNBSM, or
(iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities
<PAGE A-46> representing, 20% or more of the then outstanding shares of FNBSM Common Stock, then FNBSM shall immediately pay to Penns Woods a fee of $1 million, which fee shall include reimbursement to Penns Woods for its costs and expenses, including legal fees and expenses, incurred in connection with this Agreement and the transactions contemplated hereby. Nothing in this Section 6.02(b) shall constitute a waiver of limitation, in whole or in part, of any legal or equitable rights which Penns Woods may possess against any Person or Affiliate relating to this Agreement, or relating to Penns Woods' relationship with FNBSM or for any act or omission of such Person, including any tortious interference with this Agreement or otherwise wrongfully inducing or causing any breach of any such agreement.

                                  ARTICLE VII
                                 MISCELLANEOUS

            Section 7.01 Expenses. Except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

            Section 7.02 Non-Survival of Representations and Warranties. All representations, warranties, agreements and covenants set forth in this Agreement, shall terminate on the Closing Date, except for covenants to be performed after the Closing Date, which will continue until performed.

            Section 7.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may
(a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto,
(c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or
(d) waive compliance with any of the agreements or conditions contained in Articles IV and V hereof or otherwise. This
Agreement may not be amended except by an instrument in writing authorized by the respective Boards of Directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

            Section 7.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and <PAGE A-47> understandings between the parties, both written or oral with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities other than pursuant to Sections 1.02(d)(i) and (iii), 1.02(f), 4.05, and 4.10(a), (b) and (c) with respect to indemnification, employee benefits and certain other matters.

            Section 7.0: No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

            Section 7.06  Notices.  All notices or other
communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), or sent by telecopy, addressed as follows:

                  (a)   If to Penns Woods, to:
                        Penns Woods Bancorp., Inc.
                        115 South Main Street
                        P.O. Box 5098
                        Jersey Shore, Pennsylvania  17740

                        Attention:  Theodore H. Reich, President and
                                        Chief Executive Officer

                        Telecopy No.:  (717) 322-9947

                        with a copy to:

                        Stevens & Lee
                        111 North Sixth Street
                        Reading, Pennsylvania  19601

                        Attention:  Joseph M. Harenza, Esquire and
                                      David W. Swartz, Esquire

                        Telecopy No.:  (610) 376-5610

                  (b)   If to FNBSM, to:

                        First National Bank of Spring Mills
                        P.O. Box 66
                        Spring Mills, Pennsylvania  16875

                        Attention:  William H. Rockey,
                                      President

                        Telecopy No.:  (814) 422-0335
  <PAGE A-48>
                        with copies to:

                        Rhoads & Sinon, LLP
                        One South Market Square
                        12th Floor
                        P.O. Box 1146
                        Harrisburg, Pennsylvania  17108-1146

                        Attention:  Dean H. Dusinberre, Esquire

                        Telecopy No.:  (717) 232-1459

            Section 7.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

            Section 7.08  Counterparts.  This Agreement may be
executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

            Section 7.09  Severability.  If any provision of this
Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

            Section 7.10  Governing Law.  This Agreement shall be
governed by and construed in accordance with the domestic internal law (without regard to the law of conflicts of law) of the Commonwealth of Pennsylvania.

            IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                    PENNS WOODS BANCORP, INC.

                                    By/s/ Theodore H. Reich



                                    THE FIRST NATIONAL BANK OF SPRING
                                    MILLS

                                    By/s/ William H. Rockey
  PAGE A-49

                                                                 Exhibit 1

                                PLAN OF MERGER

            THIS PLAN OF MERGER ("Plan of Merger") dated as of July 22, 1998, is by and between JERSEY SHORE STATE BANK, a Pennsylvania banking institution ("JSSB"), and FIRST NATIONAL BANK OF SPRING MILLS, a national banking association ("FNBSM").

                                  BACKGROUND

            1. JSSB is a Pennsylvania banking institution and a wholly-owned subsidiary of Penns Woods Bancorp, Inc., a Pennsylvania corporation ("Penns Woods"). The authorized capital stock of JSSB consists of 120,000 shares of common stock, par value $10.00 per share ("JSSB Common Stock"), 102,000 of which at the date hereof are issued and outstanding.

            2. FNBSM is a national banking association. The authorized capital stock of FNBSM consists of 100,000 shares of common stock, par value $2.00 per share ("FNBSM Common Stock"), of which at the date hereof 75,000 shares are issued and outstanding.

            3.    The respective Boards of Directors of JSSB and
FNBSM deem the merger of FNBSM with and into JSSB, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective corporations and their respective shareholders.

            4. The respective Boards of Directors of JSSB and FNBSM have adopted resolutions approving this Plan of Merger.
The respective Boards of Directors of Penns Woods and FNBSM have adopted resolutions approving an Agreement dated as of July 22, 1998 (the "Agreement") between Penns Woods and FNBSM, pursuant to which this Plan of Merger is being executed by JSSB and FNBSM.

                                   AGREEMENT

            In consideration of the premises and of the mutual covenants and agreements herein contained, and in accordance with the applicable laws and regulations of the Commonwealth of Pennsylvania and the United States of America, JSSB and FNBSM, intending to be legally bound hereby, agree:

                                   ARTICLE I
                               MERGER; BUSINESS

            1.1 Merger. Subject to the terms and conditions of this Plan of Merger and in accordance with the applicable laws and regulations of the Commonwealth of Pennsylvania and the United States of America, on the Effective Date (as that term is defined in Article V hereof): FNBSM shall merge with and into JSSB; the separate existence of FNBSM shall cease; and JSSB shall
<PAGE A-50> be the surviving corporation (such transaction
referred to herein as the "Merger" and JSSB, as the surviving corporation in the Merger, referred to herein as the "Surviving Bank").

            1.2 Business. The business of the Surviving Bank shall be conducted at its main office, which shall be located at 115 South Main Street, P.O. Box 5098, Jersey Shore, Pennsylvania 17740, and at its legally established branches, which shall include all of the branch office of JSSB and FNBSM, and the main office of FNBSM prior to the Effective Date.

                                  ARTICLE II
                              CHARTER AND BYLAWS

            On and after the Effective Date, the Articles of Incorporation and Bylaws of JSSB, as in effect immediately prior to the Effective Date, shall automatically be and remain the Articles of Incorporation and Bylaws of the Surviving Bank, until altered, amended or repealed.

                                  ARTICLE III
                        BOARD OF DIRECTORS AND OFFICERS

            3.1 Board of Directors. On and after the Effective Date, the directors of the Surviving Bank shall consist of
(i) those persons serving in such capacity immediately prior to the Effective Date and (ii) William H. Rockey, who shall serve as such until their successors have been elected and qualified.

            3.2 Officers. On and after the Effective Date, the officers of the Surviving Bank shall consist of (i) the officers of JSSB duly elected and holding office immediately prior to the Effective Date and (ii) William H. Rockey as a Senior Vice
President and Rickey B. Brooks as a Vice President.

            3.3 Advisory Board. The Surviving Bank shall establish an Advisory Board on the terms and in the manner set forth in the Agreement.

                                  ARTICLE IV
                             CONVERSION OF SHARES

            4.1 Stock of JSSB. Each share of JSSB Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as a share of common stock of the Surviving Bank.

            4.2 Stock of FNBSM. Each share of FNBSM Common Stock issued and outstanding immediately prior to the Effective Date, and each share of FNBSM Common Stock issued and held in the treasury of FNBSM as of the Effective Date, if any, shall, on the Effective Date, be converted into and become shares of common stock, $10.00 par value per share, of Penns Woods or cancelled, as set forth in the Agreement. <PAGE A-51>

                                   ARTICLE V
                         EFFECTIVE DATE OF THE MERGER

            The Merger shall be effective on the date and at the time specified in the certificate to be issued by the Pennsylvania Department of Banking approving this Merger (the
"Effective Date").

                                  ARTICLE VI
                             EFFECT OF THE MERGER

            On the Effective Date: the separate existence of FNBSM shall cease; and all of the property (real, personal and mixed), rights, powers, duties and obligations of FNBSM shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.

                                  ARTICLE VII
                             CONDITIONS PRECEDENT

            The obligations of JSSB and FNBSM to effect the Merger shall be subject to satisfaction, unless duly waived by the party permitted to do so, of the conditions precedent set forth in the Agreement.

                                 ARTICLE VIII
                                  TERMINATION

            This Plan of Merger shall terminate upon any termination of the Agreement in accordance with its terms; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

                                  ARTICLE IX
                                   AMENDMENT

            Subject to applicable law, this Plan of Merger may be amended, by action of the respective Boards of Directors of the parties hereto, at any time prior to consummation of the Merger, but only by an instrument in writing signed by duly authorized officers on behalf of the parties hereto.

                                   ARTICLE X
                                 MISCELLANEOUS

            10.1 Extensions; Waivers. Each party, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive compliance with any of the covenants, or performance of any of the obligations, of the other party contained in this Plan of Merger.
  <PAGE A-52>
            10.2 Notices. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of
Section 7.06 of the Agreement.

            10.3 Captions. The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Plan of Merger.

            10.4 Counterparts. For the convenience of the parties hereto, this Plan of Merger may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

            10.5 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

            IN WITNESS WHEREOF, JSSB and FNBSM have caused this
Bank Plan of Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed on the date first written above.

                                    JERSEY SHORE STATE BANK

                                    By________________________________



                                    FIRST NATIONAL BANK OF SPRING MILLS

                                    By________________________________
  PAGE A-53

                                                                 Exhibit 2


                                 July 22, 1998



Penns Woods Bancorp, Inc.
115 South Main Street
P.O. Box 5098
Jersey Shore, Pennsylvania  17440

Ladies and Gentlemen:

      Penns Woods Bancorp, Inc. ("Penns Woods") and First National Bank of Spring Mills ("FNBSM") desire to enter into an agreement dated as of July 22, 1998 ("Agreement"), pursuant to which, subject to the terms and conditions set forth therein and in the plan of merger related thereto, (a) FNBSM will merge with and into Jersey Shore State Bank, the wholly owned subsidiary of Penns Woods ("JSSB"), with JSSB surviving the merger, and
(b) shareholders of FNBSM will receive common stock of Penns
Woods in exchange for common stock of FNBSM outstanding on the closing date (the foregoing, collectively, referred to herein as the "Merger").

      Penns Woods has required, as an inducement to its execution and delivery to FNBSM of the Agreement, that the undersigned, being directors, executive officers and major shareholders of FNBSM, execute and deliver to Penns Woods this Letter Agreement.

      Each of the undersigned, in order to induce Penns Woods to execute and deliver to FNBSM the Agreement, hereby irrevocably:

            (a) Agrees to be present (in person or by proxy) at all meetings of shareholders of FNBSM called to vote for approval of the Merger so that all shares of common stock of FNBSM then owned by the undersigned will be counted for the purpose of determining the presence of a quorum at such meetings and to vote all such shares in favor of approval and adoption of the Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of FNBSM);

            (b) Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of FNBSM, to approve or adopt the Agreement;

            (c) Agrees not to take any actions with the intent to prevent or hinder the Merger from being consummated;

            (d) Agrees not to solicit or initiate any negotiations or discussions with any party other than Penns Woods with respect
<PAGE A-54> to any offer, sale, transfer or other disposition of, any shares of common stock of FNBSM now or hereafter owned by the undersigned;

            (e) Agrees not to offer, sell, transfer or otherwise dispose of any shares of common stock of Penns Woods received in the Merger, except (i) at such time as a registration statement under the Securities Act of 1933, as amended ("Securities Act") covering sales of such Penns Woods common stock is effective and a prospectus is made available under the Securities Act,
(ii) within the limits, and in accordance with the applicable provisions of, Rule 145(d) under the Securities Act, or (iii) in a transaction which, in the opinion of counsel satisfactory to Penns Woods or as described in a "no-action" or interpretive letter from the staff of the Securities and Exchange Commission ("SEC"), is not required to be registered under the Securities Act; and acknowledges and agrees that Penns Woods is under no obligation to register the sale, transfer or other disposition of Penns Woods common stock by the undersigned or on behalf of the undersigned, or to take any other action necessary to make an exemption from registration available;

            (f) Notwithstanding the foregoing, agrees not to sell, or in any other way reduce the risk of the undersigned relative to, any shares of common stock of FNBSM or of common stock of Penns Woods, during the period commencing thirty days prior to the effective date of the Merger and ending on the date on which financial results covering at least thirty days of post-Merger combined operations of Penns Woods and FNBSM have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies;

            (g) Agrees that Penns Woods shall not be bound by any attempted sale of any shares of Penns Woods common stock, and Penns Woods' transfer agent shall be given an appropriate stop transfer order and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement; and further agrees that the certificate representing shares of Penns Woods common stock owned by the undersigned may be endorsed with a restrictive legend consistent with the terms of this Letter Agreement;

            (h) Acknowledges and agrees that the provisions of subparagraphs (e), (f) and (g) hereof, to the extent the undersigned can control any of the following persons or entities, also apply to shares of Penns Woods common stock received in the Merger (or any shares of FNBSM common stock or of Penns Woods common stock, whether or not received in the Merger, for the period referred to in subparagraph (g) above) owned by (i) his or her spouse, (ii) any of his or her relatives or relatives of his or her spouse occupying his or her home, (iii) any trust or estate in which he or she, his or her spouse, or any such relative owns at least a 10% beneficial interest or of which any of them serves as trustee, executor or in any similar capacity, and (iv) any corporation or other organization in which the
<PAGE A-55> undersigned, any affiliate of the undersigned, his or her spouse, or any such relative owns at least 10% of any class of equity securities or of the equity interest;

            (i) Represents that the undersigned has no plan or intention to sell, exchange, or otherwise dispose of any shares of common stock of Penns Woods to be received in the Merger prior to expiration of the time period referred to in subparagraph (f) hereof; and

            (j) Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles.
                           ________________________

      It is understood and agreed that the provisions of subparagraphs (a) through (d) of this Letter Agreement relate solely to the capacity of the undersigned as a shareholder or other beneficial owner of shares of FNBSM Common Stock and is not in any way intended to affect the exercise by the undersigned of the undersigned's responsibilities as a director or officer of FNBSM. It is further understood and agreed that such subparagraphs of this Letter Agreement are not in any way intended to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of FNBSM Common Stock held by the undersigned as of the date hereof.
                           ________________________

      The obligations set forth herein shall terminate
concurrently with any termination of the Agreement.
                           ________________________

      This Letter Agreement may be executed in two or more
counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.
                           ________________________

      This Letter Agreement shall terminate concurrently with any termination of the Agreement in accordance with its terms.
                           ________________________

      The undersigned intend to be legally bound hereby.


                                         Sincerely,
  PAGE A-56

                                                                 Exhibit 3

                   FORM OF OPINION OF COUNSEL TO PENNS WOODS

            FNBSM shall have received from counsel to Penns Woods, an opinion, dated as of the Closing Date, substantially to the effect that, subject to customary exceptions and qualifications:

            (a) Penns Woods and JSSB have full corporate power to carry out the transactions contemplated in the Agreement and the Plan of Merger, respectively. The execution and delivery of the Agreement and the Plan of Merger and the consummation of the transactions contemplated thereunder have been duly and validly authorized by all necessary corporate action on the part of Penns Woods and JSSB, and the Agreement and the Plan constitute valid and legally binding obligations of Penns Woods and JSSB, respectively, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws affecting creditors' rights generally and institutions the deposits of which are insured by the FDIC, and as may be limited by the exercise of judicial discretion in applying principles of equity. Subject to satisfaction of the conditions set forth in the Agreement, neither the transactions contemplated in the Agreement or the Plan, nor compliance by Penns Woods and JSSB with any of the respective provisions thereof, will
(i) conflict with or result in a breach or default under (A) the articles of incorporation or bylaws of Penns Woods or JSSB, or,
(B) based solely on certificates of officers and without independent verification, to the knowledge of such counsel, any note, bond, mortgage, indenture, license, agreement or other material instrument or obligation to which Penns Woods or JSSB is a party; or (ii) based solely on certificates of officers and without independent verification, to the knowledge of such counsel, result in the creation or imposition of any material lien or encumbrance upon the property of Penns Woods or JSSB, except such material lien, instrument or obligation that has been disclosed pursuant to the Agreement or the Plan; or (iii) violate in any material respect any order, writ, injunction or decree known to such counsel, or any federal or Pennsylvania statute, rule or regulation applicable to Penns Woods or JSSB.

            (b) JSSB is a validly existing state-chartered bank organized and in good standing under the laws of the Commonwealth of Pennsylvania. The deposits of JSSB are insured to the maximum extent provided by law by the Federal Deposit Insurance
Corporation.

            (c) There is, to the knowledge of such counsel, no legal, administrative, arbitration or governmental proceeding or investigation pending or threatened to which Penns Woods or JSSB is a party which would, if determined adversely to Penns Woods or JSSB, have a material adverse effect on the financial condition or results of operation of Penns Woods and JSSB taken as a whole, or which presents a claim to restrain or prohibit the <PAGE A-57> transactions contemplated by the Agreement and the Plan, respectively.

            (d) To the knowledge of such counsel, no consent, approval, authorization or order of any federal or state court or federal or state governmental agency or body is required for the consummation by Penns Woods or JSSB of the transactions contemplated by the Agreement and the Plan, except for such consents, approvals, authorizations or orders as have been obtained.

            (e) Upon the filing and effectiveness of the Articles of Merger with the PDB and the PDS with respect to the Merger, the mergers of JSSB and FNBSM contemplated by the Agreement and the Plan, respectively, will have been effected in compliance with all applicable federal and Pennsylvania laws and regulations in all material respects.

            (f) The shares of Penns Woods Common Stock to be issued in connection with the merger of FNBSM and JSSB contemplated by the Agreement have been duly authorized and will, when issued in accordance with the terms of the Agreement, be validly issued, fully paid and nonassessable, free and clear of any mortgage, pledge, lien, encumbrance or claim (legal or equitable).
  PAGE A-58

                                                                 Exhibit 4

                 FORM OF TAX OPINION OF COUNSEL TO PENNS WOODS

      Penns Woods and FNBSM shall have received an opinion of Stevens & Lee substantially to the effect that, under the provisions of the IRC:

      1. The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the IRC.

      2. Penns Woods, FNBSM and JSSB will each be "a party to a reorganization" within the meaning of Section 368(b) of the IRC.

      3. Neither FNBSM nor JSSB will recognize any gain or loss by reason of the Merger upon the transfer of FNBSM's assets to JSSB and the assumption by JSSB of the liabilities of FNBSM.

      4. The basis of the FNBSM assets in the hands of JSSB will be the same as the basis of such assets in the hands of FNBSM immediately prior to the Merger.

      5. The holding period of the FNBSM assets in the hands of JSSB will include the period during which such assets were held by FNBSM prior to the Merger.

      6. No gain or loss will be recognized by the shareholders of FNBSM on the receipt of Penns Woods Common Stock (including fractional share interests) solely in exchange for their shares of FNBSM Common Stock.

      7. The basis of the Penns Woods Common Stock (including fractional share interests) to be received by the FNBSM shareholders in the Merger will be the same as the basis of the FNBSM Common Stock surrendered in exchange therefor.

      8. The holding period of the Penns Woods Common Stock (including fractional share interests) to be received by the FNBSM shareholders in the Merger will include the period during which the FNBSM shareholders held their FNBSM Common Stock, provided the shares of FNBSM Common Stock are held as a capital asset on the Effective Date.

      9. The payment of cash in lieu of fractional share interests of Penns Woods Common Stock will be treated as if the fractional share interests were distributed as part of the Merger and then redeemed by Penns Woods. Such cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share interests redeemed, as provided in Section 302(a) of the IRC.

      10. As provided in Section 381(c)(2) of the IRC and related Treasury regulations, JSSB will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of
<PAGE A-59> FNBSM as of the effective date of the Merger.  Any deficit in the earnings and profits of JSSB or FNBSM will be used only to offset the earnings and profits accumulated after the Merger.

      11. Pursuant to Section 381(a) of the IRC and related Treasury regulations, JSSB will succeed to and take into account the items of FNBSM described in Section 381(c) of the IRC. Such items will be taken into account by JSSB subject to the conditions and limitations of Sections 381, 382, 383, and 384 of the IRC and the Treasury regulations thereunder.
  PAGE A-60

                                                                 Exhibit 5

                         FORM OF OPINION OF COUNSEL TO
                      FIRST NATIONAL BANK OF SPRING MILLS

            Penns Woods shall have received from counsel to FNBSM an opinion, dated as of the Closing Date, substantially to the effect that, subject to customary exceptions and qualifications:

            (a) FNBSM has full corporate power to carry out the transactions contemplated in the Agreement and the Plan of Merger, respectively. The execution and delivery of the Agreement and the Plan of Merger and the consummation of the transactions contemplated thereunder have been duly and validly authorized by all necessary corporate action on the part of FNBSM, and the Agreement and the Plan constitute valid and legally binding obligations, in accordance with their respective terms, of FNBSM, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws affecting creditors' rights generally and institutions the deposits of which are insured by the FDIC, and as may be limited by the exercise of judicial discretion in applying principles of equity. Subject to satisfaction of the conditions set forth in the Agreement, neither the transactions contemplated in the Agreement and the Plan, nor compliance by FNBSM with any of the respective provisions thereof, will (i) conflict with or result in a breach or default under (A) the articles of association or bylaws of FNBSM, or (B) based solely on certificates of officers and without independent verification, to the knowledge of such counsel, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which FNBSM is a party; or
(ii) based solely on certificates of officers, to the knowledge of such counsel, result in the creation or imposition of any material lien, instrument or encumbrance upon the property of FNBSM, except such material lien, instrument or obligation that has been disclosed to Penns Woods pursuant to the Agreement and the Plan, or (iii) violate in any material respect any order, writ, injunction, or decree known to such counsel, or any statute, rule or regulation applicable to FNBSM.

            (b) FNBSM is a validly existing national bank organized and in good standing under the laws of the United States of America. The deposits of FNBSM are insured to the maximum extent provided by law by the Federal Deposit Insurance Corporation.

            (c) There is, to the knowledge of such counsel, no legal, administrative, arbitration or governmental proceeding or investigation pending or threatened to which FNBSM is a party which would, if determined adversely to FNBSM, have a material adverse effect on the business, properties, results of operations, or condition, financial or otherwise, of FNBSM taken as a whole or which presents a claim to restrain or prohibit the
<PAGE A-61> transactions contemplated by the Agreement and the
Plan, respectively.

            (d) To the knowledge of such counsel, no consent, approval, authorization, or order of any federal or state court or federal or state governmental agency or body, or of any third party, is required for the consummation by FNBSM of the transactions contemplated by the Agreement and the Plan, except for such consents, approvals, authorizations or orders as have been obtained.
  PAGE A-62

                                                          ANNEX B

                           FORM OF FAIRNESS OPINION


November 11, 1998

Board of Directors
First National Bank of Spring Mills
P.O. Box 66
Spring Mills, PA  16875

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the First National Bank of Spring Mills ("Spring Mills") of the financial terms of the proposed merger by and between Spring Mills and Penns Woods Bancorp, Inc. ("Penns Woods"). The terms of the proposed merger (the "Proposed Merger") by and between Spring Mills and Penns Woods are set forth in the Agreement and Plan of Merger dated July 22, 1998 (the "Merger Agreement") and provide that each outstanding share of Spring Mills common stock will be converted into the right to receive 3.5 shares of Penns Woods common stock as defined in the Merger Agreement.

      Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

      In arriving at our opinion, we have, among other things:
(i) reviewed the historical financial performances, current financial positions and general prospects of Spring Mills and Penns Woods, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock market performance of Spring Mills and Penns Woods, (iv) studied and analyzed the consolidated financial and operating data of Spring Mills and Penns Woods,
(v) considered the terms and conditions of the Proposed Merger between Spring Mills and Penns Woods as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions, (vi) met and/or communicated with certain members of Spring Mills' and Penns Woods' senior management to discuss their respective operations, historical financial statements and future prospects, (vii) reviewed this proxy statement/prospectus, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

      Our opinion is given in reliance on information and representations made or given by Spring Mills and Penns Woods,
<PAGE B-1> and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Spring Mills and Penns Woods including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Spring Mills and Penns Woods nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

      With regard to financial and other information relating to the general prospects of Spring Mills, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of Penns Woods as to its most likely future performance. For Spring Mills and Penns Woods, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed credit files of either Spring Mills or Penns Woods. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to Spring Mills.

      Our opinion is based upon information provided to us by the managements of Spring Mills and Penns Woods, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Proposed Merger and does not constitute a recommendation to the Board of Spring Mills and does not constitute a recommendation to Spring Mills shareholders as to how such shareholders should vote on the Proposed Merger.

      Based on the foregoing, it is our opinion that, as of the date hereof, the financial terms of the Proposed Merger by and between Spring Mills and Penns Woods are fair, from a financial point of view, to the shareholders of Spring Mills.

                                    Sincerely,

                                    BERWIND FINANCIAL, L.P.
  PAGE B-2

                                                          ANNEX C

                        Excerpts from National Bank Act
                            re:  Dissenters' Rights

12 U.S.C. Sec. 214a, Procedure for conversion, merger, or consolidation; vote of stockholders

      SEC. 214a. A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State Charter, in the following manner:

      Approval of board of directors; publication of notice of stockholders' meeting; waiver of publication; notice by registered or certified mail

      (a) The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders' meeting to act upon the plan, in some newspapers with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

      Rights of dissenting shareholders

      (b) A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled top receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The
<PAGE C-1> valuation agreed upon by any two or three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank not taken by the dissenting shareholders of the national banking association. <PAGE C-2>